                                                Filed Pursuant to Rule 424(b)(4)
                                                Registration No. 333-75039

                                  $600,000,000

LOGO
                              CALPINE CORPORATION
                   $250,000,000 7 5/8% Senior Notes Due 2006
                   $350,000,000 7 3/4% Senior Notes Due 2009

                               ------------------

We will pay interest on the Senior Notes each April 15 and October 15. The first interest payment will be made on October 15, 1999.

          We may not redeem the Senior Notes prior to their maturity.

Concurrently with this offering of Senior Notes, we are offering 6,000,000 shares of our common stock. We anticipate that the common stock offering will be completed on
                                March 26, 1999.

INVESTING IN THE SENIOR NOTES INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" ON PAGE
                                       8.

                                                      UNDERWRITING          PROCEEDS TO
                                       PRICE TO         DISCOUNTS             CALPINE
                                      PUBLIC(1)      AND COMMISSIONS      CORPORATION(1)
                                     ------------   -----------------   -------------------
Per 7 5/8% Senior Note.............    99.913%         1.625%               98.288%
     Total.........................  $249,782,500      $4,062,500          $245,720,000
Per 7 3/4% Senior Note.............    99.938%         1.625%               98.313%
     Total.........................  $349,783,000      $5,687,500          $344,095,500

(1) Plus accrued interest, if any, from March 29, 1999.

     Delivery of the Senior Notes in book entry form only, will be made through the Depository Trust Company on or about March 29, 1999, against payment in immediately available funds.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CREDIT SUISSE FIRST BOSTON
             CIBC OPPENHEIMER
                            TD SECURITIES
                                        ING BARINGS
                                                   SCOTIA CAPITAL MARKETS

                        Prospectus dated March 24, 1999.

                      [Depiction of Delta Energy Center.]
  "Delta Energy Center, a proposed 880 megawatt gas-fired facility located in
                            Pittsburg, California."

                      [Depiction of Pasadena Power Plant.]
 "Pasadena Power Plant, a 240 megawatt gas-fired facility located in Pasadena,
                                    Texas."

                               TABLE OF CONTENTS

                                      PAGE
                                      ----
PROSPECTUS SUMMARY..................    1
RISK FACTORS........................    8
WHERE YOU CAN FIND MORE
  INFORMATION.......................   17
FORWARD-LOOKING STATEMENTS..........   18
USE OF PROCEEDS.....................   19
CAPITALIZATION......................   20
SELECTED CONSOLIDATED FINANCIAL
  DATA..............................   21
PRO FORMA CONSOLIDATED FINANCIAL
  DATA..............................   23
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATION......................   25

                                      PAGE
                                      ----
BUSINESS............................   36
MANAGEMENT..........................   60
PRINCIPAL STOCKHOLDERS..............   63
DESCRIPTION OF THE SENIOR NOTES.....   65
DESCRIPTION OF CERTAIN OTHER
  INDEBTEDNESS......................  104
CERTAIN FEDERAL INCOME TAX
  CONSIDERATIONS....................  107
UNDERWRITING........................  111
NOTICE TO CANADIAN RESIDENTS........  112
LEGAL MATTERS.......................  113
EXPERTS.............................  113

                               ------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION CONTAINED IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in the Senior Notes. You should carefully read the entire prospectus, including the risk factors, the financial statements and the documents incorporated by reference into it. The terms "Calpine," "our company," "our," "us" and "we," as used in this prospectus, refer to Calpine Corporation and its consolidated subsidiaries.

                                  THE COMPANY

     Calpine is a leading independent power company engaged in the development, acquisition, ownership and operation of power generation facilities and the sale of electricity predominantly in the United States. We have experienced significant growth in all aspects of our business over the last five years. Currently, we own interests in 22 power plants having an aggregate capacity of 2,729 megawatts and have two acquisition transactions pending in which we will acquire 14 geothermal power plants with an aggregate capacity of 694 megawatts. We also have six gas-fired projects under construction having an aggregate capacity of 1,784 megawatts and have announced plans to develop five gas-fired power plants with a total capacity of 3,180 megawatts. Upon completion of pending acquisitions and projects under construction, we will have interests in 40 power plants having an aggregate capacity of 5,207 megawatts, of which we will have a net interest in 4,271 megawatts. This represents significant growth from the 342 megawatts of capacity we had at the end of 1993. Of this total generating capacity, 81% will be attributable to gas-fired facilities and 19% will be attributable to geothermal facilities.

     As a result of our expansion program, our revenues, cash flow, earnings and assets have grown significantly over the last five years, as shown in the table below.

                                                              COMPOUND ANNUAL
                                      1993         1998         GROWTH RATE
                                    --------    ----------    ---------------
                                    (DOLLARS IN MILLIONS)
Total Revenue.....................   $ 69.9      $  555.9           51%
EBITDA............................     42.4         255.3           43%
Net Income........................      3.8          45.7           64%
Total Assets......................    302.3       1,728.9           42%

     Since our inception in 1984, we have developed substantial expertise in all aspects of the development, acquisition and operation of power generation facilities. We believe that the vertical integration of our extensive engineering, construction management, operations, fuel management and financing capabilities provides us with a competitive advantage to successfully implement our acquisition and development program and has contributed to our significant growth over the past five years.

                                   THE MARKET

     The power industry represents the third largest industry in the United States, with an estimated end-user market of over $250 billion of electricity sales in 1998 produced by an aggregate base of power generation facilities with a capacity of approximately 750,000 megawatts. In response to increasing customer demand for access to low-cost electricity and enhanced services, new regulatory initiatives have been and are continuing to be adopted at both the state and federal level to increase competition in the domestic power generation industry. The power generation industry historically has been largely characterized by electric utility monopolies producing electricity from old, inefficient, high-cost generating facilities selling to a captive customer base. Industry trends and regulatory initiatives have transformed the existing market into a more competitive market where end users purchase electricity from a variety of suppliers, including non-utility generators, power marketers, public utilities and others.

     There is a significant need for additional power generating capacity throughout the United States, both to satisfy increasing demand, as well as to replace old and inefficient generating facilities. Due to environmental and economic considerations, we believe this new capacity will be provided predominantly by gas-fired facilities. We believe that these market trends will create substantial opportunities for efficient, low-cost power producers that can produce and sell energy to customers at competitive rates.

     In addition, as a result of a variety of factors, including deregulation of the power generation market, utilities, independent power producers and industrial companies are disposing of power generation facilities. To date, numerous utilities have sold or announced their intentions to sell their power generation facilities and have focused their resources on the transmission and distribution business segments. Many independent producers operating a limited number of power plants are also seeking to dispose of their plants in response to competitive pressures, and industrial companies are selling their power plants to redeploy capital in their core businesses.

                                    STRATEGY

     Our strategy is to continue our rapid growth by capitalizing on the significant opportunities in the power market, primarily through our active development and acquisition programs. In pursuing our proven growth strategy, we utilize our extensive management and technical expertise to implement a fully integrated approach to the acquisition, development and operation of power generation facilities. This approach uses our expertise in design, engineering, procurement, finance, construction management, fuel and resource acquisition, operations and power marketing, which we believe provide us with a competitive advantage. The key elements of our strategy are as follows:

     - Development and expansion of power plants. We are actively pursuing the development and expansion of highly efficient, low-cost, gas-fired power plants to replace old and inefficient generating facilities and meet the demand for new generation.

     - Acquisition of power plants. Our strategy is to acquire power generating facilities that meet our stringent criteria, provide significant potential for revenue, cash flow and earnings growth and provide the opportunity to enhance the operating efficiencies of the plants.

     - Enhancement of the performance and efficiency of existing power projects. We continually seek to maximize the power generation potential of our operating assets and minimize our operating and maintenance expenses and fuel costs.

                              RECENT DEVELOPMENTS

     Project Development and Construction. In July 1998, we achieved a key milestone in our development program by completing the development of our 240 megawatt gas-fired power plant in Pasadena, Texas. The Pasadena Power Plant serves as a prototype for future development projects. We currently have six gas-fired projects under construction, representing an additional 1,784 megawatts of capacity. Of these new projects, we are expanding our Pasadena and Clear Lake facilities by an aggregate of 545 megawatts. In addition, four new gas-fired power plants, with a total capacity of 1,239 megawatts, are currently under construction in Dighton, Massachusetts; Tiverton, Rhode Island; Rumford, Maine; and Westbrook, Maine. We have also announced plans to develop five additional power generation facilities, totaling an estimated 3,180 megawatts of electricity, in California, Texas and Arizona.

     Acquisitions. We are currently in the process of completing two acquisitions comprising 14 geothermal power plants with an aggregate capacity of 694 megawatts, located in The Geysers, California. On March 19, 1999, we completed the purchase of the remaining 75% interest in the steam fields that supply 12 of these geothermal power plants for $101.0 million. Historically, we have served as the steam supplier for these facilities, which have been owned and operated by PG&E. We anticipate that these acquisitions will enable us to consolidate our operations in The Geysers into a single ownership structure and to integrate the power plant and steam field operations, allowing us to optimize the efficiency and performance of the facilities. We believe that these acquisitions will provide us with significant synergies that utilize our expertise in geothermal power generation and position us to benefit from the demand for "green" energy in the competitive market.

                                  THE OFFERING

Securities Offered..............    $250.0 million aggregate principal amount of
                                    7 5/8% Senior Notes Due 2006; and
                                    $350.0 million aggregate principal amount of 7 3/4% Senior Notes Due 2009.

Maturity........................    April 15, 2006 in the case of the 7 5/8%
                                    Senior Notes; and
                                    April 15, 2009 in the case of the 7 3/4%
                                    Senior Notes.

Interest Payment Dates..........    April 15 and October 15 of each year,
                                    commencing October 15, 1999.

Redemption......................    We cannot redeem the Senior Notes prior to
                                    maturity.

Ranking.........................    The Senior Notes will be our senior
                                    unsecured obligations and will rank equal in right of payment with all of our other existing and future senior indebtedness and senior in right of payment to all of our subordinated indebtedness. The Senior Notes will be effectively subordinated to all liabilities of our subsidiaries, including trade payables. As of December 31, 1998, after giving effect to this offering and the application of the net proceeds therefrom, the Senior Notes would not be effectively subordinated to any secured indebtedness and we would have had $951.8 million of outstanding indebtedness ranking equal with the Senior Notes. See "Risk Factors -- We have substantial indebtedness that we may be unable to service and that restricts our activities," "Risk Factors -- Our ability to repay our debt depends upon the performance of our subsidiaries" and "Description of the Senior Notes -- Ranking."

Change of Control...............    If a change of control triggering event
                                    occurs, we must give holders of the Senior
                                    Notes the opportunity to sell us their
                                    Senior Notes at a purchase price of 101% of their face amount, plus accrued and unpaid interest, if any, to the date of purchase.
                                    The term "change of control triggering
                                    event" is defined in "Description of the Senior Notes -- Certain Definitions."

Certain Covenants...............    The indentures under which the Senior Notes
                                    will be issued will contain certain
                                    covenants that, among other things, limit

                                    - the incurrence of additional debt by us
                                      and our subsidiaries,
                                    - the payment of dividends on and
                                      redemptions of capital stock by us and our subsidiaries,
                                    - the use of proceeds from the sale of
                                      assets and subsidiary stock,
                                    - transactions with affiliates,
                                    - the creation of liens, and
                                    - sale leaseback transactions.
                                    The indentures will also restrict our
                                    ability to consolidate or merge with or
                                    into, or to transfer all or substantially all of our assets to, another person. However, these limitations are subject to a number of important qualifications and exceptions. See "Description of the Senior Notes -- Covenants."

Book-Entry; Delivery and Form...    The Senior Notes will initially be
                                    represented by one or more Global Notes in definitive, fully registered form, registered in the name of, a nominee of The
                                    Depositary Trust Company ("DTC"). See
                                    "Description of the Senior Notes --
                                    Book-Entry System."

Use of Proceeds.................    We expect to utilize a portion of the net
                                    proceeds from the offerings as follows: (1)
                                    $119.6 million to refinance indebtedness relating to the Gilroy Power Plant, (2)
                                    $77.6 million to repay indebtedness incurred to finance a portion of the purchase price to acquire the steam fields that service the Sonoma County Power Plants, (3) $50.0 million to repay outstanding borrowings under our revolving credit facility, $23.4 million of which was incurred to finance the remainder of the purchase price to acquire these steam fields, (4) $25.0 million to complete the expansion of the Clear Lake
                                    Power Plant and (5) approximately $400.0 million to finance a portion of the power generation facilities currently under construction and the projects currently under development, including, but not limited to, the Westbrook, Sutter, South
                                    Point and Magic Valley power plants. The remaining net proceeds will be used for working capital and general corporate purposes. See "Use of Proceeds."

Concurrent Common Stock
  Offering......................    Concurrently with this offering of Senior
                                    Notes, we are offering 6,000,000 shares of our common stock. We anticipate that the common stock offering will be completed on March 26, 1999.

      SUMMARY CONSOLIDATED HISTORICAL FINANCIAL AND OPERATING INFORMATION

     The following table sets forth a summary of our consolidated historical financial and operating information for the periods indicated. Our summary consolidated historical financial information was derived from our consolidated financial statements. The information presented below should be read in conjunction with "Selected Consolidated Financial Data" and our consolidated financial statements, included elsewhere and incorporated by reference in this prospectus.

                                                          YEAR ENDED DECEMBER 31,
                                        ------------------------------------------------------------
                                          1994        1995         1996         1997         1998
                                        --------   ----------   ----------   ----------   ----------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Total revenue.......................  $ 94,762   $  132,098   $  214,554   $  276,321   $  555,948
  Cost of revenue.....................    52,845       77,388      129,200      153,308      375,327
  Gross profit........................    41,917       54,710       85,354      123,013      180,621
  Project development expenses........     1,784        3,087        3,867        7,537        7,165
  General and administrative
    expenses..........................     7,323        8,937       14,696       18,289       26,780
  Income from operations..............    31,772       42,686       66,791       97,187      146,676
  Interest expense....................    23,886       32,154       45,294       61,466       86,726
  Other (income) expense..............    (1,988)      (1,895)      (6,259)     (17,438)     (13,423)
  Extraordinary charge................        --           --           --           --          641
  Net income..........................  $  6,021   $    7,378   $   18,692   $   34,699   $   45,678
  Diluted earnings per common share:
    Weighted average shares of common
      stock outstanding...............    10,921       10,957       14,879       21,016       21,164
    Income before extraordinary
      charge..........................  $   0.55   $     0.67   $     1.26   $     1.65   $     2.19
    Extraordinary charge..............  $     --   $       --   $       --   $       --   $    (0.03)
    Net income........................  $   0.55   $     0.67   $     1.26   $     1.65   $     2.16

OTHER FINANCIAL DATA AND RATIOS:
  Depreciation and amortization.......  $ 21,580   $   26,896   $   40,551   $   48,935   $   82,913
  EBITDA(1)...........................  $ 53,707   $   69,515   $  117,379   $  172,616   $  255,306
  EBITDA to Consolidated Interest
    Expense(2)........................     2.23x        2.11x        2.41x        2.60x        2.74x
  Total debt to EBITDA................     6.23x        5.87x        5.12x        4.96x        4.20x
  Ratio of earnings to fixed
    charges(3)........................     1.52x        1.46x        1.45x        1.64x        1.68x

SELECTED OPERATING INFORMATION:
  Power plants:
    Electricity revenue(4):
      Energy..........................  $ 45,912   $   54,886   $   93,851   $  110,879   $  252,178
      Capacity........................  $  7,967   $   30,485   $   65,064   $   84,296   $  193,535
    Megawatt hours produced...........   447,177    1,033,566    1,985,404    2,158,008    9,864,080
    Average energy price per kilowatt
      hour(5).........................   10.267c       5.310c       4.727c       5.138c       2.557c

Footnotes appear on the next page.

                                                             AS OF DECEMBER 31,
                                        ------------------------------------------------------------
                                          1994        1995         1996         1997         1998
                                        --------   ----------   ----------   ----------   ----------
                                                           (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents...........  $ 22,527   $   21,810   $   95,970   $   48,513   $   96,532
  Total assets........................   421,372      554,531    1,031,397    1,380,915    1,728,946
  Short-term debt.....................    27,300       85,885       37,492      112,966        5,450
  Long-term line of credit............        --       19,851           --           --           --
  Long-term non-recourse debt.........   196,806      190,642      278,640      182,893      114,190
  Notes payable.......................     5,296        6,348           --           --           --
  Senior notes........................   105,000      105,000      285,000      560,000      951,750
  Total debt..........................   334,402      407,726      601,132      855,859    1,071,390
  Stockholders' equity................    18,649       25,227      203,127      239,956      286,966

---------------

(1) EBITDA is defined as income from operations plus depreciation, capitalized interest, other income, non-cash charges and cash received from investments in power projects, reduced by the income from unconsolidated investments in power projects. EBITDA is presented not as a measure of operating results but rather as a measure of our ability to service debt. EBITDA should not be construed as an alternative either (a) to income from operations (determined in accordance with generally accepted accounting principles) or (b) to cash flows from operating activities (determined in accordance with generally accepted accounting principles).

(2) For purposes of calculating the EBITDA to Consolidated Interest Expense ratio, Consolidated Interest Expense is defined as total interest expense plus one-third of all operating lease obligations, dividends paid in respect of preferred stock and cash contributions to any employee stock ownership plan used to pay interest on loans incurred to purchase our capital stock.

(3) Earnings are defined as income before provision for taxes, extraordinary item and cumulative effect of changes in accounting principle plus cash received from investments in power projects and fixed charges reduced by the equity in income from investments in power projects and capitalized interest. Fixed charges consist of interest expense, capitalized interest, amortization of debt issuance costs and the portion of rental expenses representative of the interest expense component.

(4) Electricity revenue is comprised of fixed capacity payments, which are not related to production, and variable energy payments, which are related to production.

(5) Represents energy revenue divided by the megawatt hours produced.

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

     Each of the following factors could have a material adverse effect on our business, financial condition or results of operations, causing the trading price of our common stock to decline and the loss of all or part of your investment.

WE HAVE SUBSTANTIAL INDEBTEDNESS THAT WE MAY BE UNABLE TO SERVICE AND THAT RESTRICTS OUR ACTIVITIES

     We have substantial debt that we incurred to finance the acquisition and development of power generation facilities. As of December 31, 1998, our total consolidated indebtedness was $1.1 billion, our total consolidated assets were $1.7 billion and our stockholders' equity was $287.0 million. On December 31, 1998, on a pro forma basis after giving effect to the sale of $600.0 million of the senior notes in the senior notes offering, the sale of common stock in the common stock offering and the application of the proceeds from the offerings, our total consolidated indebtedness would have been approximately $1.6 billion, our total consolidated assets would have been approximately $2.4 billion and our pro forma cash balances would have been approximately $741.9 million. Whether we will be able to meet our debt service obligations and to repay our outstanding indebtedness will be dependent primarily upon the performance of our power generation facilities.

     This high level of indebtedness has important consequences, including:

     - limiting our ability to borrow additional amounts for working capital, capital expenditures, debt service requirements, execution of our growth strategy, or other purposes,

     - limiting our ability to use operating cash flow in other areas of our business because we must dedicate a substantial portion of these funds to service the debt,

     - increasing our vulnerability to general adverse economic and industry conditions, and

     - limiting our ability to capitalize on business opportunities and to react to competitive pressures and adverse changes in government regulation.

     The operating and financial restrictions and covenants in our existing debt agreements, including the indentures relating to our senior notes and our $100.0 million revolving credit facility, contain restrictive covenants. Among other things, these restrictions limit or prohibit our ability to:

     - incur indebtedness,

     - make prepayments of indebtedness in whole or in part,

     - pay dividends,

     - make investments,

     - engage in transactions with affiliates,

     - create liens,

     - sell assets, and

     - acquire facilities or other businesses.

     Also, if our management or ownership changes, our indentures may require us to make an offer to purchase our senior notes. We cannot assure you that we will have the financial resources necessary to purchase our senior notes in this event. See "Description of the Senior Notes."

     We believe that our cash flow from operations, together with other available sources of funds, including borrowings under our existing borrowing arrangements, will be adequate to pay principal and interest on our senior notes and other debt and to enable us to comply with the terms of our indentures and other debt agreements. If we are unable to comply with the terms of our indentures and other debt agreements and fail to generate sufficient cash flow from operations in the future, we may be required to refinance all or a portion of our senior notes and other debt or to obtain additional financing. However, we may be unable to refinance or obtain additional financing because of our high levels of debt and the debt incurrence restrictions under our indentures and other debt agreements. If cash flow is insufficient and refinancing or additional financing is unavailable, we may be forced to default on our senior notes and other debt obligations. In the event of a default under the terms of any of our indebtedness, the debt holders may accelerate the maturity of our obligations, which could cause defaults under our other obligations.

OUR ABILITY TO REPAY OUR DEBT DEPENDS UPON THE PERFORMANCE OF OUR SUBSIDIARIES

     Almost all of our operations are conducted through our subsidiaries and other affiliates. As a result, we depend almost entirely upon their earnings and cash flow to service our indebtedness, including our ability to pay the interest on and principal of our senior notes. The non-recourse project financing agreements of certain of our subsidiaries and other affiliates generally restrict their ability to pay dividends, make distributions or otherwise transfer funds to us prior to the payment of other obligations, including operating expenses, debt service and reserves.

     Our subsidiaries and other affiliates are separate and distinct legal entities and have no obligation to pay any amounts due on our senior notes, and do not guarantee the payment of interest on or principal of these notes. The right of our senior note holders to receive any assets of any of our subsidiaries or other affiliates upon our liquidation or reorganization will be subordinated to the claims of any subsidiaries' or other affiliates' creditors (including trade creditors and holders of debt issued by our subsidiaries or affiliates). After giving pro forma effect to the sale of $600.0 million of the senior notes in the senior notes offering, the sale of common stock in the common stock offering and the application of the proceeds from both offerings, as of December 31, 1998, none of our subsidiaries would have had any non-recourse project financing. However, we intend to utilize non-recourse project financing in the future that will be effectively senior to our senior notes.

     While the indentures impose limitations on our ability and the ability of our subsidiaries to incur additional indebtedness, the indentures do not limit the amount of non-recourse project financing that our subsidiaries may incur to finance the acquisition and development of new power generation facilities. See "Description of the Senior Notes -- Covenants -- Limitation on Incurrence of Indebtedness."

WE MAY BE UNABLE TO SECURE ADDITIONAL FINANCING IN THE FUTURE

     Each power generation facility that we acquire or develop will require substantial capital investment. Our ability to arrange financing and the cost of the financing are dependent upon numerous factors. These factors include:

     - general economic and capital market conditions,

     - conditions in energy markets,

     - regulatory developments,

     - credit availability from banks or other lenders,

     - investor confidence in the industry and in us,

     - the continued success of our current power generation facilities, and

     - provisions of tax and securities laws that are conducive to raising capital.

     Financing for new facilities may not be available to us on acceptable terms in the future.

     We have financed our existing power generation facilities using a variety of leveraged financing structures, primarily consisting of non-recourse project financing and lease obligations. As of December 31, 1998, we had approximately $1.1 billion of total consolidated indebtedness, of which approximately 11% represented non-recourse project financing. After giving effect to the sale of $600.0 million of senior notes and the application of the proceeds received from the sale, as of December 31, 1998, we would have had approximately $1.6 billion of total consolidated indebtedness, none of which would represent non-recourse project financing. Each non-recourse project financing and lease obligation is structured to be fully paid out of cash flow provided by the facility or facilities. In the event of a default under a financing agreement which we do not cure, the lenders or lessors would generally have rights to the facility and any related assets. In the event of foreclosure after a default, we might not retain any interest in the facility. While we intend to utilize non-recourse or lease financing when appropriate, market conditions and other factors may prevent similar financing for future facilities. We do not believe the existence of non-recourse or lease financing will significantly affect our ability to continue to borrow funds in the future in order to finance new facilities. However, it is possible that we may be unable to obtain the financing required to develop our power generation facilities on terms satisfactory to us.

     We have from time to time guaranteed certain obligations of our subsidiaries and other affiliates. Our lenders or lessors may also require us to guarantee the indebtedness for future facilities. This would render our general corporate funds vulnerable in the event of a default by the facility or related subsidiary. Additionally, our indentures may restrict our ability to guarantee future debt, which could adversely affect our ability to fund new facilities. Our indentures do not limit the ability of our subsidiaries to incur non-recourse or lease financing for investment in new facilities.

REVENUE UNDER SOME OF OUR POWER SALES AGREEMENTS MAY BE REDUCED SIGNIFICANTLY UPON THEIR EXPIRATION OR TERMINATION

     Most of the electricity we generate from our existing portfolio is sold under long-term power sales agreements that expire at various times. When the terms of each of these power sales agreements expire, it is possible that the price paid to us for the generation of electricity may be reduced significantly, which would substantially reduce our revenue under such agreements. The fixed price periods in some of our long-term power sales agreements have recently expired, and the electricity under those agreements is now sold at a fluctuating market price. For example, the price for electricity for two of our power plants, the Bear Canyon (20 megawatts) and West Ford Flat (27 megawatts) power plants, was approximately 13.83 cents per kilowatt hour under the fixed price periods that recently expired for these facilities, and is now set at the energy clearing price, which averaged 2.66 cents per kilowatt hour during 1998. As a result, our energy revenue under these power sales agreements has been materially reduced. We expect the decline in energy revenues will be partially mitigated by decreased royalties and planned operating cost reductions at these facilities. In addition, we will continue our strategy of offsetting these reductions through our acquisition and development program.

OUR POWER PROJECT DEVELOPMENT AND ACQUISITION ACTIVITIES MAY NOT BE SUCCESSFUL

     The development of power generation facilities is subject to substantial risks. In connection with the development of a power generation facility, we must generally obtain:

     - necessary power generation equipment,

     - governmental permits and approvals,

     - fuel supply and transportation agreements,

     - sufficient equity capital and debt financing,

     - electrical transmission agreements, and

     - site agreements and construction contracts.

We may be unsuccessful in accomplishing any of these matters or in doing so on a timely basis. In addition, project development is subject to various environmental, engineering and construction risks relating to cost-overruns, delays and performance. Although we may attempt to minimize the financial risks in the development of a project by securing a favorable power sales agreement, obtaining all required governmental permits and approvals and arranging adequate financing prior to the commencement of construction, the development of a power project may require us to expend significant sums for preliminary engineering, permitting and legal and other expenses before we can determine whether a project is feasible, economically attractive or financeable. If we were unable to complete the development of a facility, we would generally not be able to recover our investment in the project. The process for obtaining initial environmental, siting and other governmental permits and approvals is complicated and lengthy, often taking more than one year, and is subject to significant uncertainties. We cannot assure you that we will be successful in the development of power generation facilities in the future.

     We have grown substantially in recent years as a result of acquisitions of interests in power generation facilities and steam fields. We believe that although the domestic power industry is undergoing consolidation and that significant acquisition opportunities are available, we are likely to confront significant competition for acquisition opportunities. In addition, we may be unable to continue to identify attractive acquisition opportunities at favorable prices or, to the extent that any opportunities are identified, we may be unable to complete the acquisitions.

OUR PROJECTS UNDER CONSTRUCTION MAY NOT COMMENCE OPERATION AS SCHEDULED

     The commencement of operation of a newly constructed power generation facility involves many risks, including:

     - start-up problems,

     - the breakdown or failure of equipment or processes, and

     - performance below expected levels of output or efficiency.

     New plants have no operating history and may employ recently developed and technologically complex equipment. Insurance is maintained to protect against certain risks, warranties are generally obtained for limited periods relating to the construction of each project and its equipment in varying degrees, and contractors and equipment suppliers are obligated to meet certain performance levels. The insurance, warranties or performance guarantees, however, may not be adequate to cover lost revenues or increased expenses. As a result, a project may be unable to fund principal and interest payments under its financing obligations and may operate at a loss. A default under such a financing obligation could result in losing our interest in a power generation facility.

     In addition, power sales agreements entered into with a utility early in the development phase of a project may enable the utility to terminate the agreement, or to retain security posted as liquidated damages, if a project fails to achieve commercial operation or certain operating levels by specified dates or fails to make specified payments. In the event a termination right is exercised the default provisions in a financing agreement may be triggered (rendering such debt immediately due and payable). As a result, the project may be rendered insolvent and we may lose our interest in the project.

OUR POWER GENERATION FACILITIES MAY NOT OPERATE AS PLANNED

     Upon completion of our pending acquisitions and projects currently under construction, we will operate 31 of the 40 power plants in which we will have an interest. The continued operation of power generation facilities involves many risks, including the breakdown or failure of power generation equipment, transmission lines, pipelines or other equipment or processes and performance below expected levels of output or efficiency. Although from time to time our power generation facilities have experienced equipment breakdowns or failures, these breakdowns or failures have not had a significant effect on the operation of the facilities or on our results of operations. As of December 31, 1998, our power generation facilities have operated at an average availability of approximately 96.5%. Although our facilities contain various redundancies and back-up mechanisms, a breakdown or failure may prevent the affected facility from performing under applicable power sales agreements. In addition, although insurance is maintained to protect against operating risks, the proceeds of insurance may not be adequate to cover lost revenues or increased expenses. As a result, we could be unable to service principal and interest payments under our financing obligations which could result in losing our interest in the power generation facility.

OUR GEOTHERMAL ENERGY RESERVES MAY BE INADEQUATE FOR OUR OPERATIONS

     The development and operation of geothermal energy resources are subject to substantial risks and uncertainties similar to those experienced in the development of oil and gas resources. The successful exploitation of a geothermal energy resource ultimately depends upon:

     - the heat content of the extractable fluids,

     - the geology of the reservoir,

     - the total amount of recoverable reserves,

     - operating expenses relating to the extraction of fluids,

     - price levels relating to the extraction of fluids, and

     - capital expenditure requirements relating primarily to the drilling of new wells.

     In connection with each geothermal power plant, we estimate the productivity of the geothermal resource and the expected decline in productivity. The productivity of a geothermal resource may decline more than anticipated, resulting in insufficient reserves being available for sustained generation of the electrical power capacity desired. An incorrect estimate by us or an unexpected decline in productivity could lower our results of operations.

     Geothermal reservoirs are highly complex. As a result, there exist numerous uncertainties in determining the extent of the reservoirs and the quantity and productivity of the steam reserves. Reservoir engineering is an inexact process of estimating underground accumulations of steam or fluids that cannot be measured in any precise way, and depends significantly on the quantity and accuracy of available data. As a result, the estimates of other reservoir specialists may differ materially from ours. Estimates of reserves are generally revised over time on the basis of the results of drilling, testing and production that occur after the original estimate was prepared. While we have extensive experience in the operation and development of geothermal energy resources and in preparing such estimates, we cannot assure you that we will be able to successfully manage the development and operation of our geothermal reservoirs or that we will accurately estimate the quantity or productivity of our steam reserves.

WE DEPEND ON OUR ELECTRICITY AND THERMAL ENERGY CUSTOMERS

     Each of our power generation facilities currently relies on one or more power sales agreements with one or more utility or other customers for all or substantially all of such facility's revenue. In addition, the sales of electricity to two utility customers during 1998 comprised approximately 63% of our total revenue during that year. The loss of any one power sales agreement with any of these customers could have a negative effect on our results of operations. In addition, any material failure by any customer to fulfill its obligations under a power sales agreement could have a negative effect on the cash flow available to us and on our results of operations.

WE ARE SUBJECT TO COMPLEX GOVERNMENT REGULATION WHICH COULD ADVERSELY AFFECT OUR OPERATIONS

     Our activities are subject to complex and stringent energy, environmental and other governmental laws and regulations. The construction and operation of power generation facilities require numerous permits, approvals and certificates from appropriate federal, state and local governmental agencies, as well as compliance with environmental protection legislation and other regulations. While we believe that we have obtained the requisite approvals for our existing operations and that our business is operated in accordance with applicable laws, we remain subject to a varied and complex body of laws and regulations that both public officials and private individuals may seek to enforce. Existing laws and regulations may be revised or new laws and regulations may become applicable to us that may have a negative effect on our business and results of operations. We may be unable to obtain all necessary licenses, permits, approvals and certificates for proposed projects, and completed facilities may not comply with all applicable permit conditions, statutes or regulations. In addition, regulatory compliance for the construction of new facilities is a costly and time-consuming process. Intricate and changing environmental and other regulatory requirements may necessitate substantial expenditures to obtain permits. If a project is unable to function as planned due to changing requirements or local opposition, it may create expensive delays or significant loss of value in a project.

     Our operations are potentially subject to the provisions of various energy laws and regulations, including the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA"), the Public Utility Holding Company Act of 1955, as amended ("PUHCA"), and state and local regulations. PUHCA provides for the extensive regulation of public utility holding companies and their subsidiaries. PURPA provides to qualifying facilities ("QFs") (as defined under PURPA) and owners of QFs certain exemptions from certain federal and state regulations, including rate and financial regulations.

     Under present federal law, we are not subject to regulation as a holding company under PUHCA, and will not be subject to such regulation as long as the plants in which we have an interest (1) qualify as QFs, (2) are subject to another exemption or waiver or (3) qualify as exempt wholesale generators ("EWG") under the Energy Policy Act of 1992. In order to be a QF, a facility must be not more than 50% owned by an electric utility company or electric utility holding company. In addition, a QF that is a cogeneration facility, such as the plants in which we currently have interests, must produce electricity as well as thermal energy for use in an industrial or commercial process in specified minimum proportions. The QF also must meet certain minimum energy efficiency standards. Any geothermal power facility which produces up to 80 megawatts of electricity and meets PURPA ownership requirements is considered a QF.

     If any of the plants in which we have an interest lose their QF status or if amendments to PURPA are enacted that substantially reduce the benefits currently afforded QFs, we could become a public utility holding company, which could subject us to significant federal, state and local regulation, including rate regulation. If we become a holding company, which could be deemed to occur prospectively or retroactively to the date that any of our plants loses its QF status, all our other power plants could lose QF status because, under FERC regulations, a QF cannot be owned by an electric utility or electric utility holding company. In addition, a loss of QF status could, depending on the particular power purchase agreement, allow the power purchaser to cease taking and paying for electricity or to seek refunds of past amounts paid and thus could cause the loss of some or all contract revenues or otherwise impair the value of a project. If a power purchaser were to cease taking and paying for electricity or seek to obtain refunds of past amounts paid, there can be no assurance that the costs incurred in connection with the project could be recovered through sales to other purchasers. Such events could adversely affect our ability to service our indebtedness, including our senior notes. See "Business -- Government Regulation -- Federal Energy Regulation."

     Currently, Congress is considering proposed legislation that would amend PURPA by eliminating the requirement that utilities purchase electricity from QFs at prices based on avoided costs of energy. We do not know whether this legislation will be passed or, if passed, what form it may take. We cannot provide assurance that any legislation passed would not adversely affect our existing domestic projects.

     In addition, many states are implementing or considering regulatory initiatives designed to increase competition in the domestic power generation industry and increase access to electric utilities' transmission and distribution systems for independent power producers and electricity consumers. In particular, the state of California has restructured its electric industry by providing for a phased-in competitive power generation industry, with a power pool and an independent system operator, and for direct access to generation for all power purchasers outside the power exchange under certain circumstances. Although existing QF power sales contracts are to be honored under such restructuring, and all of our California operating projects are QFs, until the new system is fully implemented, it is impossible to predict what impact, if any, it may have on the operations of those projects.

WE MAY BE UNABLE TO OBTAIN AN ADEQUATE SUPPLY OF NATURAL GAS IN THE FUTURE

     To date, our fuel acquisition strategy has included various combinations of our own gas reserves, gas prepayment contracts and short-, medium- and long-term supply contracts. In our gas supply arrangements, we attempt to match the fuel cost with the fuel component included in the facility's power sales agreements in order to minimize a project's exposure to fuel price risk. We believe that there will be adequate supplies of natural gas available at reasonable prices for each of our facilities when current gas supply agreements expire. However, gas supplies may not be available for the full term of the facilities' power sales agreements, and gas prices may increase significantly. If gas is not available, or if gas prices increase above the fuel component of the facilities' power sales agreements, there could be a negative impact on our results of operations.

COMPETITION COULD ADVERSELY AFFECT OUR PERFORMANCE

     The power generation industry is characterized by intense competition. We encounter competition from utilities, industrial companies and other power producers. In recent years, there has been increasing competition in an effort to obtain power sales agreements. This competition has contributed to a reduction in electricity prices. In addition, many states have implemented or are considering regulatory initiatives designed to increase competition in the domestic power industry. This competition has put pressure on electric utilities to lower their costs, including the cost of purchased electricity.

OUR INTERNATIONAL INVESTMENTS MAY FACE UNCERTAINTIES

     We have one investment in geothermal steam fields located in Mexico and may pursue additional international investments. International investments are subject to unique risks and uncertainties relating to the political, social and economic structures of the countries in which we invest. Risks specifically related to investments in non-United States projects may include:

     - risks of fluctuations in currency valuation,

     - currency inconvertibility,

     - expropriation and confiscatory taxation,

     - increased regulation, and

     - approval requirements and governmental policies limiting returns to foreign investors.

WE DEPEND ON OUR SENIOR MANAGEMENT

     Our success is largely dependent on the skills, experience and efforts of our senior management. The loss of the services of one or more members of our senior management could have a negative effect on our business, financial results and future growth.

SEISMIC DISTURBANCES COULD DAMAGE OUR PROJECTS

     Areas where we operate and are developing many of our geothermal and gas-fired projects are subject to frequent low-level seismic disturbances. More significant seismic disturbances are possible. Our existing power generation facilities are built to withstand relatively significant levels of seismic disturbances, and we believe we maintain adequate insurance protection. However, earthquake, property damage or business interruption insurance may be inadequate to cover all potential losses sustained in the event of serious seismic disturbances. Additionally, insurance may not continue to be available to us on commercially reasonable terms.

OUR RESULTS ARE SUBJECT TO QUARTERLY AND SEASONAL FLUCTUATIONS

     Our quarterly operating results have fluctuated in the past and may continue to do so in the future as a result of a number of factors, including:

     - the timing and size of acquisitions,

     - the completion of development projects, and

     - variations in levels of production.

     Additionally, because we receive the majority of capacity payments under some of our power sales agreements during the months of May through October, our revenues and results of operations are, to some extent, seasonal.

THE PRICE OF OUR COMMON STOCK IS VOLATILE

     The market price for our common stock has been volatile in the past, and several factors could cause the price to fluctuate substantially in the future. These factors include:

     - announcements of developments related to our business,

     - fluctuations in our results of operations,

     - sales of substantial amounts of our securities into the marketplace,

     - general conditions in our industry or the worldwide economy,

     - an outbreak of war or hostilities,

     - a shortfall in revenues or earnings compared to securities analysts' expectations,

     - changes in analysts' recommendations or projections, and

     - announcements of new acquisitions or development projects by us.

     The market price of our common stock may fluctuate significantly in the future, and these fluctuations may be unrelated to our performance. General market price declines or market volatility in the future could adversely affect the price of our common stock, and the current market price may not be indicative of future market prices.

WE COULD BE ADVERSELY AFFECTED IF OUR COMPUTER SYSTEMS ARE NOT YEAR 2000
COMPLIANT

     The "Year 2000 problem" refers to the fact that some computer hardware, software and embedded systems were designed to read and store dates using only the last two digits of the year.

     We are coordinating our efforts to address the impact of Year 2000 on our business through an analysis of four separate technology domains:

     - corporate applications, which include core business systems,

     - non-information technology, which includes all operating and control systems,

     - end-user computing systems (that is, systems that are not considered core business systems but may contain date calculations), and

     - business partner and vendor systems.

     We currently expect to complete our Year 2000 efforts with respect to critical systems by mid-1999. This schedule and our cost estimates may be affected by, among other things, the availability of Year 2000 personnel, the readiness of third parties, the timing for testing our embedded systems, the availability of vendor resources to complete embedded system assessments and produce required component upgrades and our ability to implement appropriate contingency plans.

     We produce revenues by selling power we produce to customers. We depend on transmission and distribution facilities that are owned and operated by investor-owned utilities to deliver power to our customers. If either our customers or the providers of transmission and distribution facilities experience significant disruptions as a result of the Year 2000 problem, our ability to sell and deliver power may be hindered, which could result in a loss of revenue.

     The cost or consequences of a materially incomplete or untimely resolution of the Year 2000 problem could adversely affect our future operations, financial results or our financial condition.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any document we file at the public reference facilities of the SEC located at 450 Fifth Street N.W., Washington D.C. 20549. You may obtain information on the operation of the SEC's public reference facilities by calling the SEC at 1-800-SEC-0330. You can also access copies of such material electronically on the SEC's home page on the World Wide Web at http://www.sec.gov.

     This prospectus is part of a registration statement (Registration No. 333-72583) we filed with the SEC. The SEC permits us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file with the SEC after the date of this prospectus will automatically update and supersede this information. We incorporate by reference our Annual Report on Form 10-K for the year ended December 31, 1998, as amended, filed by us with the SEC. We also incorporate by reference any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange

Act of 1934, as amended, until we sell all of the shares of common stock and senior notes being registered or until this offering is otherwise terminated.

     If you request a copy of any or all of the documents incorporated by reference, then we will send to you the copies you requested at no charge. However, we will not send exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. You should direct requests for such copies to Investor Relations, Calpine Corporation, 50 West San Fernando Street, San Jose, California 95113. Our telephone number is (408) 995-5115.

                           FORWARD-LOOKING STATEMENTS

     Some of the statements in this prospectus and incorporated by reference are forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry's actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus.

     In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of such terms or other comparable terminology.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results.

                                USE OF PROCEEDS

     The aggregate net proceeds to us from the sale of the 6,000,000 shares of common stock offered by us in the common stock offering and $600.0 million of senior notes in the senior note offering (after deducting underwriting discounts and commissions and estimated offering expenses) will be approximately $765.0 million ($791.7 million if the underwriters' over-allotment option in the common stock offering is exercised in full). We expect to utilize a portion of the net proceeds from the offerings as follows: (1) $119.6 million to refinance indebtedness relating to the Gilroy Power Plant, (2) $77.6 million to repay indebtedness incurred under a bridge facility provided by Credit Suisse First Boston to finance a portion of the purchase price to acquire the steam fields that service the Sonoma County Power Plants, (3) $50.0 million to repay outstanding borrowings under our revolving credit facility, $23.4 million of which was incurred to finance the remaining portion of the purchase price to acquire the steam fields that service the Sonoma County Power Plants, (4) $25.0 million to complete the expansion of the Clear Lake Power Plant and (5) approximately $400.0 million to finance a portion of the power generation facilities currently under construction and the projects currently under development, including, but not limited to, the Westbrook, Sutter, South Point and Magic Valley power plants. The outstanding balance on the Gilroy Power Plant debt is approximately $119.6 million as of the date of this prospectus and bears interest at 6.8% per annum and matures in August 2014. The outstanding balance on the Credit Suisse First Boston bridge facility is approximately $77.6 million as of the date of this prospectus and bears interest at 6.59% per annum and matures on the earlier of (i) the receipt of proceeds from the common stock offering and the senior note offering or (ii) 120 days from March 19, 1999. The outstanding balance on our revolving credit facility is approximately $50.0 million as of the date of this prospectus and bears interest at The Bank of Nova Scotia's base rate plus an applicable margin or at LIBOR plus an applicable margin and matures in May 2001. The remaining net proceeds will be used for working capital and general corporate purposes, and for the development and acquisition of additional power generation facilities. See "Business -- Project Development and Acquisitions." Pending such uses, we expect to invest the net proceeds in short-term, interest-bearing securities.

                                 CAPITALIZATION

     The following table sets forth, as of December 31, 1998 (1) the actual consolidated capitalization of the Company; and (2) the consolidated capitalization of our Company as adjusted for the sale of senior notes, the sale of the shares of our common stock in the common stock offering and the application of the estimated net proceeds to refinance indebtedness relating to the Gilroy Power Plant, as described in "Use of Proceeds." This table should be read in conjunction with the consolidated financial statements and related notes thereto incorporated by reference in this prospectus.

                                                            DECEMBER 31, 1998
                                                        -------------------------
                                                          ACTUAL      AS ADJUSTED
                                                        ----------    -----------
                                                         (DOLLARS IN THOUSANDS,
                                                        EXCEPT PER SHARE AMOUNTS)
CASH:
  Cash and cash equivalents...........................  $   96,532    $  741,928
                                                        ==========    ==========
SHORT-TERM DEBT:
  Current portion of non-recourse project financing...  $    5,450    $       --
                                                        ==========    ==========
LONG-TERM DEBT:
  Non-recourse project financing, net of current
     portion..........................................     114,190            --
  Senior notes........................................     951,750     1,551,750
                                                        ----------    ----------
          Total long-term debt........................   1,065,940     1,551,750
                                                        ----------    ----------
STOCKHOLDERS' EQUITY:
  Preferred stock, $0.001 par value:
     10,000,000 shares authorized; no shares
     outstanding, actual and as adjusted..............          --            --
  Common stock, $0.001 par value:
     100,000,000 shares authorized; 20,267,297 shares
     outstanding, actual; and 26,267,297 shares
     outstanding, as adjusted(1)(2)...................          20            26
  Additional paid-in capital..........................     168,874       345,968
  Retained earnings...................................     118,072       118,072
                                                        ----------    ----------
          Total stockholders' equity..................     286,966       464,066
                                                        ----------    ----------
             Total capitalization.....................  $1,352,906    $2,015,816
                                                        ==========    ==========

---------------
(1) Excludes the 900,000 shares that may be issued upon exercise of the underwriters' over-allotment option.
(2) Does not include 2,884,440 shares of common stock subject to issuance upon exercise of options previously granted and outstanding as of December 31, 1998 under our 1996 Stock Incentive Plan.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The consolidated financial data set forth below for the five years ended and as of December 31, 1998 have been derived from the audited consolidated financial statements of our company. The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and the related notes thereto incorporated by reference in this prospectus.

                                                          YEAR ENDED DECEMBER 31,
                                         ----------------------------------------------------------
                                           1994       1995        1996         1997         1998
                                         --------   --------   ----------   ----------   ----------
                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Revenue:
  Electricity and steam sales..........  $ 90,295   $127,799   $  199,464   $  237,277   $  507,897
  Service contract revenue from related
    parties............................     7,221      7,153        6,455       10,177       20,249
  Income (loss) from unconsolidated
    investments in power projects......    (2,754)    (2,854)       6,537       15,819       25,240
  Interest income on loans to power
    projects...........................        --         --        2,098       13,048        2,562
                                         --------   --------   ----------   ----------   ----------
         Total revenue.................    94,762    132,098      214,554      276,321      555,948
Cost of revenue........................    52,845     77,388      129,200      153,308      375,327
                                         --------   --------   ----------   ----------   ----------
Gross profit...........................    41,917     54,710       85,354      123,013      180,621
Project development expenses...........     1,784      3,087        3,867        7,537        7,165
General and administrative expenses....     7,323      8,937       14,696       18,289       26,780
Provision for write-off of project
  development costs....................     1,038         --           --           --           --
                                         --------   --------   ----------   ----------   ----------
Income from operations.................    31,772     42,686       66,791       97,187      146,676
Interest expense.......................    23,886     32,154       45,294       61,466       86,726
Other (income) expense.................    (1,988)    (1,895)      (6,259)     (17,438)     (13,423)
                                         --------   --------   ----------   ----------   ----------
  Income before provision for income
    taxes..............................     9,874     12,427       27,756       53,159       73,373
Provision for income taxes.............     3,853      5,049        9,064       18,460       27,054
                                         --------   --------   ----------   ----------   ----------
  Income before extraordinary charge...     6,021      7,378       18,692       34,699       46,319
Extraordinary charge for retirement of
  debt, net of tax benefit of $441.....        --         --           --           --          641
                                         --------   --------   ----------   ----------   ----------
  Net income...........................  $  6,021   $  7,378   $   18,692   $   34,699   $   45,678
                                         ========   ========   ==========   ==========   ==========
Basic earnings per common share:
  Weighted average shares of common
    stock outstanding..................    10,388     10,388       12,903       19,946       20,121
  Income before extraordinary charge...  $   0.58   $   0.71   $     1.45   $     1.74   $     2.30
  Extraordinary charge.................  $     --   $     --   $       --   $       --   $    (0.03)
  Net income...........................  $   0.58   $   0.71   $     1.45   $     1.74   $     2.27
Diluted earnings per common share:
  Weighted average shares of common
    stock outstanding..................    10,921     10,957       14,879       21,016       21,164
  Income before extraordinary charge...  $   0.55   $   0.67   $     1.26   $     1.65   $     2.19
  Extraordinary charge.................  $     --   $     --   $       --   $       --   $    (0.03)
  Net income...........................  $   0.55   $   0.67   $     1.26   $     1.65   $     2.16

                                                          YEAR ENDED DECEMBER 31,
                                         ----------------------------------------------------------
                                           1994       1995        1996         1997         1998
                                         --------   --------   ----------   ----------   ----------
                                                       (IN THOUSANDS, EXCEPT RATIOS)
OTHER FINANCIAL DATA AND RATIOS:
Depreciation and amortization..........  $ 21,580   $ 26,896   $   40,551   $   48,935   $   82,913
EBITDA(1)..............................  $ 53,707   $ 69,515   $  117,379   $  172,616   $  255,306
EBITDA to Consolidated Interest
  Expense(2)...........................     2.23x      2.11x        2.41x        2.60x        2.74x
Total debt to EBITDA...................     6.23x      5.87x        5.12x        4.96x        4.20x
Ratio of earnings to fixed
  charges(3)...........................     1.52x      1.46x        1.45x        1.64x        1.68x

                                                             AS OF DECEMBER 31,
                                         ----------------------------------------------------------
                                           1994       1995        1996         1997         1998
                                         --------   --------   ----------   ----------   ----------
                                                               (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents..............  $ 22,527   $ 21,810   $   95,970   $   48,513   $   96,532
Property, plant and equipment, net.....   335,453    447,751      648,208      736,339    1,094,303
Investments in power projects..........    11,114      8,218       13,936      222,542      221,509
Notes receivable.......................    16,882     25,785       36,143      117,357       10,899
Total assets...........................   421,372    554,531    1,031,397    1,380,915    1,728,946
Short-term debt........................    27,300     85,885       37,492      112,966        5,450
Long-term line of credit...............        --     19,851           --           --           --
Non-recourse debt......................   196,806    190,642      278,640      182,893      114,190
Notes payable..........................     5,296      6,348           --           --           --
Senior notes...........................   105,000    105,000      285,000      560,000      951,750
Total debt.............................   334,402    407,726      601,132      855,859    1,071,390
Stockholders' equity...................    18,649     25,227      203,127      239,956      286,966

---------------
(1) EBITDA is defined as income from operations plus depreciation, capitalized interest, other income, non-cash charges and cash received from investments in power projects, reduced by the income from unconsolidated investments in power projects. EBITDA is presented here not as a measure of operating results but rather as a measure of our ability to service debt. EBITDA should not be construed as an alternative either (a) to income from operations (determined in accordance with generally accepted accounting principles) or (b) to cash flows from operating activities (determined in accordance with generally accepted accounting principles).

(2) For purposes of calculating the EBITDA to Consolidated Interest Expense ratio, Consolidated Interest Expense is defined as total interest expense plus one-third of all operating lease obligations, dividends paid in respect of preferred stock and cash contributions to any employee stock ownership plan used to pay interest on loans incurred to purchase our capital stock.

(3) Earnings are defined as income before provision for taxes, extraordinary item and cumulative effect of change in accounting principle plus cash received from investments in power projects and fixed charges reduced by the equity in income from investments in power projects and capitalized interest. Fixed charges consist of interest expense, capitalized interest, amortization of debt issuance costs and the portion of rental expenses representative of the interest expense component.

                     PRO FORMA CONSOLIDATED FINANCIAL DATA

     The following unaudited pro forma consolidated statement of operations for the year ended December 31, 1998 gives effect to the following transactions as if such transactions had occurred on January 1, 1998: (1) our acquisition of the remaining 55% interest in the Bethpage Power Plant on February 5, 1998 (the "Bethpage Transaction"); (2) our acquisition of the remaining 50% interest in the Texas City Power Plant and the Clear Lake Power Plant on April 1, 1998 (the "Texas City/Clear Lake Transaction"); (3) our sale of $300 million of 7 7/8% Senior Notes Due 2008 on March 31, 1998, and the application of the net proceeds therefrom; and (4) our sale of $100 million of 7 7/8% Senior Notes Due 2008 on July 24, 1998 and the application of the net proceeds therefrom (the Bethpage Transaction, the Texas City/Clear Lake Transaction, the sale of $300 million of 7 7/8% Senior Notes Due 2008 and the sale of $100 million of 7 7/8% Senior Notes Due 2008 being collectively referred to as the "Transactions").

     The pro forma consolidated financial data and accompanying notes should be read in conjunction with the consolidated financial statements and related notes thereto incorporated by reference in this prospectus. The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable and are described in the notes accompanying the pro forma consolidated financial data. The pro forma consolidated financial data are presented for informational purposes only and do not purport to represent what our results of operations would actually have been had such transactions in fact occurred at such dates, or to project our results of operations for any future period. In the opinion of management, all adjustments necessary to present fairly such pro forma consolidated financial data have been made.

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                                                              YEAR ENDED DECEMBER 31, 1998
                                                    -------------------------------------------------
                                                                  ADJUSTMENTS          PRO FORMA
                                                                    FOR THE             FOR THE
                                                     ACTUAL       TRANSACTIONS        TRANSACTIONS
                                                    ---------   ----------------   ------------------
                                                    (IN THOUSANDS, EXCEPT RATIOS AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue:
  Electricity and steam sales.....................  $507,897       $  74,163            $582,060
  Service contract revenue from related parties...    20,249          (1,613)             18,636
  Income from unconsolidated investments in power
    projects......................................    25,240          (1,765)             23,475
  Interest income on loans to power projects......     2,562          (2,520)                 42
                                                    --------       ---------            --------
         Total revenue............................   555,948          68,265             624,213
                                                    --------       ---------            --------
Cost of revenue:
  Plant operating expenses........................   256,079          48,764             304,843
  Depreciation....................................    73,988           7,612              81,600
  Production royalties............................    10,714              --              10,714
  Operating lease expenses........................    17,129          (1,277)             15,852
  Service contract expenses.......................    17,417              --              17,417
                                                    --------       ---------            --------
         Total cost of revenue....................   375,327          55,099             430,426
                                                    --------       ---------            --------
Gross profit......................................   180,621          13,166             193,787
Project development expenses......................     7,165              --               7,165
General and administrative expenses...............    26,780             (27)             26,753
                                                    --------       ---------            --------
  Income from operations..........................   146,676          13,193             159,869
Interest expense..................................    86,726           8,302              95,028
Interest income...................................   (12,348)             --             (12,348)
Other (income) expense............................    (1,075)           (146)             (1,221)
                                                    --------       ---------            --------
  Income before provision for income taxes........    73,373           5,037              78,410
Provision for income taxes........................    27,054           1,689              28,743
                                                    --------       ---------            --------
Income before extraordinary charge................    46,319           3,348              49,667
Extraordinary charge for retirement of debt, net
  of tax benefit of $441..........................       641              --                 641
                                                    --------       ---------            --------
    Net income....................................  $ 45,678       $   3,348            $ 49,026
                                                    ========       =========            ========
Basic earnings per common share:
  Weighted average shares of common stock
    outstanding...................................    20,121                              20,121
  Income before extraordinary charge..............  $   2.30                            $   2.47
  Extraordinary charge............................  $  (0.03)                           $  (0.03)
  Net income......................................  $   2.27                            $   2.44
Diluted earnings per common share:
  Weighted average shares of common stock
    outstanding...................................    21,164                              21,164
  Income before extraordinary charge..............  $   2.19                            $   2.35
  Extraordinary charge............................  $  (0.03)                           $  (0.03)
  Net income......................................  $   2.16                            $   2.32
OTHER OPERATING DATA AND RATIOS:
  Depreciation and amortization...................  $ 82,913                            $ 90,525
  EBITDA..........................................  $255,306                            $278,091
  EBITDA to Consolidated Interest Expense.........     2.74x                               2.74x
  Total debt to EBITDA............................     4.20x                               3.85x
  Ratio of earnings to fixed charges..............     1.68x                               1.69x

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     Calpine is engaged in the development, acquisition, ownership and operation of power generation facilities and the sale of electricity and steam principally in the United States. At December 31, 1998, we had interests in 22 power plants and three steam fields predominantly in the United States, having an aggregate capacity of 3,018 megawatts.

     On February 5, 1998, we acquired the remaining 55% interest in, and assumed operations and maintenance of, the Bethpage Power Plant. We purchased the remaining interests for approximately $5.0 million. Additionally, on March 31, 1998 we repaid all outstanding project debt of $37.4 million related to the Bethpage Power Plant.

     On March 31, 1998, we completed the acquisition of the remaining 50% interest in the Texas Cogeneration Company ("TCC"), which is the owner of the Texas City and Clear Lake Power Plants. We paid $52.8 million in cash and agreed to make certain contingent purchase payments that could approximate 2.2% of project revenue beginning in the year 2000, increasing to 2.9% in 2002. As part of this acquisition, we own a 7.5% interest in the Bayonne Power Plant, a 165 megawatt gas-fired cogeneration power plant located in Bayonne, New Jersey. In addition, we paid $105.3 million to restructure certain gas contracts related to this acquisition.

     On July 13, 1998, we signed a letter of intent to enter into a joint venture to develop, own and operate approximately 2,000 megawatts of gas-fired power plants in northern California primarily to serve the San Francisco Bay Area. The gas-fired plants are to be constructed by Bechtel and operated by us. We have announced that the first plant to be developed under the joint venture will be the Delta Energy Center, an 880 megawatt gas-fired plant located at the Dow Chemical facility in Pittsburg, California.

     On July 17, 1998, we completed the purchase of a 60 megawatt geothermal power plant located in Sonoma County, California, from the Sacramento Municipal Utility District ("SMUD") for $13.0 million. We are the owner and operator of the geothermal steam fields that provide steam to this facility. Under the agreement, we paid SMUD $10.6 million at closing, and agreed to pay an additional $2.4 million over the next two years. In connection with the acquisition, SMUD agreed to purchase up to 50 megawatts of electricity from the plant at current market prices plus a renewable power premium through 2001. In addition, SMUD has the option to purchase 10 megawatts of off-peak power production through 2005. We currently market the excess electricity into the California power market.

     On July 21, 1998, we completed the acquisition of a 70 megawatt gas-fired power plant from The Dow Chemical Company for approximately $13.1 million. The power plant is located at Dow's Pittsburg, California chemical facility. We will sell up to 18 megawatts of electricity to Dow under a ten-year power sales agreement, with the balance sold to Pacific Gas & Electric Company ("PG&E") under an existing power sales agreement. In addition, we will sell approximately 200,000 lbs./hr of steam to Dow and to USS-POSCO Industries' nearby steel mill.

     In August 1998, we entered into a sale and leaseback transaction for certain plant and equipment of our Greenleaf 1 & 2 Power Plants, two 49.5 megawatt gas-fired cogeneration facilities located in Sutter County, California, for a net book value of $108.6 million.

Under the terms of the agreement, we received approximately $559,000 for the sale of all our rights, title and interest in the stock of Calpine Greenleaf Corporation, and transferred all non-recourse project financing of $71.6 million and deferred taxes of $21.4 million. A loss of $15.6 million was recorded on the balance sheet and is being amortized over the term of the lease through June 2014. Additionally, we have an early purchase option expiring September 30, 2003.

     On September 28, 1998, we entered into a partnership agreement with Energy Management, Inc. ("EMI") to acquire an ownership interest in a 265 megawatt gas-fired plant under construction in Tiverton, Rhode Island. EMI and Calpine will be co-general partners for this project, with EMI acting as the managing general partner. We invested $40.0 million of equity in the power project, which is scheduled to commence commercial operation in May 2000. We will receive 62.8% of all cash and income distributions from the Tiverton project until we receive a 10.5% pre-tax rate of return. Thereafter, we will receive 50% of all distributions.

     On November 18, 1998, we entered into a partnership agreement with EMI to acquire an ownership interest in a 265 megawatt gas-fired plant under construction in Rumford, Maine. EMI and Calpine will be co-general partners for this project, with EMI acting as the managing general partner. We invested $40.0 million of equity in the power project, which is scheduled to commence commercial operation in July 2000. We will receive 66 2/3% of all cash and income distributions from the Rumford project until we receive a 10.5% pre-tax rate of return. Thereafter, we will receive 50% of all distributions.

SELECTED OPERATING INFORMATION

     Set forth below is certain selected operating information for the power plants and steam fields for which results are consolidated in our consolidated statements of operations. The information set forth under power plants consists of the results for the West Ford Flat Power Plant, Bear Canyon Power Plant, Greenleaf 1 & 2 Power Plants, Watsonville Power Plant, King City Power Plant, Gilroy Power Plant, the Bethpage Power Plant since its acquisition on February 5, 1998, the Texas City and Clear Lake Power Plants since their acquisition on March 31, 1998, the Pasadena Power Plant since it began commercial operation on July 7, 1998, the Sonoma Power Plant since its acquisition on July 17, 1998 and the Pittsburg Power Plant since its acquisition on July 21, 1998. The information set forth under steam fields consists of the results for the PG&E Unit 13 and Unit 16 Steam Fields, the SMUDGEO #1 Steam Fields and the Thermal Power Company Steam Fields.

                                                   YEAR ENDED DECEMBER 31,
                              ------------------------------------------------------------------
                                 1994          1995          1996          1997          1998
                              ----------    ----------    ----------    ----------    ----------
                                                    (DOLLARS IN THOUSANDS)
POWER PLANTS:
  Electricity revenue (1):
  Energy....................  $   45,912    $   54,886    $   93,851    $  110,879    $  252,178
  Capacity..................  $    7,967    $   30,485    $   65,064    $   84,296    $  193,535
  Megawatt hours produced...     447,177     1,033,566     1,985,404     2,158,008     9,864,080
  Average energy price per
    kilowatt hour (2).......     10.267c        5.310c        4.727c        5.138c        2.557c
STEAM FIELDS:
  Steam revenue (3):
  Calpine...................  $   32,631    $   39,669    $   40,549    $   42,102    $   36,130
  Other interest............  $    2,051    $       --    $       --    $       --    $       --
  Megawatt hours produced...   2,156,492     2,415,059     2,528,874     2,641,422     2,323,623
  Average price per kilowatt
    hour....................      1.608c        1.643c        1.603c        1.594c        1.555c

---------------
(1) Electricity revenue is composed of fixed capacity payments, which are not related to production, and variable energy payments, which are related to production.

(2) Represents variable energy revenue divided by the kilowatt-hours produced. The significant increase in capacity revenue and the accompanying decline in average energy price per kilowatt-hour since 1994 primarily reflects the increase in our megawatt hour production as a result of additional gas-fired power plants.

(3) The decline in steam revenue between 1998 and 1997 reflects the acquisition and consolidation of the Sonoma Power Plant and the related steam fields. We recently announced several acquisitions which we expect to be completed during the first part of 1999. Once these acquisitions are completed we will only record electricity revenue.

RESULTS OF OPERATIONS

     YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

Revenue -- Total revenue increased 101% to $555.9 million in 1998 compared to $276.3 million in 1997.

     Electricity and steam sales revenue increased 114% to $507.9 million in 1998 compared to $237.3 million in 1997. The increase is primarily attributable to the acquisition of the remaining interest in the Texas City, Clear Lake and Bethpage Power Plants and the acquisition of the Pittsburg Power Plant. These power plants accounted for $245.2 million in additional electricity revenues in 1998. We benefited from the startup of our power plant in Pasadena, Texas, which became operational in July 1998. This power plant contributed $30.5 million in revenue during 1998. During 1998, we produced 9,864,080 total electricity megawatt hours, which was 7,706,072 megawatt hours higher than the same period in 1997, as a result of the factors described above. We recently announced three acquisitions, which we expect to complete during 1999, upon government approval. These acquisitions when completed will eliminate steam revenue for The Geysers, reflecting the consolidation of the acquired power plants and related steam fields.

     Service contract revenue increased 98% to $20.2 million in 1998 compared to $10.2 million in 1997. The $10.0 million increase was primarily due to $3.3 million for fuel management fees, and $7.5 million for third party excess gas sales.

     Income from unconsolidated investments in power projects increased 59% to $25.2 million in 1998 compared to $15.8 million in 1997. The increase of $9.4 million is primarily attributable to our investments in the Lockport, Stony Brook and Kennedy International Airport Power Plants, which contributed $5.2 million of equity income during 1998, as well as $2.5 million of equity income from the Bayonne Power Plant. For the year ended December 31, 1998, we also recorded $11.7 million of equity income from the Sumas Power Plant compared to $8.5 million for the same period in 1997. These increases in equity income were partially offset by a $1.1 million decrease from the Auburndale Power Plant.

     Interest income on loans to power projects decreased 80% to $2.6 million in 1998 compared to $13.0 million in 1997. This decrease was attributable to the acquisition of the remaining 50% interest in TCC on March 31, 1998 and the sale of a note receivable in December 1997.

Cost of revenue -- Cost of revenue increased to $375.3 million in 1998 compared to $153.3 million in 1997. The increase of $222.0 million in 1998 was primarily attributable to increased plant operating, fuel and depreciation expenses as a result of the acquisition of the remaining interest in the Texas City, Clear Lake and Bethpage Power Plants, the acquisition of the Pittsburg Power Plant and the startup of the Pasadena Power Plant. Additionally, service contract expenses increased $8.8 million for the year ended December 31, 1998, of which $6.6 million was related to costs associated with the sale of third party excess gas and a $1.8 million increase for fuel management contracts.

General and administrative expenses -- General and administrative expenses increased 46% to $26.8 million in 1998 compared to $18.3 million in 1997. The increase was attributable to the continued growth in personnel and overhead costs necessary to support the overall growth in our operations.

Interest expense -- Interest expense increased 41% to $86.7 million in 1998 compared to $61.5 million in 1997. The increase was primarily attributable to interest expense of $35.0 million related to the senior notes issued in 1998 and 1997. This increase was partially offset by $3.5 million for the repayment of non-recourse project financing for our Geysers facilities, $2.9 million for reduction of the TCC debt, $2.0 million for reduction of the indebtedness of the Greenleaf 1 & 2 Power Plants and $1.7 million of interest capitalized on the development and construction of power projects.

Interest income -- Interest income decreased 14% to $12.3 million in 1998 compared to $14.3 million in 1997. The decrease was primarily attributable to less interest earned on restricted cash in 1998.

Other income, net -- Other income decreased 66% to $1.1 million in 1998 compared to $3.2 million in 1997. The decrease was primarily attributable to gas refunds received in 1997.

Provision for income taxes -- The effective income tax rate was approximately 37% in 1998 compared to 35% in 1997. The effective rates were lower than the statutory rate (federal and state) primarily due to depletion in excess of tax basis benefits at our geothermal facilities, and a decrease in the California tax liability due to our expansion into states other than California.

     YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED
     DECEMBER 31, 1996

Revenue -- Total revenue increased 29% to $276.3 million in 1997 compared to $214.6 million in 1996.

     Electricity and steam sales revenue increased 19% to $237.3 million in 1997 compared to $199.5 million in 1996. Electricity and steam sales revenue for 1997 reflected a full year of operation at the Gilroy and King City Power Plants, which contributed to increases in electricity and steam sales revenue in 1997 compared to 1996 of $25.4 million, and $4.3 million, respectively. Electricity and steam sales revenue for 1997 compared to 1996 was also $6.0 million higher at the Bear Canyon and West Ford Flat Power Plants as a result of increased production and an increase in fixed energy prices to 13.83c per kilowatt-hour. During 1996, the Bear Canyon and West Ford Flat Power Plants experienced the maximum curtailment allowed under their power sales agreements with PG&E. In May 1997, the power sales agreements for the Bear Canyon and West Ford Flat Power Plants were modified to remove curtailment. Without such curtailment, these plants generated an additional $4.2 million in revenues in 1997 as compared to 1996. In addition, Thermal Power Company ("TPC") also contributed $2.7 million more revenue for 1997 than 1996, primarily due to increased steam sales under the alternative pricing agreement entered into with PG&E in March 1996.

     Service contract revenue increased to $10.2 million in 1997 compared to $6.5 million in 1996. Service contract revenue during 1996 reflected a $2.8 million loss from our electricity trading operations. The increase in service contract revenue for 1997 was also attributable to $2.8 million of revenue from the Texas City and Clear Lake Power Plants, which were acquired in June 1997.

     Income from unconsolidated investments in power projects increased to $15.8 million in 1997 compared to $6.5 million during 1996. The increase in 1997 compared to 1996 was primarily due to equity income of $6.3 million from our June 1997 investment in the Texas City and Clear Lake Power Plants and an increase in equity income of $2.2 million from our investment in Sumas Cogeneration Company ("Sumas"). In accordance with a power sales agreement with Puget Sound Power and Light Company, operations at Sumas were significantly displaced from February to July 1997, and, in exchange, the Sumas Power Plant received a higher price for energy sold and certain other payments. In addition, the partnership agreement governing Sumas was amended in September 1997 to increase our percentage of distributions.

     Interest income on loans to power projects increased to $13.0 million in 1997 compared to $2.1 million in 1996. The increase was primarily related to interest income on the loans made by Calpine Finance Company, a wholly-owned subsidiary of our company, to the Texas City and Clear Lake Power Plants, and to interest income on the loans to the sole shareholder of Sumas Energy, Inc., our partner in Sumas.

Cost of revenue -- Cost of revenue increased 19% to $153.3 million in 1997 compared to $129.2 million in 1996. Plant operating, depreciation, and operating lease expenses at the Gilroy and King City Power Plants for 1997 reflected a full year of operations, which contributed to increases in cost of revenue in 1997 compared to 1996 of $13.0 million and $8.3 million, respectively.

Project development expenses -- Project development expenses increased 92% to $7.5 million in 1997 compared to $3.9 million in 1996, due primarily to expanded acquisition and development activities.

General and administrative expenses -- General and administrative expenses increased 24% to $18.3 million in 1997 compared to $14.7 million in 1996. The increases were primarily due to additional personnel and related expenses necessary to support our expanding operations.

Interest expense -- Interest expense increased 36% to $61.5 million in 1997 from $45.3 million in 1996. The increase was attributable to: (1) $10.8 million of interest expense related to the 8 3/4% Senior Notes Due 2007 issued in July and September 1997, (2) a $7.3 million increase in interest expense related to the 10 1/2% Senior Notes Due 2006 issued May 1996, (3) a $6.4 million increase in interest expense on debt related to the Gilroy Power Plant acquired in August 1996 and (4) $5.4 million of interest expense on debt related to the acquisition of the Texas City and Clear Lake Power Plants. These increases were offset by $6.2 million of interest capitalized for the development and construction of power plants, and a $7.6 million decrease in interest expense at Calpine Geysers Company and TPC due to repayment of debt.

Interest income -- Interest income increased 66% to $14.3 million for 1997 compared with $8.6 million for 1996. Interest income earned on collateral securities purchased in April 1996 in connection with the King City Power Plant contributed to an increase in interest income of $1.2 million in 1997 as compared to 1996. In addition, higher cash and cash equivalent balances resulting from the issuance of the 8 3/4% Senior Notes Due 2007 during 1997 resulted in higher interest income for 1997 as compared to 1996.

Other income, net -- Other income, net, increased to $3.2 million for 1997 compared with expense of $2.3 million for 1996. In 1997, we recorded a $1.1 million gain on the sale of a note receivable and received a refund of $961,000 from PG&E. In 1996, we recorded a $3.7 million loss for uncollectible amounts related to an acquisition project.

Provision for income taxes -- The effective rate for the income tax provision was approximately 35% in 1997 and 33% in 1996. The effective rates were lower than the statutory tax rate (federal and state) primarily due to depletion in excess of tax basis benefits at our geothermal facilities, a decrease in the California taxes paid due to our expansion into states other than California, and a revision of prior years' tax estimates.

LIQUIDITY AND CAPITAL RESOURCES

     To date, we have obtained cash from our operations, borrowings under our credit facilities and other working capital lines, sale of debt and equity, and proceeds from non-recourse project financing. We utilized this cash to fund our operations, service debt obligations, fund the acquisition, development and construction of power generation facilities, finance capital expenditures and meet our other cash and liquidity needs. The following table summarizes our cash flow activities for the periods indicated:

                                   YEAR ENDED DECEMBER 31,
                             -----------------------------------
                               1996         1997         1998
                             ---------    ---------    ---------
                                       (IN THOUSANDS)
Cash flows from:
  Operating activities.....  $  59,944    $ 108,461    $ 171,233
  Investing activities.....   (330,937)    (402,158)    (406,657)
  Financing activities.....    345,153      246,240      283,443
                             ---------    ---------    ---------
          Total............  $  74,160    $ (47,457)   $  48,019
                             =========    =========    =========

     Operating activities for 1998 provided $171.2 million, consisting of approximately $74.3 million of depreciation and amortization, $45.7 million of net income, $34.4 million of distributions from unconsolidated investments in power projects, $13.6 million of deferred income taxes, $5.2 million net decrease in operating assets, and a $23.4 million net increase in operating liabilities. This was offset by $25.2 million of income from unconsolidated investments.

     Investing activities for 1998 used $406.7 million, primarily due to $158.1 million for the acquisition of the remaining 50% interest in the Texas City and Clear Lake Power Plants, $42.4 million for the acquisition of the remaining 55% interest in the Bethpage Power Plant, $24.0 million of capital expenditures related to the construction of the Pasadena Power Plant, $13.1 million for the acquisition of the Pittsburg Power Plant, $11.9 million for the acquisition of the Sonoma Power Plant, $74.2 million of other capital expenditures, $16.2 million of capitalized project development costs, $40.0 million for the acquisition of an equity interest in the Tiverton Power Plant, $40.0 million for the acquisition of an equity interest in the Rumford Power Plant, $7.0 million of interest capitalized on construction projects, offset by $559,000 related to the sale and leaseback transaction of the Greenleaf 1 & 2 Power Plants, the receipt of $13.8 million of loan payments, $6.0 million of maturities of collateral securities in connection with the King City Power Plant, and $1.1 million of restricted cash.

     Financing activities for 1998 provided $283.4 million of cash consisting of $52.1 million of borrowings for the construction of the Pasadena Power Plant, $5.8 million of borrowings for contingent consideration in connection with the acquisition of the Gilroy Power Plant, $394.9 million of net proceeds from additional financings, and $1.1 million for the issuance of common stock, partially offset by $162.1 million in repayment of non-recourse project financing, $8.3 million of repurchase of Senior Notes Due 2006 which includes a premium paid and accrued interest to the date of repurchase.

     At December 31, 1998, cash and cash equivalents were $96.5 million and working capital was $86.9 million. For 1998, cash and cash equivalents increased by $48.0 million and working capital increased by $112.6 million as compared to December 31, 1997.

     As a developer, owner and operator of power generation facilities, we are required to make long-term commitments and investments of substantial capital for our projects. We historically have financed these capital requirements with cash from operations, borrowings under our credit facilities, other lines of credit, non-recourse project financing or long-term debt, and the sale of equity. We expect to commit significant capital in the near future as a result of development projects and pending acquisitions which have been announced, including the Westbrook, Sutter, South Point and Magic Valley Power Plants. We are also in the process of completing two acquisitions comprising of 14 geothermal power plants located in The Geysers.

     We continue to evaluate current and forecasted cash flow as a basis for financing operating requirements and capital expenditures. We believe that we will have sufficient liquidity from cash flow from operations, borrowings available under the lines of credit and working capital to satisfy all obligations under outstanding indebtedness, to finance anticipated capital expenditures and to fund working capital requirements for the next twelve months.

     On March 31, 1998, we sold $300.0 million of 7 7/8% Senior Notes Due 2008 which mature on April 1, 2008, with interest payable semi-annually on April 1 and October 1 of each year commencing October 1, 1998 (See note 7 to the notes to our consolidated financial statements). On July 24, 1998, we sold an additional $100.0 million of 7 7/8% Senior Notes Due 2008. After deducting discounts to initial purchasers and expenses of the offerings, the net proceeds from the sale of the Senior Notes Due 2008 were approximately $392.3 million. (See note 7 to the notes to our consolidated financial statements).

     At December 31, 1998, we had a $100.0 million revolving credit facility available with a consortium of commercial lending institutions. We had no borrowings and $26.4 million of letters of credit outstanding under the credit facility (See note 8 to the notes to our consolidated financial statements). The credit facility contains certain restrictions that limit or prohibit, among other things, the ability of Calpine or its subsidiaries to incur indebtedness, make payments of certain indebtedness, pay dividends, make investments, engage in transactions with affiliates, create liens, sell assets and engage in mergers and consolidations.

     At December 31, 1998, we also had $105.0 million of outstanding 9 1/4% Senior Notes Due 2004, which mature on February 1, 2004, with interest payable semi-annually on February 1 and August 1 of each year. In addition, we had $171.8 million of outstanding 10 1/2% Senior Notes Due 2006, which mature on May 15, 2006, with interest payable semi-annually on May 15 and November 15 of each year. During 1997, we issued $275.0 million of 8 3/4% Senior Notes Due 2007, which mature on July 15, 2007, with interest payable semi-annually on January 15 and July 15 of each year.

     At December 31, 1998, we had a $12.0 million letter of credit outstanding with The Bank of Nova Scotia to secure performance of the Clear Lake Power Plant.

     We have a $1.1 million working capital line with a commercial lender that may be used to fund short-term working capital commitments and letters of credit. At December 31, 1998, we had no borrowings under this working capital line and $74,000 of letters of credit outstanding. Borrowings accrue interest at prime plus 1%.

IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS

     In April 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") No. 98-5, "Reporting on the Costs of Start-Up Activities," which is effective for financial statements for fiscal years beginning after December 15, 1998. For purposes of this SOP, start-up activities are defined broadly as those one-time activities related to opening a new facility, conducting business in a new territory, conducting business with a new class of customer or beneficiary, initiating a new process in an existing facility, or commencing some new operation. Start-up activities include activities related to organizing a new entity (commonly referred to as organization costs). We have assessed the impact and adopted SOP 98-5 as of December 31, 1998, and determined it to be immaterial to our consolidated financial statements.

     In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information." This Statement establishes the reporting of information about operating segments in annual financial statements and requires that enterprises report selected information about operating segments in interim financial reports to shareholders. SFAS No. 131 also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. During 1998, we started the process of decentralization of our operations and will complete this process during 1999. This Statement will become effective upon completion of this process. We do not believe that this pronouncement will have a material impact on our consolidated financial statements.

     In June 1998, FASB also issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Statement establishes accounting and reporting standards, requiring every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and require that a company formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

     SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. The Statement must be applied to derivative instruments and to certain derivative instruments embedded in hybrid contracts that were issued, acquired, or substantively modified after December 31, 1997.

     We have not yet analyzed the impact of adopting SFAS No. 133 on the financial statements and have not determined the timing of or method of the adoption of SFAS No. 133. However the Statement could increase the volatility of our earnings.

YEAR 2000 COMPLIANCE

     Year 2000 Compliance -- The "Year 2000 problem" refers to the fact that some computer hardware, software and embedded systems were designed to read and store dates using only the last two digits of the year.

     We are coordinating our efforts to address the impact of Year 2000 on our business through a Year 2000 Project Team comprised of representatives from each business unit and our Year 2000 Project Office. The Year 2000 Project Office is charged with addressing additional Year 2000 related issues including, but not limited to, business continuation and other contingency planning. The Year 2000 Project Team meets regularly to monitor the efforts of assigned staff and contractors to identify, remediate and test our technology.

     The Year 2000 Project Team is focusing on four separate technology domains:

     - corporate applications, which include core business systems,

     - non-information technology, which includes all operating and control systems,

     - end-user computing systems (that is, systems that are not considered core business systems but may contain date calculations), and

     - business partner and vendor systems.

     Corporate Applications -- Corporate applications are those major core systems, such as customer information, human resources and general ledger, for which our Management Information Systems department has responsibility. We utilize PeopleSoft for our major core systems. The PeopleSoft applications we utilize are in operation and have been determined to be Year 2000 compliant.

     Non-Information Technology/Embedded Systems -- Non-information technology includes such items as power plant operating and control systems, telecommunications and facilities-based equipment (e.g. telephones and two-way radios) and other embedded systems. Each business unit is responsible for the inventory and remediation of its embedded systems. In addition, we are working with the Electric Power Research Institute, a consortium of power companies, including investor-owned utilities, to coordinate vendor contacts and product evaluation. Because many embedded systems are similar across utilities, this concentrated effort should help to reduce total time expended in this area and help to ensure that our efforts are consistent with the efforts and practices of other power companies and utilities.

     An Inventory phase for non-information technology/embedded systems was completed in October 1998. An Initial Assessment phase was completed in December 1998. We plan to complete remediation of non-compliant systems by the second quarter of 1999. To date, all embedded systems that we have identified can be upgraded or modified within our current schedule. The schedule for addressing Year 2000 issues with respect to mission critical embedded systems is as follows:

                        PERCENTAGE
PHASE                   COMPLETED      STATUS      ESTIMATED COMPLETION DATE
-----                   ----------   -----------   --------------------------
Inventory.............     100%      Complete      September 1998
Initial Assessment....     100%      Complete      November 1998
Detail Assessment.....      70%      In Progress   February 1999 - March 1999
Remediation...........      40%      In Progress   May 1999 - June 1999
Contingency                  5%
  Planning............               In Progress   June 1999 - Sept 1999

     Testing of embedded systems is complex because some of the testing must be completed during power plant scheduled maintenance outages. Much of the testing will be accomplished in the spring of 1999 during regularly scheduled maintenance outage periods. At that time, at least one typical unit of each critical type will be tested by us or in cooperation with other power companies, and the requirement for further testing will be determined.

     End-User Computing Systems -- Some of our business units have developed systems, databases, spreadsheets, etc. that contain date calculations. Compliance of individual workstations is also included in this domain. These systems comprise a relatively small percentage of the required modification in terms of both number and criticality.

     Our end-user computing systems are being inventoried by each business unit and evaluated and remediated by our MIS staff. We have completed approximately 10% of remediation and testing of the end-user computing systems, and we expect to complete this process by mid-1999.

     Business Partner and Vendor Systems -- We have contracts with business partners and vendors who provide products and services to us. We are vigorously seeking to obtain Year 2000 assurances from these third parties. The Year 2000 Project Team and appropriate business units are jointly undertaking this effort. We have sent letters and accompanying Year 2000 surveys to about 800 vendors and suppliers. Over 400 responses have been received as of January 31, 1999. These responses outline to varying degrees the approaches vendors are undertaking to resolve Year 2000 issues within their own systems. Follow-up letters will be sent to those vendors who have not responded or whose responses were inadequate.

     Contingency Planning -- Contingency and business continuation planning are in various stages of development for critical and high-priority systems. Our existing disaster response plan and other contingency plans are currently being evaluated and will be adopted for use in case of any Year 2000-related disruption. We expect to complete our contingency planning by September 1999.

     Costs -- The costs of expected modifications are currently estimated to be approximately $1.7 million which will be charged to expense as incurred. From January 1, 1998 through December 31, 1998, $158,000 has been charged to expense. Approximately 9% of the estimated total cost was incurred in 1998, and the remainder will be incurred in 1999 and 2000. These costs have been and will be funded through operating cash flow. These estimates may change as additional evaluations are completed and remediation and testing progress.

     Risks -- We currently expect to complete our Year 2000 efforts with respect to critical systems by mid-1999. This schedule and our cost estimates may be affected by, among other things, the availability of Year 2000 personnel, the readiness of third parties, the timing for testing our embedded systems, the availability of vendor resources to complete embedded system assessments and produce required component upgrades and our ability to implement appropriate contingency plans.

     We produce revenues by selling power we produce to customers. We depend on transmission and distribution facilities that are owned and operated by investor-owned utilities to deliver power to our customers. If either our customers or the providers of transmission and distribution facilities experience significant disruptions as a result of the Year 2000 problem, our ability to sell and deliver power may be hindered, which could result in a loss of revenue.

     The cost or consequences of a materially incomplete or untimely resolution of the Year 2000 problem could adversely affect our future operations, financial results or our financial condition.

                                    BUSINESS

OVERVIEW

     Calpine is a leading independent power company engaged in the development, acquisition, ownership and operation of power generation facilities and the sale of electricity predominantly in the United States. We have experienced significant growth in all aspects of our business over the last five years. Currently, we own interests in 22 power plants having an aggregate capacity of 2,729 megawatts and have two acquisition transactions pending in which we will acquire 14 geothermal power plants with an aggregate capacity of 694 megawatts. We also have six gas-fired projects under construction having an aggregate capacity of 1,784 megawatts and have announced plans to develop five gas-fired power plants with a total capacity of 3,180 megawatts. Upon completion of pending acquisitions and projects under construction, we will have interests in 40 power plants having an aggregate capacity of 5,207 megawatts, of which we will have a net interest in 4,271 megawatts. This represents significant growth from the 342 megawatts of capacity we had at the end of 1993. Of this total generating capacity, 81% will be attributable to gas-fired facilities and 19% will be attributable to geothermal facilities.

     As a result of our expansion program, our revenues, cash flow, earnings and assets have grown significantly over the last five years, as shown in the table below.

                                                              COMPOUND ANNUAL
                                      1993         1998         GROWTH RATE
                                    --------    ----------    ---------------
                                    (DOLLARS IN MILLIONS)
Total Revenue.....................   $ 69.9      $  555.9           51%
EBITDA............................     42.4         255.3           43%
Net Income........................      3.8          45.7           64%
Total Assets......................    302.3       1,728.9           42%

     Since our inception in 1984, we have developed substantial expertise in all aspects of the development, acquisition and operation of power generation facilities. We believe that the vertical integration of our extensive engineering, construction management, operations, fuel management and financing capabilities provides us with a competitive advantage to successfully implement our acquisition and development program and has contributed to our significant growth over the past five years.

THE MARKET

     The power industry represents the third largest industry in the United States, with an estimated end-user market of over $250 billion of electricity sales in 1998 produced by an aggregate base of power generation facilities with a capacity of approximately 750,000 megawatts. In response to increasing customer demand for access to low-cost electricity and enhanced services, new regulatory initiatives have been and are continuing to be adopted at both the state and federal level to increase competition in the domestic power generation industry. The power generation industry historically has been largely characterized by electric utility monopolies producing electricity from old, inefficient, high-cost generating facilities selling to a captive customer base. Industry trends and regulatory initiatives have transformed the existing market into a more competitive market where end users purchase electricity from a variety of suppliers, including non-utility generators, power marketers, public utilities and others.

     There is a significant need for additional power generating capacity throughout the United States, both to satisfy increasing demand, as well as to replace old and inefficient generating facilities. Due to environmental and economic considerations, we believe this new capacity will be provided predominantly by gas-fired facilities. We believe that these market trends will create substantial opportunities for efficient, low-cost power producers that can produce and sell energy to customers at competitive rates.

     In addition, as a result of a variety of factors, including deregulation of the power generation market, utilities, independent power producers and industrial companies are disposing of power generation facilities. To date, numerous utilities have sold or announced their intentions to sell their power generation facilities and have focused their resources on the transmission and distribution segments. Many independent producers operating a limited number of power plants are also seeking to dispose of their plants in response to competitive pressures, and industrial companies are selling their power plants to redeploy capital in their core businesses.

STRATEGY

     Our strategy is to continue our rapid growth by capitalizing on the significant opportunities in the power market, primarily through our active development and acquisition programs. In pursuing our proven growth strategy, we utilize our extensive management and technical expertise to implement a fully integrated approach to the acquisition, development and operation of power generation facilities. This approach uses our expertise in design, engineering, procurement, finance, construction management, fuel and resource acquisition, operations and power marketing, which we believe provides us with a competitive advantage. The key elements of our strategy are as follows:

     - Development and expansion of power plants. We are actively pursuing the development and expansion of highly efficient, low-cost, gas-fired power plants to replace old and inefficient generating facilities and meet the demand for new generation. Our strategy is to develop power plants in strategic geographic locations that enable us to utilize existing power generation assets and operate the power plants as integrated electric generation systems. This allows us to achieve significant operating synergies and efficiencies in fuel procurement, power marketing and operations and maintenance.

       In July 1998, we achieved a key milestone in our development program by completing the development of our 240 megawatt gas-fired power plant in Pasadena, Texas. The Pasadena Power Plant serves as a prototype for future development projects. We currently have six gas-fired projects under construction, representing an additional 1,784 megawatts of capacity. Of these new projects, we are expanding our Pasadena and Clear Lake facilities by an aggregate of 545 megawatts. In addition, four new gas-fired power plants, with a total capacity of 1,239 megawatts, are currently under construction in Dighton, Massachusetts; Tiverton, Rhode Island; Rumford, Maine; and Westbrook, Maine. We have also announced plans to develop five additional power generation facilities, totaling an estimated 3,180 megawatts of electricity, in California, Texas and Arizona.

     - Acquisition of power plants. Our strategy is to acquire power generating facilities that meet our stringent criteria, provide significant potential for revenue, cash flow and earnings growth and provide the opportunity to enhance the operating efficiencies of the plants. We have significantly expanded and diversified our project portfolio through the acquisition of power generation facilities through the completion of 21 acquisitions to date.

       We are currently in the process of completing two acquisitions comprising 14 geothermal power plants with an aggregate capacity of 694 megawatts located in The Geysers, California. On March 19, 1999, we completed the purchase of the remaining 75% interest in the steam fields that supply 12 of these geothermal power plants for $101.0 million. Historically, we have served as the steam supplier for these facilities, which have been owned and operated by PG&E. We anticipate that these acquisitions will enable us to consolidate our operations in The Geysers into a single ownership structure and to integrate the power plant and steam field operations, allowing us to optimize the efficiency and performance of the facilities. We believe that these acquisitions will provide us with significant synergies that utilize our expertise in geothermal power generation and position us to benefit from the demand for "green" energy in the competitive market.

     - Enhancement of the performance and efficiency of existing power projects. We continually seek to maximize the power generation potential of our operating assets and minimize our operating and maintenance expenses and fuel costs. This will become even more significant as our portfolio of power generation facilities expands to an aggregate of 40 power plants with an aggregate capacity of 5,207 megawatts, after completion of our pending acquisitions and projects currently under construction. We focus on operating our plants as an integrated system of power generation, which enables us to minimize costs and maximize operating efficiencies. As of December 31, 1998, our power generation facilities have operated at an average availability of approximately 96.5%. We believe that achieving and maintaining a low-cost of production will be increasingly important to compete effectively in the power generation market.

DESCRIPTION OF FACILITIES

     We currently have interests in 22 power generation facilities and three steam fields with a current aggregate capacity of approximately 3,018 megawatts, consisting of 18 gas-fired power plants with a total capacity of 2,602 megawatts, four geothermal power generation facilities with a total capacity of 127 megawatts, and three steam fields with a total capacity of 289 megawatts. We also have two pending acquisitions comprising 14 geothermal power plants with an aggregate capacity of 694 megawatts, six gas-fired projects currently under construction with an aggregate capacity of 1,784 megawatts, and have announced the development of five additional power plants with an aggregate capacity of 3,180 megawatts. Each of the power generation facilities currently in operation produces electricity for sale to a utility or other third-party end user. Thermal energy produced by the gas-fired cogeneration facilities is sold to governmental and industrial users.

     The gas-fired and geothermal power generation projects in which we have an interest produce electricity and thermal energy that are typically sold pursuant to long-term power sales agreements. Revenue from a power sales agreement usually consists of two components: energy payments and capacity payments. Energy payments are based on a power plant's net electrical output where payment rates may be determined by a schedule of prices covering a fixed number of years under the power sales agreement, after which payment rates are usually indexed to the fuel costs of the contracting utility or to general inflation indices. Capacity payments are based on a power plant's net electrical output and/or its available capacity. Energy payments are made for each kilowatt hour of energy delivered, while capacity payments, under certain circumstances, are made whether or not any electricity is delivered.

     Upon completion of the pending acquisitions and projects under construction, we will provide operating and maintenance services for 31 of the 40 power plants and steam fields in which we have an interest. Such services include the operation of power plants, geothermal steam fields, wells and well pumps, gathering systems and gas pipelines. We also supervise maintenance, materials purchasing and inventory control, manage cash flow, train staff and prepare operating and maintenance manuals for each power generation facility that we operate. As a facility develops an operating history, we analyze its operation and may modify or upgrade equipment or adjust operating procedures or maintenance measures to enhance the facility's reliability or profitability. These services are performed under the terms of an operating and maintenance agreement pursuant to which we are generally reimbursed for certain costs, paid an annual operating fee and may also be paid an incentive fee based on the performance of the facility. The fees payable to us are generally subordinated to any lease payments or debt service obligations of non-recourse financing for the project.

     In order to provide fuel for the gas-fired power generation facilities in which we have an interest, natural gas reserves are acquired or natural gas is purchased from third parties under supply agreements. We attempt to structure a gas-fired power facility's fuel supply agreement so that gas costs have a direct relationship to the fuel component of revenue energy payments. We currently hold interests in geothermal leaseholds in The Geysers that produce steam that is supplied to the power generation facilities owned by us for use in producing electricity.

     Certain power generation facilities in which we have an interest have been financed primarily with non-recourse project financing that is structured to be serviced out of the cash flows derived from the sale of electricity, thermal energy and/or steam produced by such facilities and provides that the obligations to pay interest and principal on the loans are secured almost solely by the capital stock or partnership interests, physical assets, contracts and/or cash flow attributable to the entities that own the facilities. The lenders under non-recourse project financing generally have no recourse for repayment against us or any of our assets or the assets of any other entity other than foreclosure on pledges of stock or partnership interests and the assets attributable to the entities that own the facilities.

     Substantially all of the power generation facilities in which we have an interest are located on sites which are leased on a long-term basis. See
"-- Properties."

     Set forth below is a map showing the locations of our power plants in operation, pending acquisitions, power plants under construction and announced
development projects.                [MAP]

                                                                   MEGAWATTS
                                                            -----------------------
                                                   # OF      PLANT      CALPINE NET
                                                  PLANTS    CAPACITY     INTEREST
                                                  ------    --------    -----------
In operation....................................    22       2,729         2,065
Pending acquisitions............................    14         694           694
Under construction
  -- New facilities.............................     4       1,239           967
  -- Expansion projects.........................    --         545           545
Announced development...........................     5       3,180         2,440
                                                    --       -----         -----
                                                    45       8,387         6,711
                                                    ==       =====         =====

     Set forth below is certain information regarding our operating power plants, plants under construction, pending power plant acquisitions and development projects.

                            POWER                        NAMEPLATE       CALPINE     CALPINE NET
                          GENERATION                      CAPACITY       INTEREST     INTEREST
      POWER PLANT         TECHNOLOGY     LOCATION      (MEGAWATTS)(1)   PERCENTAGE   (MEGAWATTS)
      -----------         ----------   -------------   --------------   ----------   -----------
OPERATING POWER PLANTS
Texas City..............  Gas-Fired        Texas             450.0          100%          450.0
Clear Lake..............  Gas-Fired        Texas             377.0          100%          377.0
Pasadena................  Gas-Fired        Texas             240.0          100%          240.0
Gordonsville............  Gas-Fired      Virginia            240.0           50%          120.0
Lockport................  Gas-Fired      New York            184.0         11.4%           20.9
Bayonne.................  Gas-Fired     New Jersey           165.0          7.5%           12.4
Auburndale..............  Gas-Fired       Florida            150.0           50%           75.0
Sumas(2)................  Gas-Fired     Washington           125.0           70%           87.5
King City...............  Gas-Fired     California           120.0          100%          120.0
Gilroy..................  Gas-Fired     California           120.0          100%          120.0
Kennedy International
  Airport...............  Gas-Fired      New York            107.0           50%           53.5
Pittsburg...............  Gas-Fired     California            70.0          100%           70.0
Sonoma(3)...............  Geothermal    California            60.0          100%           60.0
Bethpage................  Gas-Fired      New York             57.0          100%           57.0
Greenleaf 1.............  Gas-Fired     California            49.5          100%           49.5
Greenleaf 2.............  Gas-Fired     California            49.5          100%           49.5
Stony Brook.............  Gas-Fired      New York             40.0           50%           20.0
Agnews..................  Gas-Fired     California            29.0           20%            5.8
Watsonville.............  Gas-Fired     California            28.5          100%           28.5
West Ford Flat..........  Geothermal    California            27.0          100%           27.0
Bear Canyon.............  Geothermal    California            20.0          100%           20.0
Aidlin..................  Geothermal    California            20.0            5%            1.0
PENDING ACQUISITIONS
Sonoma County (12 power
  plants)(3)............  Geothermal    California           544.0          100%          544.0
Lake County (2 power
  plants)(3)............  Geothermal    California           150.0          100%          150.0
PROJECTS UNDER
  CONSTRUCTION
Westbrook...............  Gas-Fired        Maine             540.0          100%          540.0
Pasadena Expansion......  Gas-Fired        Texas             510.0          100%          510.0
Tiverton(4).............  Gas-Fired    Rhode Island          265.0         62.8%          166.4
Rumford(5)..............  Gas-Fired        Maine             265.0         66.7%          176.8
Dighton(6)..............  Gas-Fired    Massachusetts         169.0           50%           84.5
Clear Lake Expansion....  Gas-Fired        Texas              35.0          100%           35.0
ANNOUNCED DEVELOPMENT
Delta Energy Center.....  Gas-Fired     California           880.0           50%          440.0
Magic Valley............  Gas-Fired        Texas             700.0          100%          700.0
Metcalf Energy Center...  Gas-Fired     California           600.0           50%          300.0
South Point.............  Gas-Fired       Arizona            500.0          100%          500.0
Sutter..................  Gas-Fired     California           500.0          100%          500.0

---------------
(1) Nameplate capacity may not represent the actual output for a facility at any particular time.

(2) See "-- Operating Power Plants -- Sumas Power Plant" for a description of our interest in the Sumas Power Plant. Based on our current estimates, the payments to be received by us represent approximately 70% of distributable cash.

(3) For these geothermal power plants, nameplate capacity refers to the approximate capacity of the power plants. The capacity of these plants is expected to gradually diminish as the production of the related steam fields declines.

(4) See "Project Development and Acquisitions -- Project Development -- Projects Under Construction -- Tiverton Power Plant" for a description of our interest in the Tiverton Power Plant.

(5) See "Project Development and Acquisitions -- Project Development -- Projects Under Construction -- Rumford Power Plant" for a description of our interest in the Rumford Power Plant.

(6) See "Project Development and Acquisitions -- Project Development -- Projects Under Construction -- Dighton Power Plant" for a description of our interest in the Dighton Power Plant. Based on our current estimates, our interest represents our right to receive approximately 50% of project cash flow beginning at the commencement of commercial operation.

OPERATING POWER PLANTS

     Texas City Power Plant. The Texas City Power Plant is a 450 megawatt gas-fired cogeneration facility located in Texas City, Texas. Electricity generated by the Texas City Power Plant is sold under two separate long-term agreements to (1) Texas Utilities Electric Company ("TUEC") under a power sales agreement terminating on September 30, 2002, and (2) Union Carbide Corporation ("UCC") under a steam and electricity services agreement terminating on June 30, 1999. Each agreement contains payment provisions for capacity and electric energy payments. Under a steam and electricity services agreement expiring October 19, 2003, the Texas City Power Plant will supply UCC with 300,000 lbs/hr of steam on a monthly average basis, with the required supply of steam not exceeding 600,000 lbs/hr at any given time. During 1998, the Texas City Power Plant generated approximately 2,517,316,000 kilowatt hours of electric energy for sale to TUEC and UCC and approximately $188.3 million of revenue.

     Clear Lake Power Plant. The Clear Lake Power Plant is a 377 megawatt gas/ hydrogen-fired cogeneration facility located in Pasadena, Texas. Electricity generated by the Clear Lake Power Plant is sold under three separate long-term agreements to (1) Texas-New Mexico Power Company ("TNP") under a power sales agreement terminating in 2004, (2) Houston Lighting and Power Company ("HL&P") under a power sales agreement terminating in 2005, and (3) Hoechst Celanese Chemical Group, Inc. ("HCCG") under a power sales agreement terminating in 2004. Each power sales agreement contains payment provisions for capacity and energy payments. Under a steam purchase and sale agreement expiring August 31, 2004, the Clear Lake Power Plant will supply up to 900,000 lbs/hr of steam to HCCG. During 1998, the Clear Lake Power Plant generated approximately 2,912,649,000 kilowatt hours of electric energy for sale to TNP, HL&P and HCCG and approximately $89.3 million of revenue.

     Pasadena Power Plant. The Pasadena Power Plant is a 240 megawatt gas-fired cogeneration facility located in Pasadena, Texas. Electricity generated by the Pasadena Power Plant is sold under contract and into the open market. We entered into an energy sales agreement with Phillips Petroleum Company ("Phillips") terminating in 2018. Under this agreement, we provide 90 megawatts of electricity and 200,000 lbs/hr of steam to

Phillips' Houston Chemical Complex. West Texas Utilities purchased 50 megawatts of capacity through the end of 1998. In 1999, LG&E Energy Marketing will purchase up to 150 megawatts of electricity under a one-year agreement. TUEC is also under contract to purchase up to 150 megawatts of electricity under a two-year agreement beginning December 1, 1999. The remaining available electricity output is sold into the competitive market through our power marketing organization. During 1998, the Pasadena Power Plant generated approximately 812,314,000 kilowatt hours of electric energy with approximately $30.5 million of revenue.

     Gordonsville Power Plant. The Gordonsville Power Plant is a 240 megawatt gas-fired cogeneration facility located near Gordonsville, Virginia. Electricity generated by the Gordonsville Power Plant is sold to the Virginia Electric and Power Company under two power sales agreements terminating on June 1, 2024, each of which include payment provisions for capacity and energy. The Gordonsville Power Plant sells steam to Rapidan Service Authority under the terms of a steam purchase and sales agreement, which expires June 1, 2004. During 1998, the Gordonsville Power Plant generated approximately 213,382,000 kilowatt hours of electrical energy and approximately $37.4 million of revenue.

     Lockport Power Plant. The Lockport Power Plant is a 184 megawatt gas-fired, combined-cycle cogeneration facility located in Lockport, New York. The facility is owned and operated by Lockport Energy Associates, L.P. ("LEA"). We own an indirect 11.36% limited partnership interest in LEA. Electricity and steam is sold to General Motors Corporation ("GM") under an energy sales agreement expiring in December 2007 for use at the GM Harrison plant, which is located on a site adjacent to the Lockport Power Plant. Electricity is also sold to New York State Electricity and Gas Company ("NYSEG") under a power purchase agreement expiring October 2007. NYSEG is required to purchase all of the electric power produced by the Lockport Power Plant not required by GM. For 1998, the Lockport Power Plant generated approximately 1,284,830,000 kilowatt hours of electricity and had $118.6 million in revenue.

     Bayonne Power Plant. The Bayonne Power Plant is a 165 megawatt gas-fired cogeneration facility located in Bayonne, New Jersey. The facility is primarily owned by an affiliate of Cogen Technologies, Inc. We own an indirect 7.5% limited partnership interest in the facility. Electricity generated by the Bayonne Power Plant is sold under various power sales agreements to Jersey Central Power & Light Company and Public Service Electric and Gas Company of New Jersey. The Bayonne Power Plant also sells steam to two industrial entities. During 1998, the Bayonne Power Plant generated approximately 1,399,860,000 kilowatt hours of electrical energy and approximately $116.6 million in revenue.

     Auburndale Power Plant. The Auburndale Power Plant is a 150 megawatt gas-fired cogeneration facility located near the city of Auburndale, Florida. Electricity generated by the Auburndale Power Plant is sold under various power sales agreements to Florida Power Corporation ("FPC"), Enron Power Marketing and Sonat Power Marketing. Auburndale sells 131.18 megawatts of capacity and energy to FPC under three power sales agreements, each terminating at the end of 2013. The Auburndale Power Plant sells steam under two steam purchase and sale agreements. One agreement is with Cutrale Citrus Juices, USA, an affiliate of Sucocitro Cutrale LTDA, expiring on July 1, 2014. The second agreement is with Todhunter International, Inc., doing business as Florida Distillers Company, expiring on July 1, 2009. During 1998, the Auburndale Power Plant generated approximately 1,022,146,000 kilowatt hours of electrical energy and approximately $49.6 million in revenue.

     Sumas Power Plant. The Sumas Power Plant is a 125 megawatt gas-fired, combined cycle cogeneration facility located in Sumas, Washington. We currently hold an ownership interest in the Sumas Power Plant, which entitles us to receive certain scheduled distributions during the next two years. Upon receipt of the scheduled distributions, we will no longer have any ownership interest in the Sumas Power Plant. Electrical energy generated by the Sumas Power Plant is sold to Puget Sound Power & Light Company ("Puget") under the terms of a power sales agreement terminating in 2013. Under the power sales agreement, Puget has agreed to purchase an annual average of 123 megawatts of electrical energy. In addition to the sale of electricity to Puget, pursuant to a long-term steam supply and dry kiln lease agreement, the Sumas Power Plant produces and sells approximately 23,000 lbs/hr of low pressure steam to an adjacent lumber-drying facility owned by Sumas, which has been leased to and is operated by Socco, Inc. During 1998, the Sumas Power Plant generated approximately 915,227,280 kilowatt hours of electrical energy and approximately $49.6 million of total revenue.

     King City Power Plant. The King City Power Plant is a 120 megawatt gas-fired, combined-cycle cogeneration facility located in King City, California. We operate the King City Power Plant under a long-term operating lease for this facility with BAF Energy ("BAF"), terminating in 2018. Electricity generated by the King City Power Plant is sold to Pacific Gas and Electric Company ("PG&E") under a power sales agreement terminating in 2019. The power sales agreement contains payment provisions for capacity and energy. In addition to the sale of electricity to PG&E, the King City Power Plant produces and sells thermal energy to a thermal host, Basic Vegetable Products, Inc., an affiliate of BAF, under a long-term contract coterminous with the power sales agreement. During 1998, the King City Power Plant generated approximately 428,825,000 kilowatt hours of electrical energy and approximately $45.6 million of total revenue.

     Gilroy Power Plant. The Gilroy Power Plant is a 120 megawatt gas-fired cogeneration facility located in Gilroy, California. Electricity generated by the Gilroy Power Plant is sold to PG&E under a power sales agreement terminating in 2018. In addition, the Gilroy Power Plant produces and sells thermal energy to a thermal host, Gilroy Foods, Inc., under a long-term contract that is coterminous with the power sales agreement. During 1998, the Gilroy Power Plant generated approximately 477,628,000 kilowatt hours of electrical energy for sale to PG&E and approximately $39.3 million in revenue.

     Kennedy International Airport Power Plant. The Kennedy International Airport Power Plant is a 107 megawatt gas-fired cogeneration facility located at John F. Kennedy International Airport in Queens, New York. The facility is owned and operated by KIAC Partners ("KIAC"). We own an indirect 50% general partnership interest in KIAC. Electricity and thermal energy generated by the Kennedy International Airport Power Plant is sold to the Port Authority, and incremental electric power is sold to Consolidated Edison Company of New York, the New York Power Authority and other utility customers. Electric power and chilled and hot water generated by the Kennedy International Airport Power Plant is sold to the Port Authority under an energy purchase agreement that expires November 2015. For 1998, the Kennedy International Airport Power Plant generated approximately 533,755,000 kilowatt hours of electrical energy, 266,252 mmbtu of chilled water and 178,405 mmbtu of hot water for sale to the Port Authority, and generated approximately $56.1 million in revenue.

     Pittsburg Power Plant. The Pittsburg Power Plant is a 70 megawatt gas-fired cogeneration facility, located at The Dow Chemical Company's ("Dow") Pittsburg, California chemical facility. We sell up to 18 megawatts of electricity to Dow under a power sales agreement expiring in 2008. Surplus energy is sold to PG&E under an existing power sales agreement. In addition, we sell approximately 200,000 lbs/hr of steam to Dow under an energy sales agreement expiring in 2003 and to USS-POSCO Industries' nearby steel mill under a process steam contract expiring in 2001. From its acquisition, in July 1998, through the end of 1998, the Pittsburg Power Plant generated approximately 92,358,000 kilowatt hours of electrical energy to Dow and PG&E and approximately $9.4 million in revenue.

     Sonoma Power Plant. The Sonoma Power Plant consists of a 60 megawatt geothermal power plant and associated steam fields located in Sonoma County, California. Electricity generated by the Sonoma Power Plant is sold to the Sacramento Municipal Utility District ("SMUD") under a power sales agreement for up to 50 megawatts of off-peak power production, terminating in 2001. In addition, SMUD has the option to purchase up to an additional 10 megawatts of peak power production through 2005. We market the excess electricity into the California power market. From its acquisition, in June 1998, through the end of 1998, the Sonoma Power Plant generated approximately 215,433,000 kilowatt hours of electrical energy and approximately $6.2 million in revenue.

     Bethpage Power Plant. The Bethpage Power Plant is a 57 megawatt gas-fired, combined cycle cogeneration facility located adjacent to a Northrup Grumman Corporation ("Grumman") facility in Bethpage, New York. Electricity and steam generated by the Bethpage Power Plant are sold to Grumman under an energy purchase agreement expiring August 2004. Electric power not sold to Grumman is sold to Long Island Power Authority ("LIPA") under a generation agreement also expiring August 2004. Grumman is also obligated to purchase a minimum of 158,000 klbs of steam per year from the Bethpage Power Plant. For 1998, the Bethpage Power Plant generated approximately 474,991,000 kilowatt hours of electrical energy for sale to Grumman and LIPA and approximately $32.9 million in revenue.

     Greenleaf 1 Power Plant. The Greenleaf 1 Power Plant is a 49.5 megawatt gas-fired cogeneration facility located near Yuba City, California. We operate this facility under an operating lease with Union Bank of California, terminating in 2014 (the "Greenleaf Lease"). Electricity generated by the Greenleaf 1 Power Plant is sold to PG&E under a power sales agreement terminating in 2019 which contains payment provisions for capacity and energy. In addition, the Greenleaf 1 Power Plant sells thermal energy, in the form of hot exhaust to dry wood waste, to a thermal host which is owned and operated by us. For 1998, the Greenleaf 1 Power Plant generated approximately 326,543,000 kilowatt hours of electrical energy for sale to PG&E and approximately $17.8 million in revenue.

     Greenleaf 2 Power Plant. The Greenleaf 2 Power Plant is a 49.5 megawatt gas-fired cogeneration facility located near Yuba City, California. This facility is also operated by us under the Greenleaf Lease. Electricity generated by the Greenleaf 2 Power Plant is sold to PG&E under a power sales agreement terminating in 2019 which includes payment provisions for capacity and energy. In addition to the sale of electricity to PG&E, the Greenleaf 2 Power Plant sells thermal energy to Sunsweet Growers, Inc. pursuant to a 30-year contract. For 1998, the Greenleaf 2 Power Plant generated approximately 377,101,000 kilowatt hours of electrical energy for sale to PG&E and approximately $20.3 million in revenue.

     Stony Brook Power Plant. The Stony Brook Power Plant is a 40 megawatt gas-fired cogeneration facility located on the campus of the State University of New York at Stony Brook, New York ("SUNY"). The facility is owned by Nissequogue Cogen Partners ("NCP"). We own an indirect 50% general partner interest in NCP. Steam and electric power is sold to SUNY under an energy supply agreement expiring in 2023. Under the energy supply agreement, SUNY is required to purchase, and the Stony Brook Power Plant is required to provide, all of SUNY's electric power and steam requirements up to 36.125 megawatts of electricity and 280,000 lbs/hr of process steam. The remaining electricity is sold to LIPA under a long-term agreement. LIPA is obligated to purchase electric power generated by the facility not required by SUNY. SUNY is required to purchase a minimum of 402,000 klbs per year of steam. For 1998, the Stony Brook Power Plant generated approximately 326,584,000 kilowatt hours of electrical energy and 1,185,000 klbs of steam for sale to SUNY and LIPA and approximately $31.1 million in revenue.

     Agnews Power Plant. The Agnews Power Plant is a 29 megawatt gas-fired, combined-cycle cogeneration facility located on the East Campus of the state-owned Agnews Developmental Center in San Jose, California. We hold a 20% ownership interest in GATX Calpine-Agnews, Inc., which is the sole stockholder of O.L.S. Energy-Agnews, Inc. ("O.L.S. Energy-Agnews"). O.L.S. Energy-Agnews leases the Agnews Power Plant under a sale leaseback arrangement. Electricity generated by the Agnews Power Plant is sold to PG&E under a power sales agreement terminating in 2021 which contains payment provisions for capacity and energy. In addition, the Agnews Power Plant produces and sells electricity and approximately 7,000 lbs/hr of steam to the Agnews Developmental Center pursuant to a 30-year energy service agreement. During 1998, the Agnews Power Plant generated approximately 215,180,000 kilowatt hours of electrical energy and total revenue of $11.7 million.

     Watsonville Power Plant. The Watsonville Power Plant is a 28.5 megawatt gas-fired, combined cycle cogeneration facility located in Watsonville, California. We operate the Watsonville Power Plant under an operating lease with the Ford Motor Credit Company, terminating in 2009. Electricity generated by the Watsonville Power Plant is sold to PG&E under a power sales agreement terminating in 2009 which contains payment provisions for capacity and energy. During 1998, the Watsonville Power Plant produced and sold steam to Farmers Processing, a food processor. In addition, the Watsonville Power Plant sold process water produced from its water distillation facility to Farmer's Cold Storage, Farmer's Processing and Cascade Properties. For 1998, the Watsonville Power Plant generated approximately 206,007,000 kilowatt hours of electrical energy for sale to PG&E and approximately $11.4 million in revenue.

     West Ford Flat Power Plant. The West Ford Flat Power Plant consists of a 27 megawatt geothermal power plant and associated steam fields located in northern California. Electricity generated by the West Ford Flat Power Plant is sold to PG&E under a power sales agreement terminating in 2008 which contains payment provisions for capacity and energy. During 1998, the West Ford Flat Power Plant generated approximately 235,529,000 kilowatt hours of electrical energy for sale to PG&E and approximately $34.6 million of revenue.

     Bear Canyon Power Plant. The Bear Canyon Power Plant consists of a 20 megawatt geothermal power plant and associated steam fields located in northern California, two miles south of the West Ford Flat Power Plant. Electricity generated by the Bear Canyon Power Plant is sold to PG&E under two 10 megawatt power sales agreements terminating in 2008 which contain payment provisions for capacity and energy. During 1998, the Bear Canyon Power Plant generated approximately 176,508,000 kilowatt hours of electrical energy and approximately $20.4 million of revenue.

     Aidlin Power Plant. The Aidlin Power Plant consists of a 20 megawatt geothermal power plant and associated steam fields located in northern California. We hold an indirect 5% ownership interest in the Aidlin Power Plant. Electricity generated by the Aidlin Power Plant is sold to PG&E under two 10 megawatt power sales agreements terminating in 2009 which contain payment provisions for capacity and energy. During 1998, the Aidlin Power Plant generated approximately 170,046,000 kilowatt hours of electrical energy and revenue of $24.4 million.

PROJECT DEVELOPMENT AND ACQUISITIONS

     We are actively engaged in the development and acquisition of power generation projects. We have historically focused principally on the development and acquisition of interests in gas-fired and geothermal power projects, although we also consider projects that utilize other power generation technologies. We have significant expertise in a variety of power generation technologies and have substantial capabilities in each aspect of the development and acquisition process, including design, engineering, procurement, construction management, fuel and resource acquisition and management, financing and operations.

ACQUISITIONS

     We will consider the acquisition of an interest in operating projects as well as projects under development where we would assume responsibility for completing the development of the project. In the acquisition of power generation facilities, we generally seek to acquire an ownership interest in facilities that offer us attractive opportunities for revenue and earnings growth, and that permit us to assume sole responsibility for the operation and maintenance of the facility. In evaluating and selecting a project for acquisition, we consider a variety of factors, including the type of power generation technology utilized, the location of the project, the terms of any existing power or thermal energy sales agreements, gas supply and transportation agreements and wheeling agreements, the quantity and quality of any geothermal or other natural resource involved, and the actual condition of the physical plant. In addition, we assess the past performance of an operating project and prepare financial projections to determine the profitability of the project. We generally seek to obtain a significant equity interest in a project and to obtain the operation and maintenance contract for that project. See
"-- Strategy" and "Risk Factors -- Our power project development and acquisition activities may not be successful."

     We have grown substantially in recent years as a result of acquisitions of interests in power generation facilities and steam fields. We believe that although the domestic power industry is undergoing consolidation and that significant acquisition opportunities are available, we are likely to confront significant competition for acquisition opportunities. In addition, there can be no assurance that we will continue to identify attractive acquisition opportunities at favorable prices or, to the extent that any opportunities are identified, that we will be able to consummate such acquisitions.

     Pending Acquisitions

     Sonoma County Power Plants. On January 26, 1999, we announced that we had entered into definitive agreements to acquire 12 geothermal facilities from PG&E in Sonoma County, California (the "Sonoma County Power Plants"), having a combined capacity of 544 megawatts, for an aggregate investment of $139.0 million. As a result of the purchase of steam fields from Unocal Corporation on March 19, 1999, we currently own all of the steam fields supplying the Sonoma County Power Plants. We expect to complete the acquisition of the Sonoma County Power Plants upon receipt of approval by the California Public Utilities Commission ("CPUC") and FERC, currently anticipated to occur in April 1999. There can be no assurance that such approvals will be obtained or that we will successfully complete this acquisition. Upon acquiring these plants, we intend to sell their output into the competitive markets.

     Lake County Power Plants. On December 1, 1998, we announced that we had exercised our right of first refusal to acquire two geothermal facilities from PG&E in Lake County, California (the "Lake County Power Plants"), having a combined capacity of 150 megawatts, for $75.3 million. We currently own the steam field operations currently supplying the Lake County Power Plants. We expect to complete this acquisition upon receipt of the approval by the CPUC and FERC, currently anticipated to occur in April 1999. There can be no assurance that such approvals will be obtained or that we will successfully consummate this acquisition. Upon acquiring these plants, we intend to sell their output into the competitive markets.

     We anticipate that these acquisitions will enable us to consolidate our operations in The Geysers into a single ownership structure and to integrate the power plant and steam field operations, allowing us to optimize the efficiency and performance of the facilities. We believe that these acquisitions will provide us with significant synergies that leverage our expertise in geothermal power generation and position us to benefit from the demand for "green" energy in the competitive market.

PROJECT DEVELOPMENT

     The development of power generation projects involves numerous elements, including evaluating and selecting development opportunities, designing and engineering the project, obtaining power sales agreements, acquiring necessary land rights, permits and fuel resources, obtaining financing and managing construction. We intend to focus primarily on development opportunities where we are able to capitalize on our expertise in implementing an innovative and fully integrated approach to project development in which we control the entire development process. Utilizing this approach, we believe that we are able to enhance the value of our projects throughout each stage of development in an effort to maximize our return on investment.

     We are pursuing the development of highly efficient, low-cost power plants that seek to take advantage of inefficiencies in the electricity market. We intend to sell all or a portion of the power generated by such plants into the competitive market through a portfolio of short-, medium-and long-term power sales agreements. We expect that these projects will represent a prototype for our future plant developments. See "-- Strategy" and "Risk Factors -- Our power project development and acquisition activities may not be successful."

     The development of power generation facilities is subject to substantial risks. In connection with the development of a power generation facility, we must generally obtain power sales agreements, governmental permits and approvals, fuel supply and transportation agreements, sufficient equity capital and debt financing, electrical transmission agreements, site agreements and construction contracts, and there can be no assurance that we will be successful in doing so. In addition, project development is subject to certain environmental, engineering and construction risks relating to cost-overruns, delays and performance. Although we may attempt to minimize the financial risks in the development of a project by securing a favorable long-term power sales agreement, entering into power marketing transactions, and obtaining all required governmental permits and approvals, the development of a power project may require us to expend significant sums for preliminary engineering, permitting and legal and other expenses before it can be determined whether a project is feasible, economically attractive or financeable. If we were unable to complete the development of a facility, we would generally not be able to recover our investment in such a facility. The process for obtaining initial environmental, siting and other governmental permits and approvals is complicated and lengthy, often taking more than one year, and is subject to significant uncertainties. As a result of competition, it may be difficult to obtain a power sales agreement for a proposed project, and the prices offered in new power sales agreements for both electric capacity and energy may be less than the prices in prior agreements. We cannot assure that we will be successful in the development of power generation facilities in the future.

     Projects Under Construction

     Westbrook Power Plant. In February 1999, we acquired from Genesis Power Corporation ("Genesis"), a New England based power developer, the development rights to a 540 megawatt gas-fired combined-cycle power plant to be located in Westbrook, Maine (the "Westbrook Power Plant"). It is estimated that the development of the Westbrook Power Plant will cost approximately $300.0 million. Construction commenced in February 1999 and commercial operation is scheduled for early 2001. Upon completion, the Westbrook Power Plant will be operated by our company. It is anticipated that the output generated by the Westbrook Power Plant will be sold into the New England power market and to wholesale and retail customers in the northeastern United States.

     Pasadena Expansion. We are currently expanding the Pasadena Power Plant by an additional 510 megawatts. Construction began in November 1998 and commercial operation is expected to begin in June 2000. The electricity output from this expansion will be sold into the competitive market through our power sales activities.

     Tiverton Power Plant. In September 1998, we invested $40.0 million of equity in the development of a 265 megawatt gas-fired power plant to be located in Tiverton, Rhode Island (the "Tiverton Power Plant"). The Tiverton Power Plant is being developed by Energy Management Inc. ("EMI"). It is estimated that the development of the Tiverton Power Plant will cost approximately $172.5 million. For our investment in the Tiverton Power Plant, we will earn 62.8% of the Tiverton Power Plant project cash flow until a specified pre-tax return is reached, whereupon our company and EMI will share projected cash flows equally through the remaining life of the project. Construction commenced in late 1998 and commercial operation is currently scheduled for 2000. Upon completion, the Tiverton Power Plant will be operated by EMI and will sell its output in the New England power market and to wholesale and retail customers in the northeastern United States.

     Rumford Power Plant. In November 1998, we invested $40.0 million of equity in the development of a 265 megawatt gas-fired power plant to be located in Rumford, Maine (the "Rumford Power Plant"). The Rumford Power Plant is being developed by EMI. It is estimated that the development of the Rumford Power Plant will cost approximately $160.0 million. For our investment in the Rumford Power Plant, we will earn 66.7% of the Rumford Power Plant project cash flow until a specified pre-tax return is reached, whereupon our company and EMI will share projected cash flows equally through the remaining life of the project. Construction commenced in late 1998 and commercial operation is currently scheduled for 2000. Upon completion, the Rumford Power Plant will be operated by EMI and will sell its output in the New England power market and to wholesale and retail customers in the northeastern United States.

     Dighton Power Plant. In October 1997, we invested $16.0 million in the development of a 169 megawatt gas-fired combined-cycle power plant to be located in Dighton, Massachusetts (the "Dighton Power Plant"). This investment, which is structured as subordinated debt, will provide us with a preferred payment stream at a rate of 12.07% per annum for a period of twenty years from the commercial operation date. It is estimated that the development of the Dighton Power Plant will cost approximately $120.0 million. The Dighton Power Plant is being developed by EMI. Construction commenced in the fourth quarter of 1997 and commercial operation is scheduled to begin in May 1999. Upon completion, the Dighton Power Plant will be operated by EMI and will sell its output into the New England power market and to wholesale and retail customers in the northeastern United States.

     Clear Lake Expansion. We are currently expanding the Clear Lake Plant by 35 megawatts through certain capital improvements. Improvements began in late 1998 and commercial operation is expected to begin in June 1999. The electricity output from this expansion will be sold into the competitive market through our power sales activities.

     Announced Development Projects

     Delta Energy Center. On February 3, 1999, we, together with Bechtel Enterprises, announced plans to develop an 880 megawatt gas-fired cogeneration project in Pittsburg, California (the "Delta Energy Center"). The Delta Energy Center will provide steam and electricity to the nearby Dow Chemical Company facility and market the excess electricity into the California power market. We anticipate that construction will commence in early 2000 and that operation of the facility will commence in 2002. We are currently pursuing regulatory agency permits for this project. On February 3, 1999, our company and Bechtel announced that the Delta Energy Center has met the California Energy Commission's Data Adequacy requirements in its Application for Certification.

     Magic Valley Power Plant. On May 26, 1998, we announced that we had signed a 20-year power sales agreement to provide electricity to the Magic Valley Electric Cooperative, Inc. of Mercedes, Texas beginning in 2001. The power will be supplied by our Magic Valley Generating Station, a 700 megawatt natural gas-fired power plant under development in Edinburg, Texas. Magic Valley, a 51,000 member non-profit electric cooperative, initially will purchase from 250 to 400 megawatts of capacity, with an option to purchase additional capacity. We are marketing additional capacity to other wholesale customers, initially targeting south Texas. Permitting for the Magic Valley plant is underway, with construction expected to begin in late 1999.

     Metcalf Energy Center. On February 24, 1999, we, together with Bechtel Enterprises, announced plans to develop a 600 megawatt gas-fired cogeneration project in San Jose, California (the "Metcalf Energy Center"). We expect the California Energy Commission review, licensing and public hearing process will be completed by mid-2000. We anticipate that construction will commence following this approval and that commercial operation of the facility will commence in mid-2002. Electricity generated by the Metcalf Energy Center will be sold into the California power market.

     South Point Power Plant. In May 1998, we announced that we had entered into a long-term lease agreement with the Fort Mojave Indian Tribe to develop a 500 megawatt gas-fired power plant (the "South Point Power Plant") on the tribe's reservation in Mojave County, Arizona. The electricity generated will be sold to the Arizona, Nevada and California power markets. We anticipate that the South Point Power Plant will commence operation in 2000.

     Sutter Power Plant. In February 1997, we announced plans to develop a 500 megawatt gas-fired combined cycle project in Sutter County, in northern California (the "Sutter Power Plant"). The Sutter Power Plant would be northern California's first newly constructed power plant. The Sutter Power Plant is expected to provide electricity to the deregulated California power market commencing in the year 2000. We are currently pursuing regulatory agency permits for this project. On January 21, 1998, we announced that the Sutter Power Plant has met the California Energy Commission's Data Adequacy requirements in its Application for Certification.

GAS FIELDS

     Montis Niger. On January 31, 1997, we purchased Montis Niger, Inc., a gas production and pipeline company operating primarily in the Sacramento Basin in northern California. On July 25, 1997, Montis Niger, Inc. was renamed Calpine Gas Company. As of January 1, 1998, Calpine Gas Company had approximately 8.1 billion cubic feet of proven natural gas reserves and approximately 13,837 gross acres and 13,738 net acres under lease in the Sacramento Basin. In addition, Calpine Gas Company owns and operates an 80-mile pipeline delivering gas to the Greenleaf 1 and 2 Power Plants which had been either produced by Calpine Gas Company or purchased from third parties. Calpine Gas Company currently supplies approximately 79% of the fuel requirements for the Greenleaf 1 and 2 Power Plants.

     Sheridan. On January 27, 1999, we announced that we had acquired a 20% interest in 82 billion cubic feet of proven natural gas reserves located in the Sacramento Basin in northern California. Sheridan Energy, Inc. ("Sheridan") owns the remaining 80% interest in these reserves. In addition, we signed a 10-year agreement with Sheridan under which we will purchase all of Sheridan's Sacramento Basin production, which currently approximates 20,000 mmbtu per day.

GOVERNMENT REGULATION

     We are subject to complex and stringent energy, environmental and other governmental laws and regulations at the federal, state and local levels in connection with the development, ownership and operation of its energy generation facilities. Federal laws and regulations govern transactions by electrical and gas utility companies, the types of fuel which may be utilized by an electric generating plant, the type of energy which may be produced by such a plant and the ownership of a plant. State utility regulatory commissions must approve the rates and, in some instances, other terms and conditions under which public utilities purchase electric power from independent producers and sell retail electric power. Under certain circumstances where specific exemptions are otherwise unavailable, state utility regulatory commissions may have broad jurisdiction over non-utility electric power plants. Energy producing projects also are subject to federal, state and local laws and administrative regulations which govern the emissions and other substances produced, discharged or disposed of by a plant and the geographical location, zoning, land use and operation of a plant. Applicable federal environmental laws typically have both state and local enforcement and implementation provisions. These environmental laws and regulations generally require that a wide variety of permits and other approvals be obtained before the commencement of construction or operation of an energy-producing facility and that the facility then operate in compliance with such permits and approvals.

FEDERAL ENERGY REGULATION

     PURPA

     The enactment of the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA") and the adoption of regulations thereunder by FERC provided incentives for the development of cogeneration facilities and small power production facilities (those utilizing renewable fuels and having a capacity of less than 80 megawatts).

     A domestic electricity generating project must be a QF under FERC regulations in order to take advantage of certain rate and regulatory incentives provided by PURPA. PURPA exempts owners of QFs from the Public Utility Holding Company Act of 1935, as amended ("PUHCA"), and exempts QFs from most provisions of the Federal Power Act (the "FPA") and, except under certain limited circumstances, state laws concerning rate or financial regulation. These exemptions are important to us and our competitors. We believe that each of the electricity generating projects in which we own an interest and which operates as a QF power producer currently meets the requirements under PURPA necessary for QF status.

     PURPA provides two primary benefits to QFs. First, QFs generally are relieved of compliance with extensive federal, state and local regulations that control the financial structure of an electric generating plant and the prices and terms on which electricity may be sold by the plant. Second, the FERC's regulations promulgated under PURPA require that electric utilities purchase electricity generated by QFs at a price based on the purchasing utility's "avoided cost," and that the utility sell back-up power to the QF on a non-discriminatory basis. The term "avoided cost" is defined as the incremental cost to an electric utility of electric energy or capacity, or both, which, but for the purchase from QFs, such utility would generate for itself or purchase from another source. The FERC regulations also permit QFs and utilities to negotiate agreements for utility purchases of power at rates lower than the utility's avoided costs. While public utilities are not explicitly required by PURPA to enter into long-term power sales agreements, PURPA helped to create a regulatory environment in which it has been common for long-term agreements to be negotiated.

     In order to be a QF, a cogeneration facility must produce not only electricity, but also useful thermal energy for use in an industrial or commercial process for heating or cooling applications in certain proportions to the facility's total energy output and must meet certain energy efficiency standards. A geothermal facility may qualify as a QF if it produces less than 80 megawatts of electricity. Finally, a QF (including a geothermal or hydroelectric QF or other qualifying small power producer) must not be controlled or more than 50% owned by an electric utility or by most electric utility holding companies, or a subsidiary of such a utility or holding company or any combination thereof.

     We endeavor to develop our projects, monitor compliance by the projects with applicable regulations and choose our customers in a manner which minimizes the risks of any project losing its QF status. Certain factors necessary to maintain QF status are, however, subject to the risk of events outside our control. For example, loss of a thermal energy customer or failure of a thermal energy customer to take required amounts of thermal energy from a cogeneration facility that is a QF could cause the facility to fail requirements regarding the level of useful thermal energy output. Upon the occurrence of such an event, we would seek to replace the thermal energy customer or find another use for the thermal energy which meets PURPA's requirements, but no assurance can be given that this would be possible.

     If one of the facilities in which we have an interest should lose its status as a QF, the project would no longer be entitled to the exemptions from PUHCA and the FPA. This could also trigger certain rights of termination under the facility's power sales agreement, could subject the facility to rate regulation as a public utility under the FPA and state law and could result in us inadvertently becoming a public utility holding company by owning more than 10% of the voting securities of, or controlling, a facility that would no longer be exempt from PUHCA. This could cause all of our remaining projects to lose their qualifying status, because QFs may not be controlled or more than 50% owned by such public utility holding companies. Loss of QF status may also trigger defaults under covenants to maintain QF status in the projects' power sales agreements, steam sales agreements and financing agreements and result in termination, penalties or acceleration of indebtedness under such agreements such that loss of status may be on a retroactive or a prospective basis.

     Under the Energy Policy Act of 1992, if a facility can be qualified as an exempt wholesale generator ("EWG"), it will be exempt from PUHCA even if it does not qualify as a QF. Therefore, another response to the loss or potential loss of QF status would be to apply to have the project qualified as an EWG. However, assuming this changed status would be permissible under the terms of the applicable power sales agreement, rate approval from FERC would be required. In addition, the facility would be required to cease selling electricity to any retail customers (such as the thermal energy customer) to retain its EWG status and could become subject to state regulation of sales of thermal energy. See
"-- Public Utility Holding Company Regulation."

     Currently, Congress is considering proposed legislation that would amend PURPA by eliminating the requirement that utilities purchase electricity from QFs at avoided costs. We do not know whether such legislation will be passed or what form it may take. We believe that if any such legislation is passed, it would apply only to new projects. As a result, although such legislation may adversely affect our ability to develop new projects, we believe it would not affect our existing QFs. There can be no assurance, however, that any legislation passed would not adversely impact our existing projects.

     Public Utility Holding Company Regulation

     Under PUHCA, any corporation, partnership or other legal entity which owns or controls 10% or more of the outstanding voting securities of a "public utility company" or a company which is a "holding company" for a public utility company is subject to registration with the SEC and regulation under PUHCA, unless eligible for an exemption. A holding company of a public utility company that is subject to registration is required by PUHCA to limit its utility operations to a single integrated utility system and to divest any other operations not functionally related to the operation of that utility system. Approval by the SEC is required for nearly all important financial and business dealings of a registered holding company. Under PURPA, most QFs are not public utility companies under PUHCA.

     The Energy Policy Act of 1992, among other things, amends PUHCA to allow EWGs, under certain circumstances, to own and operate non-QF electric generating facilities without subjecting those producers to registration or regulation under PUHCA. The effect of such amendments has been to enhance the development of non-QFs which do not have to meet the fuel, production and ownership requirements of PURPA. We believe that these amendments benefit us by expanding our ability to own and operate facilities that do not qualify for QF status. However, they have also resulted in increased competition by allowing utilities to develop such facilities which are not subject to the constraints of PUHCA.

     Federal Natural Gas Transportation Regulation

     We have an ownership interest in 18 gas-fired cogeneration projects. The cost of natural gas is ordinarily the largest expense (other than debt service costs) of a gas-fired project and is critical to the project's economics. The risks associated with using natural gas can include the need to arrange transportation of the gas from great distances, including obtaining removal, export and import authority if the gas is transported from Canada; the possibility of interruption of the gas supply or transportation (depending on the quality of the gas reserves purchased or dedicated to the project, the financial and operating strength of the gas supplier, whether firm or non-firm transportation is purchased and the operating of the gas pipeline); and obligations to take a minimum quantity of gas and pay for it (i.e., take-and-pay obligations).

     Pursuant to the Natural Gas Act, FERC has jurisdiction over the transportation and storage of natural gas in interstate commerce. With respect to most transactions that do not involve the construction of pipeline facilities, regulatory authorization can be obtained on a self-implementing basis. However, pipeline rates and terms and conditions for such services are subject to continuing FERC oversight.

STATE REGULATION

     State public utility commissions ("PUCs") have historically had broad authority to regulate both the rates charged by, and the financial activities of, electric utilities operating in their states and to promulgate regulation for implementation of PURPA. Since a power sales agreement becomes a part of a utility's cost structure (generally reflected in its retail rates), power sales agreements with independent electricity producers, such as EWGs, are potentially under the regulatory purview of PUCs and in particular the process by which the utility has entered into the power sales agreements. If a PUC has approved the process by which a utility secures its power supply, a PUC is generally inclined to "pass through" the expense associated with power purchase agreement with an independent power producer to the utility's retail customer. However, a regulatory commission under certain circumstances may disallow the full reimbursement to a utility for the cost to purchase power from a QF or an EWG. In addition, retail sales of electricity or thermal energy by an independent power producer may be subject to PUC regulation depending on state law. Independent power producers which are not QFs under PURPA, or EWGs pursuant to the Energy Policy Act of 1992, are considered to be public utilities in many states and are subject to broad regulation by a PUC, ranging from requirement of certificate of public convenience and necessity to regulation of organizational, accounting, financial and other corporate matters. States may assert jurisdiction over the siting and construction of electric generating facilities including QFs and EWGs and, with the exception of QFs, over the issuance of securities and the sale or other transfer of assets by these facilities.

     In the State of California, restructuring legislation was enacted in September 1996 and was implemented in 1998. This legislation established an Independent Systems Operator ("ISO") responsible for centralized control and efficient and reliable operation of the state-wide electric transmission grid, and a Power Exchange responsible for an efficient competitive electric energy auction open on a non-discriminatory basis to all electric services providers. Other provisions include the quantification and qualification of utility stranded costs to be eligible for recovery through competitive transition charges ("CTC"), market power mitigation through utility divestiture of fossil generation plants, the unbundling and establishment of rate structure for historical utility functions, the continuation of public purpose programs and issues related to issuance of rate reduction bonds.

     The California Energy Commission ("CEC") and Legislature have responsibility for development of a competitive market mechanism for allocation and distribution of funds made available by the legislation for enhancement of in-state renewable resource technologies and public interest research and development programs. Funds are to be available through the four-year transition period to a fully competitive electric services industry.

     In addition to the significant opportunity provided for power producers such as us through implementation of customer choice (direct access), the California restructuring legislation both recognizes the sanctity of existing contracts (including QF power sales contracts), provides for mitigation of utility horizontal market power through divestiture of fossil generation by California public utilities and provides funds for continuation of public services programs including fuel diversity through enhancement for in-state renewable technologies (includes geothermal) for the four-year transition period to a fully competitive electric services industry.

     Other states in which we conduct operations either have implemented or are actively considering similar restructuring legislation.

     State PUCs also have jurisdiction over the transportation of natural gas by local distribution companies ("LDCs"). Each state's regulatory laws are somewhat different; however, all generally require the LDC to obtain approval from the PUC for the construction of facilities and transportation services if the LDC's generally applicable tariffs do not cover the proposed transaction. LDC rates are usually subject to continuing PUC oversight.

REGULATION OF CANADIAN GAS

     The Canadian natural gas industry is subject to extensive regulation by governmental authorities. At the federal level, a party exporting gas from Canada must obtain an export license from the Canadian National Energy Board ("NEB"). The NEB also regulates Canadian pipeline transportation rates and the construction of pipeline facilities. Gas producers also must obtain a removal permit or license from provincial authorities before natural gas may be removed from the province, and provincial authorities may regulate intra-provincial pipeline and gathering systems. In addition, a party importing natural gas into the United States first must obtain an import authorization from the U.S. Department of Energy.

ENVIRONMENTAL REGULATIONS

     The exploration for and development of geothermal resources and the construction and operation of power projects are subject to extensive federal, state and local laws and regulations adopted for the protection of the environment and to regulate land use. The laws and regulations applicable to us primarily involve the discharge of emissions into the water and air and the use of water, but can also include wetlands preservation, endangered species, waste disposal and noise regulations. These laws and regulations in many cases require a lengthy and complex process of obtaining licenses, permits and approvals from federal, state and local agencies.

     Noncompliance with environmental laws and regulations can result in the imposition of civil or criminal fines or penalties. In some instances, environmental laws also may impose clean-up or other remedial obligations in the event of a release of pollutants or contaminants into the environment. The following federal laws are among the more significant environmental laws as they apply to us. In most cases, analogous state laws also exist that may impose similar, and in some cases more stringent, requirements on us as those discussed below.

     Clean Air Act

     The Federal Clean Air Act of 1970 (the "Clean Air Act") provides for the regulation, largely through state implementation of federal requirements, of emissions of air pollutants from certain facilities and operations. As originally enacted, the Clean Air Act sets guidelines for emissions standards for major pollutants (i.e., sulfur dioxide and nitrogen oxide) from newly built sources. In late 1990, Congress passed the Clean Air Act Amendments (the "1990 Amendments"). The 1990 Amendments attempt to reduce emissions from existing sources, particularly previously exempted older power plants. We believe that all of our operating plants are in compliance with federal performance standards mandated for such plants under the Clean Air Act and the 1990 Amendments. With respect to its Aidlin geothermal plant and one of its steam field pipelines, our operations have, in certain instances, necessitated variances under applicable California air pollution control laws. However, we believe that we are in material compliance with such laws with respect to such facilities.

     Clean Water Act

     The Federal Clean Water Act (the "Clean Water Act") establishes rules regulating the discharge of pollutants into waters of the United States. We are required to obtain a wastewater and storm water discharge permit for wastewater and runoff, respectively, from certain of our facilities. We believe that, with respect to our geothermal operations, we are exempt from newly promulgated federal storm water requirements. We believe that we are in material compliance with applicable discharge requirements under the Clean Water Act.

     Resource Conservation and Recovery Act

     The Resource Conservation and Recovery Act ("RCRA") regulates the generation, treatment, storage, handling, transportation and disposal of solid and hazardous waste. We believe that we are exempt from solid waste requirements under RCRA. However, particularly with respect to its solid waste disposal practices at the power generation facilities and steam fields located at The Geysers, we are subject to certain solid waste requirements under applicable California laws. We believe that our operations are in material compliance with such laws.

     Comprehensive Environmental Response, Compensation, and Liability Act

     The Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA" or "Superfund"), requires cleanup of sites from which there has been a release or threatened release of hazardous substances and authorizes the United States Environmental Protection Agency ("EPA") to take any necessary response action at Superfund sites, including ordering potentially responsible parties ("PRPs") liable for the release to take or pay for such actions. PRPs are broadly defined under CERCLA to include past and present owners and operators of, as well as generators of wastes sent to, a site. As of the present time, we are not subject to liability for any Superfund matters.

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

However, we generate certain wastes, including hazardous wastes, and sends certain of our wastes to third-party waste disposal sites. As a result, there can be no assurance that we will not incur liability under CERCLA in the future.

COMPETITION

     The power generation industry is characterized by intense competition, and we encounter competition from utilities, industrial companies and other independent power producers. In recent years, there has been increasing competition in an effort to obtain power sales agreements, and this competition has contributed to a reduction in electricity prices. In addition, many states are implementing or considering regulatory initiatives designed to increase competition in the domestic power industry. In California, the CPUC issued decisions which provide for direct access for all customers as of April 1, 1998. Regulatory initiatives are also being considered in other states, including Texas, New York and states in New England. See "Business -- Government Regulation -- State Regulation." This competition has put pressure on electric utilities to lower their costs, including the cost of purchased electricity, and increasing competition in the supply of electricity in the future will increase this pressure.

EMPLOYEES

     As of December 31, 1998, we employed 458 people. None of our employees are covered by collective bargaining agreements, and we have never experienced a work stoppage, strike or labor dispute. We consider relations with our employees to be good.

PROPERTIES

     Our principal executive office is located in San Jose, California, under a lease that expires in June 2001.

     We have leasehold interests in 109 leases comprising 27,263 acres of federal, state and private geothermal resource lands in The Geysers area in northern California. These leases comprise our West Ford Flat Power Plant, Bear Canyon Power Plant and certain steam fields. In the Glass Mountain and Medicine Lake areas in northern California, we hold leasehold interests in 18 leases comprising approximately 25,028 acres of federal geothermal resource lands.

     In general, under the leases, we have the exclusive right to drill for, produce and sell geothermal resources from these properties and the right to use the surface for all related purposes. Each lease requires the payment of annual rent until commercial quantities of geothermal resources are established. After such time, the leases require the payment of minimum advance royalties or other payments until production commences, at which time production royalties are payable. Such royalties and other payments are payable to landowners, state and federal agencies and others, and vary widely as to the particular lease. The leases are generally for initial terms varying from 10 to 20 years or for so long as geothermal resources are produced and sold. Certain of the leases contain drilling or other exploratory work requirements. In certain cases, if a requirement is not fulfilled, the lease may be terminated and in other cases additional payments may be required. We believe that our leases are valid and that we have complied with all the requirements and conditions material to the continued effectiveness of the leases. A number of our leases for undeveloped properties may expire in any given year. Before leases expire, we perform geological evaluations in an effort to determine the resource potential of the underlying properties. We cannot assure that we will decide to renew any expiring leases.

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

     We own 77 acres in Sutter County, California, on which the Greenleaf 1 Power Plant is located.

     We own Calpine Gas Company, which leases property covering approximately 13,837 gross acres and 13,738 net acres.

     See "-- Description of Facilities" for a description of the other material leased or owned properties in which we have an interest. We believe that our properties are adequate for our current operations.

LEGAL PROCEEDINGS

     On September 30, 1997, a lawsuit was filed by Indeck North American Power Fund ("Indeck") in the Circuit Court of Cook County, Illinois against Norweb plc. and certain other parties, including us. Some of Indeck's claims relate to Calpine Gordonsville, Inc.'s acquisition of a 50% interest in Gordonsville Energy from Northern Hydro Limited and Calpine Auburndale, Inc.'s acquisition of a 50% interest in Auburndale Power Plant Partners Limited Partnership from Norweb Power Services (No. 1) Limited. Indeck is claiming that Calpine Gordonsville, Inc., Calpine Auburndale, Inc. and Calpine Corporation tortiously interfered with Indeck's contractual rights to purchase such interests and conspired with other parties to do so. Indeck is seeking $25.0 million in compensatory damages, $25.0 million in punitive damages, and the recovery of attorneys' fees and costs. In July 1998, the court granted motions to dismiss, without prejudice, the claims against Calpine Gordonsville, Inc. and Calpine Auburndale, Inc. In August 1998, Indeck filed an amended complaint and the defendants filed motions to dismiss. We expect a hearing on the motions to be held in the near future. We are unable to predict the outcome of these proceedings but we do not believe that these proceedings will have a materially adverse effect on our financial results.

     There is currently a dispute between Texas-New Mexico Power Company ("TNP") and Clear Lake Cogeneration ("CLC"), which owns the Clear Lake Power Plant, regarding certain costs and other amounts that TNP has withheld from payments due under the power sales agreement from August 1997 until October 1998. TNP has withheld approximately $450,000 per month related to transmission charges. In October 1997, CLC filed a petition for declaratory order with the Texas Public Utilities Commission ("Texas PUC") requesting a declaration that TNP's withholding is in error, which petition is currently pending. Also, as of September 30, 1998, TNP has withheld approximately $7.7 million of standby power charges. CLC filed an action in Texas courts on October 2, 1997, alleging TNP's breach of the power sales agreement and is seeking refund of the standby charges. In October 1998, TNP and CLC reached an agreement in principle to settle all outstanding disputes. The parties have finalized the settlement documentation. This documentation will be submitted to the Texas PUC for approval. Both the Texas PUC action and the court action have been put on hold pending completion of the settlement and we do not believe that these proceedings will have a materially adverse effect on our financial results.

     An action was filed against Lockport Energy Associates ("LERA") and the New York Public Service Commission ("NYPSC") in August 1997 by New York State Electricity and Gas Company ("NYSEG") in the Federal District Court for the Northern District of New York. NYSEG has requested the Court to direct NYPSC and the Federal Energy Regulatory Commission (the "FERC") to modify contract rates to be paid to the Lockport Power Plant. In October 1997, NYPSC filed a cross-claim alleging that the FERC violated PURPA and the Federal Power Act by failing to reform the NYSEG

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

contract that was previously approved by the NYPSC. Although we are unable to predict the outcome of this case, in any event, we retain the right to require The Brooklyn Union Gas Company to purchase our interest in the Lockport Power Plant for $18.9 million, less equity distributions received by us, at any time before December 19, 2001.

     We and our affiliates are involved in various other claims and legal actions arising out of the normal course of business. We do not expect that the outcome of these proceedings will have a material adverse effect on our financial position or results of operations, although we cannot assure you in this regard.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information with respect to our directors and executive officers.

                NAME                  AGE                 POSITION
                ----                  ---                 --------
Peter Cartwright....................  69    Chairman of the Board, President,
                                            Chief Executive Officer and Director
Ann B. Curtis.......................  48    Executive Vice President, Chief
                                              Financial Officer, Corporate
                                              Secretary and Director
Jeffrey E. Garten...................  52    Director
Susan C. Schwab.....................  43    Director
George J. Stathakis.................  68    Director
John O. Wilson......................  60    Director
V. Orville Wright...................  78    Director
Lynn A. Kerby.......................  60    Executive Vice President-Operations
Robert D. Kelly.....................  41    Senior Vice President-Finance

     Set forth below is certain information with respect to each director and executive officer.

     Peter Cartwright founded our company in 1984 and has served as a Director and as our President and Chief Executive Officer since inception. Mr. Cartwright became Chairman of our board of directors in September 1996. From 1979 to 1984, Mr. Cartwright was Vice President and General Manager of the Western Regional Office of Gibbs & Hill, Inc. ("Gibbs & Hill"), an architect-engineering firm that specialized in power engineering projects. From 1960 to 1979, Mr. Cartwright worked for General Electric's Nuclear Energy Division. His responsibilities included plant construction, project management and new business development. He served on the board of directors of nuclear fuel manufacturing companies in Germany, Italy and Japan. Mr. Cartwright was responsible for General Electric's technology development and licensing programs in Europe and Japan. Mr. Cartwright obtained a Master of Science Degree in Civil Engineering from Columbia University in 1953 and a Bachelor of Science Degree in Geological Engineering from Princeton University in 1952.

     Ann B. Curtis has served as Executive Vice President of our company since August 1998, and before that was our Senior Vice President since September 1992, and has been employed by us since our inception in 1984. Ms. Curtis became a Director of our company in September 1996. She is responsible for our financial and administrative functions, including the functions of general counsel, corporate and project finance, accounting, human resources, public relations and investor relations. Ms. Curtis also serves as our Chief Financial Officer and Corporate Secretary. From our inception in 1984 through 1992, she served as our Vice President for Management and Financial Services. Prior to joining our company, Ms. Curtis was Manager of Administration for the Western Regional Office of Gibbs & Hill.

     Jeffrey E. Garten became a Director of our company in January 1997. Mr. Garten has served as Dean of the Yale School of Management and William S. Beinecke Professor in the Practice of International Trade and Finance since November 1995. Mr. Garten served as Undersecretary of Commerce of International Trade in the United States Department of

Commerce from November 1993 to October 1995. From October 1990 to October 1992, Mr. Garten was a managing director of The Blackstone Group, an investment banking firm. Prior thereto, Mr. Garten founded and managed The Eliot Group, a small investment bank, from November 1987 to October 1990, and served as managing director of Lehman Brothers from January 1979 to November 1987.

     Susan C. Schwab became a Director of our company in January 1997. Dr. Schwab has served as Dean of the School of Public Affairs at the University of Maryland since August 1995. Dr. Schwab served as Director, Corporate Business Development at Motorola, Inc. from July 1993 to August 1995. She also served as Assistant Secretary of Commerce for the U.S. and Foreign Commercial Service from March 1989 to May 1993.

     George J. Stathakis became a Director of our company in September 1996 and has served as a Senior Advisor to us since December 1994. Mr. Stathakis has been providing financial, business and management advisory services to numerous corporations since 1985. He also served as Chairman of the Board and Chief Executive Officer of Ramtron International Corporation, an advanced technology semiconductor company, from 1990 to 1994. From 1986 to 1989, he served as Chairman of the Board and Chief Executive Officer of International Capital Corporation, a subsidiary of American Express. Prior to 1986, Mr. Stathakis served thirty-two years with General Electric Corporation in various management and executive positions. During his service with General Electric Corporation, Mr. Stathakis founded the General Electric Trading Company and was appointed its first President and Chief Executive.

     John O. Wilson became a Director of our company in January 1997. Mr. Wilson has served as a Senior Research Fellow at the Berkeley Roundtable on the International Economy and as Executive Vice President and Chief Economist of SDR Capital Management, Inc. since January 1999. Mr. Wilson served as Executive Vice President and Chief Economist at Bank of America from August 1984 to January 1999. He joined Bank of America in June 1975 as Director of Economics-Policy Research. He served as a faculty member at the University of California at Berkeley from September 1979 to June 1991, at the University of Connecticut from September 1974 to June 1975, and at Yale University from January 1967 to September 1970. Mr. Wilson also served as Director of Regulatory Analysis of the U.S. Atomic Energy Commission from April 1972 to October 1972, as Director of Welfare Reform of the Department of Health, Education and Welfare from April 1971 to April 1972, and as Assistant Director of the U.S. Office of Economic Opportunity from August 1969 to April 1971.

     V. Orville Wright became a Director of our company in January 1997. Mr. Wright served in various positions with MCI Communications Corp., including Vice Chairman and Co-Chief Executive Officer from 1988 to 1991, Vice Chairman and Chief Executive Officer from 1985 to 1987, and President and Chief Operating Officer from 1975 to 1985. Prior to 1975, Mr. Wright served in senior positions at Xerox Corp. from 1973 to 1975, at Amdahl Corporation from 1971 to 1973, at RCA from 1969 to 1971, and at IBM from 1949 to 1969.

     Lynn A. Kerby joined our company in January 1991 and served as Vice President of Operations through January 1993, at which time he became our Senior Vice President-Operations. Mr. Kerby became our Executive Vice President-Operations in August 1998. Prior to joining us, Mr. Kerby served as Senior Vice President-Operations of Guy F. Atkinson Company ("Guy F. Atkinson"), an engineering and construction company, from 1989 to 1990, and served in various other positions within Guy F. Atkinson since 1961. Mr. Kerby served on our company's board of directors from 1984 to 1988 as a Guy F.

Atkinson representative. He obtained a Bachelor of Science Degree in Civil Engineering and Business from the University of Idaho in 1961. Mr. Kerby holds a Class A Contractors License in the states of California, Arizona and Hawaii.

     Robert D. Kelly has served as our Senior Vice President-Finance since January 1998 and Vice President, Finance from April 1994 to January 1998. Mr. Kelly's responsibilities include all project and corporate finance activities. From 1992 to 1994, Mr. Kelly served as our Director-Project Finance, and from 1991 to 1992, he served as Project Finance Manager. Prior to joining us, he was the Marketing Manager of Westinghouse Credit Corporation from 1990 to 1991. From 1989 to 1990, Mr. Kelly was Vice President of Lloyds Bank PLC. From 1982 to 1989, Mr. Kelly was employed in various positions with The Bank of Nova Scotia. He obtained a Master of Business Administration Degree from Dalhousie University, Canada in 1980 and a Bachelor of Commerce Degree from Memorial University, Canada, in 1979.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information known to us regarding beneficial ownership of our common stock as of February 17, 1999 by (1) each person known by us to be the beneficial owner of more than five percent of the outstanding shares of our common stock, (2) each of our directors, (3) certain of our executive officers and (4) all of our officers and directors as a group.

            NAME AND ADDRESS                 NUMBER OF SHARES      PERCENTAGE OF SHARES
           OF BENEFICIAL OWNER             BENEFICIALLY OWNED(1)   BENEFICIALLY OWNED(1)
           -------------------             ---------------------   ---------------------
Lazard Freres & Co. LLC(2)...............        2,111,808                 10.4%
  30 Rockefeller Plaza
  New York, NY 10020
Wellington Management Company, LLP(3)....        1,995,400                  9.9%
  75 State Street
  Boston, MA 02109
J. & W. Seligman & Co. Incorporated(4)...        1,951,774                  9.6%
  100 Park Avenue
  New York, NY 10017
Hartford Capital Appreciation HLS Fund,
  Inc.(5)................................        1,886,500                  9.3%
  200 Hopmeadow Street
  Simsbury, CT 06070
Public Employees Retirement System
  of Ohio................................        1,800,000                  8.9%
  277 East Town Street
  Columbus, OH 43215
Putnam Investments, Inc.(6)..............        1,425,800                  7.0%
  One Post Office Square
  Boston, MA 02109
Osterweis Capital Management, Inc.(7)....        1,130,100                  5.6%
  One Maritime Plaza, Suite 1201
  San Francisco, CA 94111
Peter Cartwright(8)......................          949,155                  4.5%
Ann B. Curtis(9).........................          260,375                  1.3%
Lynn A. Kerby(10)........................          152,023                    *
Robert D. Kelly(11)......................          110,327                    *
Jeffrey E. Garten(12)....................           13,000                    *
Susan C. Schwab(12)......................           13,000                    *
George J. Stathakis(13)..................           42,720                    *
John O. Wilson(12).......................           15,903                    *
V. Orville Wright(12)....................           15,419                    *
All executive officers and directors as a
  group (9 persons)(14)..................        1,571,922                  7.2%

Footnotes appear on the next page.

---------------
  *  Less than one percent

 (1) This table is based in part upon information supplied by Schedules 13G filed by principal stockholders with the Securities and Exchange Commission (the "Commission"). Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options, warrants and convertible notes currently exercisable or convertible, or exercisable or convertible within 60 days after a specified date, are deemed outstanding for computing the percentage of the person holding such options but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The number of shares of common stock outstanding as of March 4, 1999 was 20,267,297.

 (2) According to the Schedule 13G filed with the Commission, Lazard Freres & Co. LLC possess sole voting power over 1,649,545 shares and sole investment power over 2,111,808 shares.

 (3) According to the Schedule 13G filed with the Commission, Wellington Management Company, LLP possesses shared voting power over 1,960,400 shares and shared investment power over 1,995,400 shares.

 (4) According to the Schedule 13G filed with the Commission, J. & W. Seligman & Co. Incorporated possesses shared voting power over 1,568,500 shares and shared investment power over 1,951,774 shares.

 (5) According to the Schedule 13G filed with the Commission, Hartford Capital Appreciation HLS Fund, Inc. possesses shared voting and investment power over 1,886,500 shares.

 (6) According to the Schedule 13G filed with the Commission, Putnam Investments, Inc. possesses shared voting power over 42,500 shares and shared investment power over 1,425,800 shares.

 (7) According to the Schedule 13G filed with the Commission, Osterweis Capital Management, Inc. possesses sole voting power over 961,550 shares and sole investment power over 1,130,100 shares.

 (8) Includes options to purchase 943,205 shares of our common stock issuable upon the exercise of options outstanding as of January 1, 1999 or within 60 days thereafter.

 (9) Includes options to purchase 260,062 shares of our common stock issuable upon the exercise of options outstanding as of January 1, 1999 or within 60 days thereafter.

(10) Includes options to purchase 151,523 shares of our common stock issuable upon the exercise of options outstanding as of January 1, 1999 or within 60 days thereafter.

(11) Includes options to purchase 109,327 shares of our common stock issuable upon the exercise of options outstanding as of January 1, 1999 or within 60 days thereafter.

(12) Represents shares of our common stock issuable upon exercise of options that are exercisable as of January 1, 1999 or will become exercisable within 60 days thereafter.

(13) Includes options to purchase 39,720 shares of our common stock issuable upon the exercise of options outstanding as of January 1, 1999 or within 60 days thereafter.

(14) Includes options to purchase 1,561,159 shares of our common stock issuable upon the exercise of options outstanding as of January 1, 1999 or within 60 days thereafter.

                           DESCRIPTION OF THE SENIOR NOTES

     We will issue the 7 5/8% Senior Notes Due 2006 and 7 3/4% Senior Notes Due 2009 under separate indentures (each an "Indenture" and, together, the "Indentures") between us and The Bank of New York, as trustee (the "Trustee"). The terms of each of the Indentures are the same except that the interest rates and the maturity dates of the Senior Notes are different.

     The following description is only a summary of the material provisions of the Indentures. We urge you to read the Indentures because they, and not this description, define your rights as holders of the Senior Notes. A copy of the proposed form of Indenture is available upon request made to us or to the underwriters.

     We have no sinking fund or mandatory redemption obligations with respect to the Senior Notes.

     We are subject to the informational reporting requirements of Sections 13 and 15(d) under the Exchange Act and, in accordance therewith, will file certain reports and other information with the Commission. See "Where you can find more information." In addition, if Sections 13 and 15(d) cease to apply to us, we will covenant in the Indentures to file such reports and information with the Trustee and the Commission, and mail such reports and information to holders of the Senior Notes at their registered addresses, for so long as any Senior Notes remain outstanding.

     We conduct substantially all of our operations through our subsidiaries. Creditors of our subsidiaries, including trade creditors, would have a claim on our subsidiaries' assets that would be prior to the claims of the holders of the Senior Notes. See "Risk Factors -- Our ability to service our indebtedness is dependent on the earnings of our subsidiaries."

TERMS OF THE NOTES

     The 7 5/8% Senior Notes are being issued with an aggregate principal amount of $250.0 million and will mature on April 15, 2006. The 7 3/4% Senior Notes are being issued with an aggregate principal amount of $350.0 million and will mature on April 15, 2009. The Senior Notes will be issued in fully registered form in denominations of $1,000 and any amount which is an integral amount multiple of $1,000 in excess thereof.

     Interest at the annual rate for the Senior Notes set forth on the cover page of this prospectus is payable semi-annually on April 15 and October 15 of each year while the Senior Notes are outstanding, commencing on October 15, 1999 (each, an "Interest Payment Date"), to holders of record at the close of business on the preceding April 1 and October 1, respectively, and unless other arrangements are made, will be paid by check mailed to such holders at their registered addresses, as shown on the Senior Note register. Interest will be computed on the basis of a 360-day year of twelve months of 30 days each. Interest will begin to accrue on March 29, 1999.

     Payments of principal of, and premium (if any) on the Senior Notes will be made against presentation of the Senior Notes at or after the due date for such payments, at an office maintained by the Trustee for such purpose at The Bank of New York, 101 Barclay Street, New York, New York 10286, and the Senior Notes may be presented for registration of transfer and exchange without service charge, at such office during normal business hours on any day on which banks in the Borough of Manhattan, in the City of New York, are open for business.

REDEMPTION

     The Senior Notes are not subject to redemption prior to maturity.

RANKING

     The Indebtedness evidenced by the Senior Notes constitutes Senior Indebtedness of the Company and will rank equal in right of payment with all existing and future Senior Indebtedness of the Company, including, without limitation, all obligations under the Bank Credit Agreement (as defined herein), the Working Capital Credit Agreement (as defined herein), the 7 7/8% Senior Notes, the 8 3/4% Senior Notes, the 9 1/4% Senior Notes, and the 10 1/2% Senior Notes. At December 31, 1998, after giving effect to this offering, the common stock offering and the application of the net proceeds therefrom, we would have had outstanding approximately $1.6 billion of Senior Indebtedness. We conduct substantially all of our operations through our subsidiaries. Creditors of our subsidiaries, including trade creditors, would have a claim on our subsidiaries' assets that would be prior to the claims of the holders of the Senior Notes. At December 31, 1998, after giving effect to this offering, the common stock offering and the application of the proceeds therefrom, our subsidiaries would not have had any outstanding indebtedness to which the Senior Notes would be effectively subordinated and we would have had $951.8 million of outstanding indebtedness ranking equal with the Senior Notes. See "Risk Factors -- Our ability to service our indebtedness is dependent on the earnings of our subsidiaries."

CERTAIN DEFINITIONS

     Set forth below is a summary of certain defined terms used in the Indentures.

     "Acquired Indebtedness" means Indebtedness of a Person existing at the time at which such Person became a Subsidiary and not incurred in connection with, or in contemplation of, such Person becoming a Subsidiary. Acquired Indebtedness shall be deemed to be Incurred on the date the acquired Person becomes a Subsidiary.

     "Additional Assets" means

          (i) any property or assets related to the Line of Business which will be owned and used by the Company or a Restricted Subsidiary;

          (ii) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary or

          (iii) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary.

     "Affiliate" of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing. For purposes of the provisions described under "-- Covenants -- Transactions with

Affiliates" and "-- Covenants -- Sales of Assets" only, "Affiliate" shall also mean any beneficial owner of 5% or more of the total Voting Shares (on a Fully Diluted Basis) of the Company or of rights or warrants to purchase such stock (whether or not currently exercisable) and any Person who would be an Affiliate of any such beneficial owner pursuant to the first sentence hereof. For purposes of the provision described under "-- Covenants -- Limitation on Restricted Payments" only, "Affiliate" shall also mean any Person of which the Company owns 5% or more of any class of Capital Stock or rights to acquire 5% or more or any class of Capital Stock and any Person who would be an Affiliate of any such Person pursuant to the first sentence hereof.

     "Asset Sale" means any sale, transfer or other disposition (including by way of merger, consolidation or sale leaseback transactions, but excluding (except as provided for in the provisions described in the last paragraph under "-- Covenants -- Sales of Assets") those permitted by the provisions described under "-- Covenants -- Merger and Consolidation" and "-- Covenants -- Limitation on Sale/Leaseback Transactions") in one or a series of transactions by the Company or any Restricted Subsidiary to any Person other than the Company or any Wholly Owned Subsidiary, of:

          (i) all or any of the Capital Stock of the Company or any Restricted Subsidiary,

          (ii) all or substantially all of the assets of any operating unit, Facility, division or line of business of the Company or any Restricted Subsidiary, or

          (iii) any other property or assets or rights to acquire property or assets of the Company or any Restricted Subsidiary outside of the ordinary course of business of the Company or such Restricted Subsidiary.

     "Attributable Debt" in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate borne by the Notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended).

     "Average Life" means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing:

          (i) the sum of the products of (A) the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or scheduled redemption or similar payment with respect to such Indebtedness or Preferred Stock multiplied by (B) the amount of such payment, by

          (ii) the sum of all such payments.

     "Bank Credit Agreement" means the Credit Agreement dated September 25, 1996, between the Company and The Bank of Nova Scotia, as amended, refinanced, replaced, renewed or extended from time to time.

     "Board of Directors" means the Board of Directors of the Company or any authorized committee thereof.

     "Business Day" means each day which is not a Legal Holiday.

     "Capital Stock" means any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation or any and all equivalent ownership interests in a Person (other than a corporation).

     "Capitalized Lease" means, as applied to any Person, any lease of any property (whether real, personal or mixed) of which the discounted present value of the rental obligations of such Person as lessee, in conformity with GAAP, is required to be capitalized on the balance sheet of such Person; the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty; and "Capitalized Lease Obligations" means the rental obligations, as aforesaid, under such lease.

     "Change of Control" means the occurrence of any of the following events:

          (i) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than an underwriter engaged in a firm commitment underwriting on behalf of the Company, is or becomes the beneficial owner (as such term is used in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (i) a person shall be deemed to have beneficial ownership of all shares that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 40% of the total Voting Shares of the Company;

          (ii) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election by the Board of Directors or whose nomination for election by the stockholders was approved by a vote of 66 2/3% of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office;

          (iii) all or substantially all of the Company's and its Restricted Subsidiaries' assets are sold, leased, exchanged or otherwise transferred to any Person or group of Persons acting in concert; or

          (iv) the Company is liquidated or dissolved or adopts a plan of liquidation.

     "Change of Control Triggering Event" means:

          (i) if a Rating Agency maintains a rating of the Notes at the time a Change of Control occurs, the occurrence of a Change of Control and the occurrence of a Rating Decline or

          (ii) if no Rating Agency maintains a rating of the Notes at the time a Change of Control occurs, the occurrence of a Change of Control.

     "Code" means the Internal Revenue Code of 1986, as amended.

     "Company" means the party named as such in the Indenture until a successor replaces it pursuant to the terms and conditions of the Indenture and thereafter means the successor.

     "Consolidated Coverage Ratio" as of any date of determination means the ratio of:

          (i) the aggregate amount of EBITDA for the period of the most recent four consecutive fiscal quarters to

          (ii) the Consolidated Interest Expense (excluding interest capitalized in connection with the construction of a new Facility which interest is capitalized during the construction of such Facility) for such four fiscal quarters;

     provided, however, that if the Company or any Restricted Subsidiary has Incurred any Indebtedness since the beginning of such period that remains outstanding or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, or both, both EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to:

          (x) such new Indebtedness as if such Indebtedness had been Incurred on the first day of such period and

          (y) the repayment, redemption, repurchase, defeasance or discharge of any Indebtedness repaid, redeemed, repurchased, defeased or discharged with the proceeds of such new Indebtedness as if such repayment, redemption, repurchase, defeasance or discharge had been made on the first day of such period;

     provided, further, that if within the period during which EBITDA or Consolidated Interest Expense is measured, the Company or any of its Restricted Subsidiaries shall have made any Asset Sales,

          (x) the EBITDA for such period shall be reduced by an amount equal to the EBITDA (if positive) directly attributable to the assets or Capital Stock which are the subject of such Asset Sales for such period, or increased by an amount equal to the EBITDA (if negative), directly attributable thereto for such period and

          (y) the Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness for which neither Company nor any Restricted Subsidiary shall continue to be liable as a result of any such Asset Sale or repaid, redeemed, defeased, discharged or otherwise retired in connection with or with the proceeds of the assets or Capital Stock which are the subject of such Asset Sales for such period;

     and provided, further, that if the Company or any Restricted Subsidiary shall have made any acquisition of assets or Capital Stock (occurring by merger or otherwise) since the beginning of such period (including any acquisition of assets or Capital Stock occurring in connection with a transaction causing a calculation to be made hereunder) the EBITDA and Consolidated Interest Expense for such period shall be calculated, after giving pro forma effect thereto (and without regard to clause (iv) of the proviso to the definition of "Consolidated Net Income"), as if such acquisition of assets or Capital Stock took place on the first day of such period. For all purposes of this definition, if the date of determination occurs prior to the completion of the first four full fiscal quarters following the Issue Date, then "EBITDA" and "Consolidated Interest Expense" shall be calculated after giving effect on a pro forma basis to the Offering as if the Offering occurred on the first day of the four full fiscal quarters that were completed preceding such date of determination.

     "Consolidated Current Liabilities" as of the date of determination, means the aggregate amount of liabilities of the Company and its Consolidated Restricted Subsidiaries which may properly be classified as current liabilities (including taxes accrued as estimated), after eliminating:

          (i) all inter-company items between the Company and any Consolidated Subsidiary and

          (ii) all current maturities of long-term Indebtedness, all as determined in accordance with GAAP.

     "Consolidated Income Tax Expense" means, for any period, as applied to the Company, the provision for local, state, federal or foreign income taxes on a Consolidated basis for such period determined in accordance with GAAP.

     "Consolidated Interest Expense" means, for any period, as applied to the Company, the sum of:

          (a) the total interest expense of the Company and its Consolidated Restricted Subsidiaries for such period as determined in accordance with GAAP, including, without limitation,

             (i) amortization of debt issuance costs or of original issue discount on any Indebtedness and the interest portion of any deferred payment obligation, calculated in accordance with the effective interest method of accounting,

             (ii) accrued interest,

             (iii) noncash interest payments,

             (iv) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing,

             (v) interest actually paid by the Company or any such Subsidiary under any guarantee of Indebtedness or other obligation of any other Person and

             (vi) net costs associated with Interest Rate Agreements (including amortization of discounts) and Currency Agreements, plus

          (b) all but the principal component of rentals in respect of Capitalized Lease Obligations paid, accrued, or scheduled to be paid or accrued by the Company or its Consolidated Restricted Subsidiaries, plus

          (c) one-third of all Operating Lease Obligations paid, accrued and/or scheduled to be paid by the Company and its Consolidated Restricted Subsidiaries, plus

          (d) capitalized interest, plus

          (e) dividends paid in respect of Preferred Stock of the Company or any Restricted Subsidiary held by Persons other than the Company or a Wholly Owned Subsidiary, plus

          (f) cash contributions to any employee stock ownership plan to the extent such contributions are used by such employee stock ownership plan to pay interest or fees to any person (other than the Company or a Restricted Subsidiary) in connection with loans incurred by such employee stock ownership plan to purchase Capital Stock of the Company.

     "Consolidated Net Income (Loss)" means, for any period, as applied to the Company, the Consolidated net income (loss) of the Company and its Consolidated Restricted Subsidiaries for such period, determined in accordance with GAAP, adjusted by excluding (without duplication), to the extent included in such net income (loss), the following:

          (i) all extraordinary gains or losses;

          (ii) any net income of any Person if such Person is not a Domestic Subsidiary, except that

             (A) the Company's equity in the net income of any such Person for such period shall be included in Consolidated Net Income (Loss) up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution and

             (B) the equity of the Company or a Restricted Subsidiary in a net loss of any such Person for such period shall be included in determining Consolidated Net Income (Loss);

          (iii) the net income of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of such income is not at the time thereof permitted, directly or indirectly, by operation of the terms of its charter or bylaws or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary or its stockholders;

          (iv) any net income (or loss) of any Person combined with the Company or any of its Restricted Subsidiaries on a "pooling of interests" basis attributable to any period prior to the date of such combination;

          (v) any gain (but not loss) realized upon the sale or other disposition of any property, plant or equipment of the Company or its Restricted Subsidiaries (including pursuant to any sale-and-leaseback arrangement) which is not sold or otherwise disposed of in the ordinary course of business and any gain (but not loss) realized upon the sale or other disposition by the Company or any Restricted Subsidiary of any Capital Stock of any Person, provided that losses shall be included on an after-tax basis; and

          (vi) the cumulative effect of a change in accounting principles; and further adjusted by subtracting from such net income the tax liability of any parent of the Company to the extent of payments made to such parent by the Company pursuant to any tax sharing agreement or other arrangement for such period.

     "Consolidated Net Tangible Assets" means, as of any date of determination, as applied to the Company, the total amount of assets (less accumulated depreciation or amortization, allowances for doubtful receivables, other applicable reserves and other properly deductible items) which would appear on a Consolidated balance sheet of the Company and its Consolidated Restricted Subsidiaries, determined on a Consolidated basis in accordance with GAAP, and after giving effect to purchase accounting and after deducting therefrom, to the extent otherwise included, the amounts of:

          (i) Consolidated Current Liabilities;

          (ii) minority interests in Consolidated Subsidiaries held by Persons other than the Company or a Restricted Subsidiary;

          (iii) excess of cost over fair value of assets of businesses acquired, as determined in good faith by the Board of Directors;

          (iv) any revaluation or other write-up in value of assets subsequent to December 31, 1993 as a result of a change in the method of valuation in accordance with GAAP;

          (v) unamortized debt discount and expenses and other unamortized deferred charges, goodwill, patents, trademarks, service marks, trade names, copyrights, licenses, organization or developmental expenses and other intangible items;

          (vi) treasury stock; and

          (vii) any cash set apart and held in a sinking or other analogous fund established for the purpose of redemption or other retirement of Capital Stock to the extent such obligation is not reflected in Consolidated Current Liabilities.

     "Consolidated Net Worth" means, at any date of determination, as applied to the Company, stockholders' equity as set forth on the most recently available Consolidated balance sheet of the Company and its Consolidated Restricted Subsidiaries (which shall be as of a date no more than 60 days prior to the date of such computation), less any amounts attributable to Redeemable Stock or Exchangeable Stock, the cost of treasury stock and the principal amount of any promissory notes receivable from the sale of Capital Stock of the Company or any Subsidiary.

     "Consolidation" means, with respect to any Person, the consolidation of accounts of such Person and each of its subsidiaries if and to the extent the accounts of such Person and such subsidiaries are consolidated in accordance with GAAP. The term "Consolidated" shall have a correlative meaning.

     "Controlled Non-Subsidiary Investment" means any Investment of the type specified in clause (iv) of the first sentence under "-- Covenants -- Limitations on Restricted Payments" which is made by the Company or its Restricted Subsidiaries in an Affiliate other than a Subsidiary; provided that:

          (i) at the time such Investment is made, no Default or Event of Default shall have occurred and be continuing (or would result therefrom);

          (ii) after giving effect to the Investment and to the Incurrence of any Indebtedness in connection therewith on a pro forma basis, the Consolidated Coverage Ratio is at least 1.75:1;

          (iii) after giving effect to the Investment, the aggregate Investment made by the Company and its Subsidiaries in Controlled Non-Subsidiary Investments does not exceed $100,000,000;

          (iv) the Person in which the Investment is made is engaged only in the business described under "-- Covenants -- Limitation on Changes in the Nature of Business" including Unrelated Businesses to the extent permitted under "-- Covenants -- Limitations on Changes in the Nature of the Business;"

          (v) the Company, directly or through its Restricted Subsidiaries is entitled to (A) in the case of an Investment in Capital Stock, receive dividends or other distributions on its Investment at the same time as or prior to, and on a basis pro rata with, any other holder or holders of Capital Stock of such Person and (B) in the case of an Investment other than in Capital Stock, receive interest thereon at a rate per annum not less than the rate on the Notes and, on the liquidation or dissolution of such Person, receive repayment of the principal thereof prior to the payment of any dividends or distributions on Capital Stock of such Person;

          (vi) the Company directly or through its Restricted Subsidiaries, either (x) controls, under an operating and management agreement or otherwise, the day to day management and operation of such Person and any Facility of the Person in which the Investment is made or (y) has significant influence over the management and operation of such Person and any Facility of such Person in all material respects (significant influence to include the right to control or veto any material act or decision) in connection with such management or operation; and

          (vii) any encumbrances or restrictions on the ability of the Person in which the Investment is made to make the payments, distributions, losses, advances or transfers referred to in clauses (i) through (iii) under "-- Covenants -- Limitations on Payment Restrictions Affecting Subsidiaries" in the written opinion of the President or Chief Financial Officer of the Company (x) is required in order to obtain necessary financing, (y) is customary for such financings and (z) applies only to the assets of or revenues of the Person in whom the Investment is made.

     "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Company or any Restricted Subsidiary against fluctuations in currency values to or under which the Company or any Restricted Subsidiary is a party or a beneficiary on the Issue Date or becomes a party or beneficiary thereafter.

     "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

     "Defaulted Interest" means any interest on any Note which is payable, but is not punctually paid or duly provided for on any Interest Payment Date.

     "Domestic Subsidiary" means a Restricted Subsidiary that is not a Foreign Subsidiary.

     "EBITDA" means, for any period, as applied to the Company, the sum of Consolidated Net Income (Loss) (but without giving effect to adjustments, accruals, deductions or entries resulting from purchase accounting, extraordinary losses or gains and any gains or losses from any Asset Sales), plus the following to the extent included in calculating Consolidated Net Income
(Loss):

          (a) Consolidated Income Tax Expense,

          (b) Consolidated Interest Expense,

          (c) depreciation expense,

          (d) amortization expense and

          (e) all other non-cash items reducing Consolidated Net Income, less all non-cash items increasing Consolidated Net Income, in each case for such period;

     provided that, if the Company has any Subsidiary that is not a Wholly Owned Subsidiary, EBITDA shall be reduced (to the extent not otherwise reduced by GAAP) by an amount equal to:

             (A) the consolidated net income (loss) of such Subsidiary (to the extent included in Consolidated Net Income (Loss)) multiplied by

             (B) the quotient of (1) the number of shares of outstanding common stock of such Subsidiary not owned on the last day of such period by the Company or any Wholly Owned Subsidiary of the Company divided by (2) the total number of shares of outstanding common stock of such Subsidiary on the last day of such period.

     "Exchangeable Stock" means any Capital Stock which by its terms is exchangeable or convertible at the option of any Person other than the Company into another security (other than Capital Stock of the Company which is neither Exchangeable Stock nor Redeemable Stock).

     "Facility" means a power generation facility or energy producing facility, including any related steam fields or gas reserves.

     "Foreign Asset Sale" means an Asset Sale in respect of the Capital Stock or assets of a Foreign Subsidiary or a Restricted Subsidiary of the type described in Section 936 of the Code to the extent that the proceeds of such Asset Sale are received by a Person subject in respect of such proceeds to the tax laws of a jurisdiction other than the United States of America or any State thereof or the District of Columbia.

     "Foreign Subsidiary" means a Restricted Subsidiary that is incorporated in a jurisdiction other than the United States of America or a State thereof or the District of Columbia.

     "Fully Diluted Basis" means after giving effect to the exercise of any outstanding options, warrants or rights to purchase Voting Shares and the conversion or exchange of any securities convertible into or exchangeable for Voting Shares.

     "GAAP" means generally accepted accounting principles in the United States of America as in effect and, to the extent optional, adopted by the Company on the Issue Date, consistently applied, including, without limitation, those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board.

     "Guarantee" means, as applied to any obligation, contingent or otherwise, of any Person:

          (i) a guarantee, direct or indirect, in any manner, of any part or all of such obligation (other than by endorsement of negotiable instruments for collection in the ordinary course of business) and

          (ii) an agreement, direct or indirect, contingent or otherwise, the practical effect of which is to insure in any way the payment or performance (or payment of damages in the event of nonperformance) of any part or all of such obligation, including the payment of amounts drawn down under letters of credit.

     "Holder" or "Securityholder" means the Person in whose name a Note is registered on the Registrar's books.

     "Incur" means, as applied to any obligation, to create, incur, issue, assume, guarantee or in any other manner become liable with respect to, contingently or otherwise, such obligation, and "Incurred," "Incurrence" and "Incurring" shall each have a correlative meaning; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes (after the Issue Date) a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Subsidiary at the time it becomes a Subsidiary; and provided, further, that any amendment, modification or waiver of any provision of any document pursuant to which Indebtedness was previously Incurred shall not be deemed to be an Incurrence of Indebtedness as long as

          (i) such amendment, modification or waiver does not:

             (A) increase the principal or premium thereof or interest rate thereon,

             (B) change to an earlier date the Stated Maturity thereof or the date of any scheduled or required principal payment thereon or the time or circumstances under which such Indebtedness may or shall be redeemed,

             (C) if such Indebtedness is contractually subordinated in right of payment to the Securities, modify or affect, in any manner adverse to the Holders, such subordination,

             (D) if the Company is the obligor thereon, provide that a Restricted Subsidiary shall be an obligor,

             (E) if such Indebtedness is Non-Recourse Debt, cause such Indebtedness to no longer constitute Non-Recourse Debt or

             (F) violate, or cause the Indebtedness to violate, the provisions described under "-- Covenants -- Limitation on Payment Restrictions Affecting Subsidiaries" and "-- Limitation on Liens" and

          (ii) such Indebtedness would, after giving effect to such amendment, modification or waiver as if it were an Incurrence, comply with clause (i) of the first proviso to the definition of "Refinancing Indebtedness."

          "Indebtedness" of any Person means, without duplication,

          (i) the principal of and premium (if any such premium is then due and owing) in respect of:

             (A) indebtedness of such Person for money borrowed and

             (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable;

          (ii) all Capitalized Lease Obligations of such Person;

          (iii) all obligations of such Person Incurred as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement;

          (iv) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in (i) through (iii) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following receipt by such Person of a demand for reimbursement following payment on the letter of credit);

          (v) Redeemable Stock of such Person and, in the case of any Subsidiary, any other Preferred Stock, in either case valued at, in the case of Redeemable Stock, the greater of its voluntary or involuntary maximum fixed repurchase price exclusive of accrued and unpaid dividends or, in the case of Preferred Stock that is not Redeemable Stock, its liquidation preference exclusive of accrued and unpaid dividends;

          (vi) contractual obligations to repurchase goods sold or distributed;

          (vii) all obligations of such Person in respect of Interest Rate Agreements and Currency Agreements;

          (viii) all obligations of the type referred to in clauses (i) through
     (vii) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any guarantee; and

          (ix) all obligations of the type referred to in clauses (i) through
     (viii) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured; provided, however, that Indebtedness shall not include trade accounts payable arising in the ordinary course of business.

     For purposes hereof, the "maximum fixed repurchase price" of any Redeemable Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Stock as if such Redeemable Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Redeemable Stock, such fair market value to be determined in good faith by the Board of Directors. The amount of Indebtedness of any Person at any date shall be, with respect to unconditional obligations, the outstanding balance at such date of all such obligations as described above and, with respect to any contingent obligations (other than pursuant to clause (vi) above, which shall be included to the extent reflected on the balance sheet of such Person in accordance with GAAP) at such date, the maximum liability determined by such Person's board of directors, in good faith, as, in light of the facts and circumstances existing at the time, reasonably likely to be Incurred upon the occurrence of the contingency giving rise to such obligation.

     "Interest Payment Date" means the stated maturity of an installment of interest on the Notes.

     "Interest Rate Agreement" means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement designed to protect against fluctuations in interest rates to or under which the Company or any of its Restricted Subsidiaries is a party or beneficiary on the Issue Date or becomes a party or beneficiary thereunder.

     "Investment" means, with respect to any Person, any direct or indirect advance, loan or other extension of credit or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any other investment in any other Person, or any purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities or assets issued or owned by any other Person (whether by merger, consolidation, amalgamation, sale of assets or otherwise). For purposes of the definition of "Unrestricted Subsidiary" and the provisions set forth under "-- Covenants -- Limitation on Restricted Payments,"

          (i) "Investment" shall include the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary and shall exclude the fair market value of the net assets of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary and

          (ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined by the Board of Directors in good faith. For purposes of determining the aggregate amount of Investments in Controlled Non-Subsidiary Investments, the amount of such Investments shall be reduced by an amount equal to the net payments of interest on Indebtedness, dividends, repayments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of assets, in each case to the Company or any Restricted Subsidiary from any Person in whom a Controlled Non-Subsidiary Investment has been made, not to exceed in the case of any Controlled Non-Subsidiary Investment the amount of Investments previously made by the Company or any Restricted Subsidiary in such Person.

     "Investment Grade" means, with respect to the Notes, a rating of Baa3 or higher by Moody's together with a rating of BBB -- or higher by S&P, provided that neither of such entities shall have announced or informed the Company that it is reviewing the rating of the Notes in light of downgrading the rating thereof.

     "Issue Date" means the date on which the Notes are originally issued under the Indenture.

     "Lien" means any mortgage, lien, pledge, charge, or other security interest or encumbrance of any kind (including any conditional sale or other title retention agreement and any lease in the nature thereof).

     "Line of Business" means the ownership, acquisition, development, construction, improvement and operation of Facilities.

     "Moody's" means Moody's Investors Service, Inc. and its successors.

     "Net Available Cash" means, with respect to any Asset Sale, the cash or cash equivalent payments received by the Company or a Subsidiary in connection with such Asset Sale (including any cash received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as or when received and also including the proceeds of other property received when converted to cash or cash equivalents) net of the sum of, without duplication:

          (i) all reasonable legal, title and recording tax expenses, reasonable commissions, and other reasonable fees and expenses incurred directly relating to such Asset Sale,

          (ii) all local, state, federal and foreign taxes required to be paid or accrued as a liability by the Company or any of its Restricted Subsidiaries as a consequence of such Asset Sale,

          (iii) payments made to repay Indebtedness which is secured by any assets subject to such Asset Sale in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or by applicable law, be repaid out of the proceeds from such Asset Sale and

          (iv) all distributions required by any contract entered into other than in contemplation of such Asset Sale to be paid to any holder of a minority equity interest in such Restricted Subsidiary as a result of such Asset Sale, so long as such distributions do not exceed such minority holder's pro rata portion (based on such minority holder's proportionate equity interest) of the cash or cash equivalent payments described above, net of the amounts set forth in clauses (i) - (iii) above.

     "Net Cash Proceeds" means, with respect to any issuance or sale of Capital Stock by any Person, the cash proceeds to such Person of such issuance or sale net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultancy and other fees actually incurred by such Person in connection with such issuance or sale and net of taxes paid or payable by such Person as a result thereof.

     "Non-Convertible Capital Stock" means, with respect to any corporation, any Capital Stock of such corporation which is not convertible into another security other than non-convertible common stock of such corporation; provided, however, that Non-Convertible Capital Stock shall not include any Redeemable Stock or Exchangeable Stock.

     "Non-Recourse Debt" means Indebtedness of the Company or any Restricted Subsidiary that is Incurred to acquire, construct or develop a Facility provided that such Indebtedness is without recourse to the Company or any Restricted Subsidiary or to any assets of the Company or any such Restricted Subsidiary other than such Facility and the income from and proceeds of such Facility.

     "Notes" means, with respect to a particular Indenture, the Senior Notes issued under that Indenture.

     "Offering" means the offering and sale of the Notes.

     "Officers' Certificate" means a certificate signed by two officers, one of whom must be the President, the Treasurer or a Vice President of the Company. Each Officers' Certificate (other than certificates provided pursuant to TIA
Section 314(a)(4)) shall include the statements provided for in TIA Section 314(e).

     "Operating Lease Obligations" means any obligation of the Company and its Restricted Subsidiaries on a Consolidated basis incurred or assumed under or in connection with any lease of real or personal property which, in accordance with GAAP, is not required to be classified and accounted for as a capital lease.

     "Opinion of Counsel" means a written opinion from legal counsel who is acceptable to the Trustee. The counsel, if so acceptable, may be an employee of or counsel to the Company or the Trustee. Each such Opinion of Counsel shall include the statements provided for in TIA Section 314(e).

     "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

     "Preferred Stock," as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

     "Principal" of a Note means the principal of the Note plus, if applicable, the premium on the Note.

     "PUHCA" means the Public Utility Holding Company Act of 1935, as amended.

     "PURPA" means the Public Utility Regulatory Policies Act of 1978, as amended.

     "Rating Agencies" means S&P and Moody's.

     "Rating Category" means:

          (i) with respect to S&P, any of the following categories: AAA, AA, A, BBB, BB, B, CCC, CC, C and D (or equivalent successor categories) and

          (ii) with respect to Moody's, any of the following categories: Aaa, Aa, A, Baa, Ba, B, Caa, Ca, C and D (or equivalent successor categories).

     In determining whether the rating of the Notes has decreased by one or more gradations, gradations within Rating Categories (+ and - for S&P; 1, 2 and 3 for Moody's) shall be taken into account (e.g., with respect to S&P, a decline in a rating from BB + to BB, as well as from BB - to B +, will constitute a decrease of one gradation).

     "Rating Decline" means the occurrence of (i) or (ii) below on, or within 90 days after, the earliest of (A) the Company having become aware that a Change of Control has occurred, (B) the date of public notice of the occurrence of a Change of Control or (C) the date of public notice of the intention by the Company to approve, recommend or enter into, any transaction which, if consummated, would result in a Change of Control (which period shall be extended so long as the rating of the Notes is under publicly announced consideration or possible downgrade by either of the Rating Agencies),

          (i) a decrease of the rating of the Notes by either Rating Agency by one or more rating gradations or

          (ii) the Company shall fail to promptly advise the Rating Agencies, in writing, of such occurrence or any subsequent material developments or shall fail to use its best efforts to obtain, from at least one Rating Agency, a written, publicly announced affirmation of its rating of the Notes, stating that it is not downgrading, and is not considering downgrading, the Notes.

     "Redeemable Stock" means any class or series of Capital Stock of any Person that:

          (a) by its terms, by the terms of any security into which it is convertible or exchangeable or otherwise is, or upon the happening of an event or passage of time would be, required to be redeemed (in whole or in part) on or prior to the first anniversary of the Stated Maturity of the Notes,

          (b) is redeemable at the option of the holder thereof at any time on or prior to the first anniversary of the Stated Maturity of the Notes (other than on a Change of Control or Asset Sale, provided that such Change of Control or Asset Sale shall not yet have occurred) or

          (c) is convertible into or exchangeable for Capital Stock referred to in clause (a) or clause (b) above or debt securities at any time prior to the first anniversary of the Stated Maturity of the Notes.

     "Refinancing Indebtedness" means Indebtedness that refunds, refinances, replaces, renews, repays or extends (including pursuant to any defeasance or discharge mechanism) (collectively, "refinances," and "refinanced" shall have a correlative meaning) any Indebtedness of the Company or a Restricted Subsidiary existing on the Issue Date or Incurred in compliance with the Indenture (including Indebtedness of the Company that refinances Indebtedness of any Restricted Subsidiary and Indebtedness of any Restricted Subsidiary that refinances Indebtedness of another Restricted Subsidiary) including Indebtedness that refinances Refinancing Indebtedness; provided, however, that:

          (i) if the Indebtedness being refinanced is contractually subordinated in right of payment to the Notes, the Refinancing Indebtedness shall be contractually subordinated in right of payment to the Notes to at least the same extent as the Indebtedness being refinanced,

          (ii) if the Indebtedness being refinanced is Non-Recourse Debt, such Refinancing Indebtedness shall be Non-Recourse Debt,

          (iii) the Refinancing Indebtedness is scheduled to mature either (a) no earlier than the Indebtedness being refinanced or (b) after the Stated Maturity of the Notes,

          (iv) the Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being refinanced and

          (v) such Refinancing Indebtedness is in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding (plus fees and expenses, including any premium, swap breakage and defeasance costs) under the Indebtedness being refinanced; and provided, further, that Refinancing Indebtedness shall not include (x) Indebtedness of a Subsidiary of the Company that refinances Indebtedness of the Company or (y) Indebtedness of the Company or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary.

     "Related Assets" means electric power plants that, on the Issue Date, produce electricity solely by utilizing steam from steam fields owned and operated by a Restricted Subsidiary that is a Wholly Owned Subsidiary on the Issue Date.

     "Related Asset Indebtedness" means Non-Recourse Debt of a Restricted Subsidiary that is a Wholly Owned Subsidiary on the Issue Date, the proceeds of which are used by such Restricted Subsidiary to finance the acquisition of Related Assets by such Restricted Subsidiary; provided, however, that:

          (i) such Related Asset Indebtedness is Incurred contemporaneously with a Refinancing of all of the Non-Recourse Debt of such Restricted Subsidiary then outstanding and

          (ii) the principal amount of such Related Asset Indebtedness shall not exceed the purchase price of the Related Assets plus reasonable out-of-pocket transaction costs and expenses of the Company and its Restricted Subsidiaries required to acquire, or finance the acquisition of, such Related Assets.

     "Restricted Subsidiary" means any Subsidiary of the Company that is not designated an Unrestricted Subsidiary by the Board of Directors.

     "S&P" means Standard and Poor's Corporation and its successors.

     "Sale/Leaseback Transaction" means an arrangement relating to property now owned or hereafter acquired whereby the Company or a Subsidiary transfers such property to a Person and leases it back from such Person, other than leases for a term of not more than 36 months or between the Company and a Wholly Owned Subsidiary or between Wholly Owned Subsidiaries.

     "Senior Indebtedness" means

          (i) all obligations consisting of the principal of and premium, if any, and accrued and unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not post-filing interest is allowed in such proceeding), whether existing on the Issue Date or thereafter Incurred, in respect of (A) Indebtedness of the Company for money borrowed and (B) Indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which the Company is responsible or liable;

          (ii) all Capitalized Lease Obligations of the Company;

          (iii) all obligations of the Company (A) for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction, (B) under Interest Rate Agreements and Currency Agreements entered into in respect of any obligations described in clauses (i) and
     (ii) or (C) issued or assumed as the deferred purchase price of property, and all conditional sale obligations of the Company and all obligations of the Company under any title retention agreement;

          (iv) all guarantees of the Company with respect to obligations of other persons of the type referred to in clauses (ii) and (iii) and with respect to the payment of dividends of other Persons; and

          (v) all obligations of the Company consisting of modifications, renewals, extensions, replacements and refundings of any obligations described in clauses (i), (ii), (iii) or (iv); unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are subordinated in right of payment to the Notes, or any other Indebtedness or obligation of the Company; provided, however, that Senior Indebtedness shall not be deemed to include (1) any obligation of the Company to any Subsidiary, (2) any liability for Federal, state, local or other taxes or (3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities).

     "Significant Subsidiary" means any Subsidiary (other than an Unrestricted Subsidiary) that would be a "Significant Subsidiary" of the Company within the meaning of Rule 1-02 under Regulations S-X promulgated by the SEC.

     "Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency).

     "Subordinated Indebtedness" means any Indebtedness of the Company (whether outstanding on the Issue Date or thereafter Incurred) which is contractually subordinated or junior in right of payment to the Notes or any other Indebtedness of the Company.

     "Subsidiary" means, as applied to any Person, any corporation, limited or general partnership, trust, association or other business entity of which an aggregate of at least 50% of the outstanding Voting Shares or an equivalent controlling interest therein, of such Person is, at the time, directly or indirectly, owned by such Person and/or one or more Subsidiaries of such Person.

     "Unrelated Business" means any business other than the Line of Business.

     "Unrestricted Subsidiary" means

          (i) any Subsidiary that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below and

          (ii) any subsidiary of an Unrestricted Subsidiary.

     The Board of Directors may designate any Subsidiary (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, the Company or any other Subsidiary that is not a Subsidiary of the Subsidiary to be so designated; provided, that either:

             (A) the Subsidiary to be so designated has total assets of $1,000 or less or

             (B) if such Subsidiary has assets greater than $1,000, that such designation would be permitted pursuant to the provisions under "Covenants -- Limitation on Restricted Payments." The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary of the Company; provided, however, that immediately after giving effect to such designation

                  (x) the Company could Incur $1.00 of additional Indebtedness pursuant to the first paragraph of "Covenants -- Limitation on Incurrence of Indebtedness" and

                  (y) no Default or Event of Default shall have occurred and be continuing.

     Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the board resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions; provided, however, that the failure to so file such resolution and/or Officers' Certificate with the Trustee shall not impair or affect the validity of such designation.

     "U.S. Government Obligations" means securities that are:

          (i) direct obligations of the United States of America for the payment of which its full faith and credit is pledged or

          (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case under clauses (i) or
     (ii) are not callable or redeemable before the maturity thereof.

     "Voting Shares," with respect to any corporation, means the Capital Stock having the general voting power under ordinary circumstances to elect at least a majority of the board of directors (irrespective of whether or not at the time stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

     "Wholly Owned Subsidiary" means a Subsidiary (other than an Unrestricted Subsidiary) all the Capital Stock of which (other than directors' qualifying shares) is owned by the Company or another Wholly Owned Subsidiary.

     "Working Capital Credit Agreement" means the Line of Credit Note, dated as of June 4, 1993, between the Company and The Bank of California, N.A. as amended, refinanced, renewed or extended from time to time.

COVENANTS

     The Indenture contains covenants including, among others, the following:

     Limitation on Restricted Payments. Under the terms of the Indenture, so long as any of the Notes are outstanding, the Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly,

          (i) declare or pay any dividend on or make any distribution or similar payment of any sort in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving the Company) to the direct or indirect holders of its Capital Stock (other than dividends or distributions payable solely in its Non-Convertible Capital Stock or rights to acquire its Non-Convertible Capital Stock and dividends or distributions payable solely to the Company or a Restricted Subsidiary and other than pro rata dividends paid by a Subsidiary with respect to a series or class of its Capital Stock the majority of which is held by the Company or a Wholly Owned Subsidiary that is not a Foreign Subsidiary),

          (ii) purchase, redeem, defease or otherwise acquire or retire for value any Capital Stock of the Company or of any direct or indirect parent of the Company, or, with respect to the Company, exercise any option to exchange any Capital Stock that by its terms is exchangeable solely at the option of the Company (other than into Capital Stock of the Company which is neither Exchangeable Stock nor Redeemable Stock),

          (iii) purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity or scheduled repayment thereof or scheduled sinking fund payment thereon, any Subordinated Indebtedness (other than the purchase, repurchase or other acquisition of Subordinated Indebtedness purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of acquisition) or

          (iv) make any Investment, other than a Controlled Non-Subsidiary Investment, or a payment described in clause (vi) of the second sentence under "-- Transactions with Affiliates," in any Unrestricted Subsidiary or any Affiliate of the Company other than a Restricted Subsidiary or a Person which will become a Restricted Subsidiary as a result of any such Investment (each such payment described in clauses (i) - (iv) of this paragraph, a "Restricted Payment"), unless at the time of and after giving effect to the proposed Restricted Payment:

             (1) no Default or Event of Default shall have occurred and be continuing (or would result therefrom);

             (2) the Company would be permitted to Incur an additional $1 of Indebtedness pursuant to the provisions described in the first paragraph under "-- Limitation on Incurrence of Indebtedness," and

             (3) the aggregate amount of all such Restricted Payments subsequent to the Issue Date shall not exceed the sum of

                  (A) 50% of aggregate Consolidated Net Income accrued during the period (treated as one accounting period) from January 1, 1994 to the end of the most recent fiscal quarter for which financial statements are available (or if such Consolidated Net Income is a deficit, minus 100% of such deficit), and minus 100% of the amount of any write-downs, write-offs, other negative reevaluations and other negative extraordinary charges not otherwise reflected in Consolidated Net Income during such period;

                  (B) if the Notes are Investment Grade immediately following the Restricted Payment in connection with which this calculation is made, an additional 25% of Consolidated Net Income for any period of one or more consecutive completed fiscal quarters ending with the last fiscal quarter completed prior to the date of such Restricted Payment during which the Notes were Investment Grade for the entire period;

                  (C) the aggregate Net Cash Proceeds received by the Company after January 1, 1994 from the sale of Capital Stock (other than Redeemable Stock or Exchangeable Stock) of the Company to any person other than the Company, any of its Subsidiaries or an employee stock ownership plan;

                  (D) the amount by which the principal amount of, and any
             accrued interest on, Indebtedness of the Company or its Restricted Subsidiaries is reduced on the Company's Consolidated balance sheet upon the conversion or exchange (other than by a Subsidiary) subsequent to the Issue Date of any Indebtedness of the Company or any Restricted Subsidiary converted or exchanged for Capital Stock (other than Redeemable Stock or Exchangeable Stock) of the Company (less the amount of any cash, or the value of any other property, distributed by the Company or any Restricted Subsidiary upon such conversion or exchange);

                  (E) an amount equal to the net reduction in Investments in
             Unrestricted Subsidiaries resulting from payments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of assets, in each case to the Company or any Restricted Subsidiary from Unrestricted Subsidiaries, or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of "Investments"), not to exceed in the case of any Unrestricted Subsidiary the amount of Investments previously made by the Company or any Restricted Subsidiary in such Unrestricted Subsidiary; and

                  (F) $25,000,000.

     The failure to satisfy the conditions set forth in clauses (2) and (3) above shall not prohibit any of the following as long as the condition set forth in clause (1) of such paragraph is satisfied (except as set forth below):

          (i) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with the provisions described above under "-- Limitation on Restricted Payments"; provided, however, notwithstanding clause (1) above, the occurrence or existence of a Default at the time of payment shall not prohibit the payment of such dividends;

          (ii) any purchase, redemption, defeasance, or other acquisition or retirement for value of Capital Stock or Subordinated Indebtedness of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Company (other than Redeemable Stock or Exchangeable Stock and other than stock issued or sold to a Subsidiary or to an employee stock ownership plan), provided, however, that notwithstanding clause (1) above under " -- Limitation on Restricted Payments," the occurrence or existence of a Default or Event of Default shall not prohibit, for purposes of this Section, the making of such purchase, redemption, defeasance or other acquisition or retirement, and provided, further, such purchase, redemption, defeasance or other acquisition or retirement shall not be included in the calculation of Restricted Payments made for purposes of clause (3) above under "-- Limitation on Restricted Payments," and provided, further, that the Net Cash Proceeds from such sale shall be excluded from sub-clause (C) of clause (3) above under "-- Limitation on Restricted Payments";

          (iii) any purchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Indebtedness of the Company made by exchange for, or out of the proceeds of the substantially concurrent Incurrence of for cash (other than to a Subsidiary), new Indebtedness of the Company, provided, however, that,

             (A) such new Indebtedness shall be contractually subordinated in right of payment to the Securities at least to the same extent as the Indebtedness being so redeemed, repurchased, defeased, acquired or retired,

             (B) if the Indebtedness being purchased, redeemed, defeased or acquired or retired for value is Non-Recourse Debt, such new Indebtedness shall be Non-Recourse Debt,

             (C) such new Indebtedness has a Stated Maturity either (1) no earlier than the Stated Maturity of the Indebtedness redeemed, repurchased, defeased, acquired or retired or (2) after the Stated Maturity of the Notes and

             (D) such Indebtedness has an Average Life equal to or greater than the Average Life of the Indebtedness redeemed, repurchased, defeased, acquired or retired, and provided, further, that such purchase, redemption, defeasance or other acquisition or retirement shall not be included in the calculation of Restricted Payments made for purposes of clause (3) above under "-- Limitation on Restricted Payments";

          (iv) any purchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Indebtedness upon a Change of Control or an Asset Sale to the extent required by the indenture or other agreement pursuant to which such Subordinated Indebtedness was issued, but only if the Company (A) in the case of a Change of Control, has made an offer to repurchase the Notes as described under "-- Covenants -- Change of Control" or (B) in the case of an Asset Sale, has applied the Net Available Cash from such Asset Sale in accordance with the provisions described under "-- Covenants -- Sales of Assets."

     Limitation on Incurrence of Indebtedness. Under the terms of the Indenture, the Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, Incur any Indebtedness, except that the Company may Incur Indebtedness if, after giving effect thereto, the Consolidated Coverage Ratio would be greater than 2:1.

     The foregoing provision will not limit the ability of the Company or any Restricted Subsidiary to Incur the following Indebtedness:

          (i) Refinancing Indebtedness (except with respect to Indebtedness referred to in clause (ii), (iii) or (iv) below);

          (ii) in addition to any Indebtedness otherwise permitted to be Incurred hereunder, Indebtedness of the Company at any one time outstanding in an aggregate principal amount not to exceed $50,000,000 and provided that the proceeds of such

     Indebtedness shall not be used for the purpose of making any Restricted Payments described in clause (i) or (ii) under "-- Limitation on Restricted Payments";

          (iii) Indebtedness of the Company which is owed to and held by a Wholly Owned Subsidiary and Indebtedness of a Wholly Owned Subsidiary which is owed to and held by the Company or a Wholly Owned Subsidiary; provided, however, that any subsequent issuance or transfer of any Capital Stock which results in any such Wholly Owned Subsidiary ceasing to be a Wholly Owned Subsidiary or any transfer of such Indebtedness (other than to the Company or a Wholly Owned Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the Company or by a Wholly Owned Subsidiary, as the case may be;

          (iv) Indebtedness of the Company under the Bank Credit Agreement which, when taken together with the aggregate amount of Indebtedness Incurred pursuant to clause (viii) of this paragraph, is not in excess of $50,000,000, and Indebtedness of the Company under the Working Capital Credit Agreement not in excess of $50,000,000;

          (v) Acquired Indebtedness; provided, however, that the Company would have been able to Incur such Indebtedness at the time of the Incurrence thereof pursuant to the immediately preceding paragraph;

          (vi) Indebtedness of the Company or a Restricted Subsidiary outstanding on the Issue Date (other than Indebtedness referred to in clause (iv) above and Indebtedness being repaid or retired with the proceeds of the Offering);

          (vii) Non-Recourse Debt of a Restricted Subsidiary (other than a Restricted Subsidiary existing on the Issue Date), the proceeds of which are used to acquire, develop, improve or construct a new Facility of such Restricted Subsidiary;

          (viii) guarantees by the Company of Indebtedness of Restricted Subsidiaries which, but for such guarantees, would be permitted to be Incurred pursuant to clause (vii) of this paragraph, provided that the aggregate principal amount of Indebtedness Incurred pursuant to this clause
     (viii), when taken together with outstanding Indebtedness Incurred under the Bank Credit Agreement pursuant to clause (iv) of this paragraph, is not in excess of $50,000,000; and

          (ix) Related Asset Indebtedness, provided that at the time of the Incurrence thereof, giving pro forma effect to the Incurrence thereof, Moody's and S&P shall have affirmed their respective ratings of the Notes in effect prior to the Incurrence of such Related Asset Indebtedness.

     Notwithstanding the provisions of this covenant described in the first two paragraphs above, the Indenture provides that the Company shall not Incur any Indebtedness if the proceeds thereof are used, directly or indirectly, to repay, prepay, redeem, defease, retire, refund or refinance any Subordinated Indebtedness unless such repayment, prepayment, redemption, defeasance, retirement, refunding or refinancing is not prohibited under "-- Limitation on Restricted Payments" or unless such Indebtedness shall be contractually subordinated to the Notes at least to the same extent as such Subordinated Indebtedness.

     Limitation on Payment Restrictions Affecting Subsidiaries. Under the terms of the Indenture, the Company shall not, and shall not permit any Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

          (i) pay dividends to or make any other distributions on its Capital Stock, or pay any Indebtedness or other obligations owed to the Company or any other Restricted Subsidiary,

          (ii) make any Investments in the Company or any other Restricted Subsidiary or

          (iii) transfer any of its property or assets to the Company or any other Restricted Subsidiary; provided, however, that the foregoing shall not apply to

             (a) any encumbrance or restriction existing pursuant to the Indenture or any other agreement or instrument as in effect or entered into on the Issue Date;

             (b) any encumbrance or restriction with respect to a Subsidiary pursuant to an agreement relating to any Acquired Indebtedness; provided, however, that such encumbrance or restriction was not Incurred in connection with or in contemplation of such Subsidiary becoming a Subsidiary;

             (c) any encumbrance or restriction pursuant to an agreement effecting a refinancing of Indebtedness referred to in clause (a) or (b) above or contained in any amendment or modification with respect to such Indebtedness; provided, however, that the encumbrances and restrictions contained in any such agreement, amendment or modification are no less favorable in any material respect with respect to the matters referred to in clauses (i), (ii) and (iii) above than the encumbrances and restrictions with respect to the Indebtedness being refinanced, amended or modified;

             (d) in the case of clause (iii) above, customary non-assignment provisions of (A) any leases governing a leasehold interest, (B) any supply, license or other agreement entered into in the ordinary course of business of the Company or any Subsidiary or (C) any security agreement relating to a Lien permitted by clause (l) of the covenant described under "-- Limitation on Liens" below that, in the reasonable determination of the President or Chief Financial Officer of the Company
        (x) is required in order to obtain such financing and (y) is customary for such financings;

             (e) any restrictions with respect to a Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary pending the closing of such sale or disposition;

             (f) any encumbrance imposed pursuant to the terms of Indebtedness incurred pursuant to clause (vii) of the proviso to the covenant described under "-- Limitation on Incurrence of Indebtedness" above, provided that such encumbrance in the written opinion of the President or Chief Financial Officer of the Company, (x) is required in order to obtain such financing, (y) is customary for such financings and (z) applies only to the assets of or revenues of the applicable Facility; or

             (g) any encumbrance or restriction existing by reason of applicable law.

     Limitation on Sale/Leaseback Transactions. Under the terms of the Indenture, the Company shall not, and shall not permit any Restricted Subsidiary to, enter into any Sale/ Leaseback Transaction unless

          (i) the Company or such Subsidiary would be entitled to create a Lien on such property securing Indebtedness in an amount equal to the Attributable Debt with respect to such transaction without equally and ratably securing the Securities pursuant to the covenant entitled "Limitation on Liens" or

          (ii) the net proceeds of such sale are at least equal to the fair value (as determined by the Board of Directors) of such property and the Company or such Subsidiary shall apply or cause to be applied an amount in cash equal to the net proceeds of such sale to the retirement, within 30 days of the effective date of any such arrangement, of Senior Indebtedness or Indebtedness of a Restricted Subsidiary; provided, however, that in addition to the transactions permitted pursuant to the foregoing clauses
     (i) and (ii), the Company or any Restricted Subsidiary may enter into a Sale/Leaseback Transaction as long as the sum of

             (x) the Attributable Debt with respect to such Sale/Leaseback Transaction and all other Sale/Leaseback Transactions entered into pursuant to this proviso, plus

             (y) the amount of outstanding Indebtedness secured by Liens Incurred pursuant to the final proviso to the covenant described under "-- Limitation on Liens" below, does not exceed 10% of Consolidated Net Tangible Assets as determined based on the consolidated balance sheet of the Company as of the end of the most recent fiscal quarter for which financial statements are available; and provided, further, that a Restricted Subsidiary that is not a Restricted Subsidiary on the Issue Date may enter into a Sale/Leaseback Transaction with respect to property owned by such Restricted Subsidiary, the proceeds of which are used to acquire, develop, construct, or repay (within 365 days of the commencement of commercial operation of such Facility) Indebtedness Incurred to acquire, develop or construct, a new Facility of such Restricted Subsidiary, as long as neither the Company nor any other Restricted Subsidiary shall have any obligation or liability in connection therewith.

     Limitation on Liens. Under the terms of the Indenture, the Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, incur or permit to exist any Lien of any nature whatsoever on any of its properties (including, without limitation, Capital Stock), whether owned at the date of such Indenture or thereafter acquired, other than

          (a) pledges or deposits made by such Person under workers' compensation, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for payment of Indebtedness) or leases to which such Person is a party, or deposits to secure statutory or regulatory obligations of such Person or deposits of cash of United States Government bonds to secure surety, appeal or performance bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

          (b) Liens imposed by law such as carriers', warehousemen's and mechanics' Liens, in each case, arising in the ordinary course of business and with respect to amounts not yet due or being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made; or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be diligently prosecuting appeal or other proceedings for review;

          (c) Liens for property taxes not yet subject to penalties for non-payment or which are being contested in good faith and by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made;

          (d) Liens in favor of issuers or surety bonds or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business; provided, however, that such letters of credit may not constitute Indebtedness;

          (e) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness or other extensions of credit and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

          (f) Liens securing Indebtedness Incurred to finance the construction or purchase of, or repairs, improvements or additions to, property, which shall include, without limitation, Liens on the stock of the Restricted Subsidiary that has purchased or owns such property; provided, however, that the Lien may not extend to any other property owned by the Company or any Restricted Subsidiary at the time the Lien is incurred, and the Indebtedness secured by the Lien may not be issued more than 270 days after the later of the acquisition, completion of construction, repair, improvement, addition or commencement of full operation of the property subject to the Lien;

          (g) Liens existing on the Issue Date (other than Liens relating to Indebtedness or other obligations being repaid or liens that are otherwise extinguished with the proceeds of the Offering);

          (h) Liens on property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, that any such lien may not extend to any other property owned by the Company or any Restricted Subsidiary;

          (i) Liens on property at the time the Company or a Subsidiary acquires the property, including any acquisition by means of a merger or consolidation with or into the Company or a Subsidiary; provided, however, that such Liens are not incurred in connection with, or in contemplation of, such merger or consolidation; and provided, further, that the Lien may not extend to any other property owned by the Company or any Restricted Subsidiary;

          (j) Liens securing Indebtedness or other obligations of a Subsidiary owing to the Company or a Wholly Owned Subsidiary;

          (k) Liens incurred by a Person other than the Company or any Subsidiary on assets that are the subject of a Capitalized Lease Obligation to which the Company or a Subsidiary is a party; provided, however, that any such Lien may not secure

     Indebtedness of the Company or any Subsidiary (except by virtue of clause
     (ix) of the definition of "Indebtedness") and may not extend to any other property owned by the Company or any Restricted Subsidiary;

          (l) Liens Incurred by a Restricted Subsidiary on its assets to secure Non-Recourse Debt Incurred pursuant to clause (vii) of the second paragraph under "-- Limitation on Incurrence of Indebtedness" above, provided that such Lien (A) is incurred at the time of the initial Incurrence of such Indebtedness and (B) does not extend to any assets or property of the Company or any other Restricted Subsidiary;

          (m) Liens not in respect of Indebtedness arising from Uniform Commercial Code financing statements for informational purposes with respect to leases Incurred in the ordinary course of business and not otherwise prohibited by this Indenture;

          (n) Liens not in respect of Indebtedness consisting of the interest of the lessor under any lease Incurred in the ordinary course of business and not otherwise prohibited by this Indenture;

          (o) Liens which constitute banker's liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with any bank or other financial institution, whether arising by operation of law or pursuant to contract;

          (p) Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (f), (g), (h) and (i), provided, however, that (x) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property) and (y) the Indebtedness secured by such Lien at such time is not increased (other than by an amount necessary to pay fees and expenses, including premiums, related to the refinancing, refunding, extension, renewal or replacement of such Indebtedness); and

          (q) Liens by which the Notes are secured equally and ratably with other Indebtedness of the Company pursuant to the provisions described under "-- Limitations on Liens," without effectively providing that the Notes shall be secured equally and ratably with (or prior to) the obligations so secured for so long as such obligations are so secured; and

          (r) Liens on assets relating to the Magic Valley Generating Station;

     provided, however, that the Company may incur other Liens to secure Indebtedness as long as the sum of (x) the amount of outstanding Indebtedness secured by Liens incurred pursuant to this proviso plus (y) the Attributable Debt with respect to all outstanding leases in connection with Sale/Leaseback Transactions entered into pursuant to the proviso under "-- Limitation on Sale/Leaseback Transactions," does not exceed 10% of Consolidated Net Tangible Assets as determined with respect to the Company as of the end of the most recent fiscal quarter for which financial statements are available.

     Change of Control. Under the terms of the Indenture, in the event of a Change of Control Triggering Event, the Company shall make an offer to purchase (the "Change of Control Offer") the Notes then outstanding at a purchase price equal to 101% of the principal amount (excluding any premium) thereof plus accrued and unpaid interest to the Change of Control Purchase Date (as defined below) on the terms set forth in this provision. The date on which the Company shall purchase the Notes pursuant to this provision (the "Change of Control Purchase Date") shall be no earlier than 30 days, nor later than 60 days, after the notice referred to below is mailed, unless a longer period shall be required by law. The Company shall notify the Trustee in writing promptly after the occurrence of any Change of Control Triggering Event of the Company's obligation to offer to purchase all of the Notes.

     Notice of a Change of Control Offer shall be mailed by the Company to the Holders of the Notes at their last registered address (with a copy to the Trustee and the Paying Agent) within thirty (30) days after a Change in Control Triggering Event has occurred. The Change of Control Offer shall remain open from the time of mailing until a date not more than five (5) Business Days before the Change of Control Purchase Date. The notice shall contain all instructions and materials necessary to enable such Holders to tender (in whole or in part) the Notes pursuant to the Change of Control Offer. The notice, which shall govern the terms of the Change of Control Offer, shall state:

          (a) that the Change of Control Offer is being made pursuant to the Indenture;

          (b) the purchase price and the Change of Control Purchase Date;

          (c) that any Note not surrendered or accepted for payment will continue to accrue interest;

          (d) that any Note accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest after the Change of Control Purchase Date;

          (e) that any Holder electing to have a Note purchased (in whole or in part) pursuant to a Change of Control Offer will be required to surrender the Note, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Note completed, to the Paying Agent at the address specified in the notice (or otherwise make effective delivery of the Note pursuant to book-entry procedures and the related rules of the applicable depositories) at least five (5) Business Days before the Change of Control Purchase Date; and

          (f) that any Holder will be entitled to withdraw his or her election if the Paying Agent receives, not later than three (3) Business Days prior to the Change of Control Purchase Date, a facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Note the Holder delivered for purchase and a statement that such Holder is withdrawing his or her election to have the Note purchased.

     On the Change of Control Purchase Date, the Company shall:

          (i) accept for payment the Notes, or portions thereof, surrendered and properly tendered and not withdrawn, pursuant to the Change of Control Offer,

          (ii) deposit with the Paying Agent, no later than 10:00 a.m. eastern standard time, money, in immediately available funds, sufficient to pay the purchase price of all the Notes or portions thereof so accepted and

          (iii) deliver to the Trustee, no later than 10:00 a.m. eastern standard time, the Notes so accepted together with an Officers' Certificate stating that such Notes have been accepted for payment by the Company. The Paying Agent shall promptly mail or deliver to Holders of Notes so accepted payment in an amount equal to the purchase price. Holders whose Notes are purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered.

     Transactions with Affiliates. Under the terms of the Indenture, the Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, enter into, permit to exist, renew or extend any transaction or series of transactions (including, without limitation, the sale, purchase, exchange or lease of any assets or property or the rendering of any services) with any Affiliate of the Company unless

          (i) the terms of such transaction or series of transactions are (A) no less favorable to the Company or such Restricted Subsidiary, as the case may be, than would be obtainable in a comparable transaction or series of related transactions in arm's-length dealings with an unrelated third-party and (B) set forth in writing, if such transaction or series of transactions involve aggregate payments or consideration in excess of $1,000,000, and

          (ii) with respect to a transaction or series of transactions involving the sale, purchase, lease or exchange of property or assets having a value in excess of $5,000,000, such transaction or series of transactions has been approved by a majority of the disinterested members of the Board of Directors or, if there are no disinterested members of the Board of Directors, the Board of Directors of the Company shall have received a written opinion of a nationally recognized investment banking firm stating that such transaction or series of transactions is fair to the Company or such Restricted Subsidiary from a financial point of view.

     The foregoing provisions do not prohibit

          (i) the payment of reasonable fees to directors of the Company and its subsidiaries who are not employees of the Company or its subsidiaries;

          (ii) any transaction between the Company and a Wholly Owned Subsidiary or between Wholly Owned Subsidiaries otherwise permitted by the terms of the Indenture;

          (iii) the payment of any Restricted Payment which is expressly permitted to be paid pursuant to the second paragraph under "-- Covenants -- Limitation on Restricted Payments;"

          (iv) any issuance of securities or other reasonable payments, awards or grants, in cash or otherwise, pursuant to, or the funding of, employment arrangements approved by the Board of Directors;

          (v) the grant of stock options or similar rights to employees and directors of the Company pursuant to plans approved by the Board of Directors;

          (vi) loans or advances to employees in the ordinary course of business;

          (vii) any repurchase, redemption or other retirement of Capital Stock of the Company held by employees of the Company or any of its Subsidiaries upon death, disability or termination of employment at a price not in excess of the fair market value thereof approved by the Board of Directors;

          (viii) any transaction between or among the Company and any Subsidiary in the ordinary course of business and consistent with past practices of the Company and its Subsidiaries;

          (ix) payments of principal, interest and commitment fees under the Bank Credit Agreement; and

          (x) any agreement to do any of the foregoing. Any transaction which has been determined, in the written opinion of an independent nationally recognized investment banking firm, to be fair, from a financial point of view, to the Company or the applicable Restricted Subsidiary shall be deemed to be in compliance with this provision.

     Sales of Assets. Under the terms of the Indenture, neither the Company nor any Restricted Subsidiary shall consummate any Asset Sale unless:

          (i) the Company or such Restricted Subsidiary receives consideration at the time of such Asset Sale at least equal to the fair market value, as determined in good faith by the Board of Directors, of the shares or assets subject to such Asset Sale,

          (ii) at least 60% of the consideration thereof received by the Company or such Restricted Subsidiary is in the form of cash or cash equivalents which are promptly converted into cash by the Person receiving such payment, and

          (iii) an amount equal to 100% of the Net Available Cash is applied by the Company (or such Subsidiary, as the case may be) as set forth herein.

     Under the terms of the Indenture, the Company shall not permit any Unrestricted Subsidiary to make any Asset Sale unless such Unrestricted Subsidiary receives consideration at the time of such Asset Sale at least equal to the fair market value of the shares or assets so disposed of as determined in good faith by the Board of Directors.

     Under the terms of the Indenture, within 365 days (such period being the "Application Period") following the consummation of an Asset Sale, the Company or such Restricted Subsidiary shall apply the Net Available Cash from such Asset Sale as follows:

          (i) first, to the extent the Company or such Restricted Subsidiary elects, to reinvest in Additional Assets (including by means of an investment in Additional Assets by a Restricted Subsidiary with Net Available Cash received by the Company or another Restricted Subsidiary);

          (ii) second, to the extent of the balance of such Net Available Cash after application in accordance with clause (i), and to the extent the Company or such Restricted Subsidiary elects (or is required by the terms of any Senior Indebtedness or any Indebtedness of such Restricted Subsidiary), to prepay, repay or purchase Senior Indebtedness (other than Notes) or Indebtedness (other than any Preferred Stock) of a Restricted Subsidiary (in each case other than Indebtedness owed to the Company or an Affiliate of the Company);

          (iii) third, to the extent of the balance of such Net Available Cash after application in accordance with clauses (i) and (ii), and to the extent the Company or such Restricted Subsidiary elects, to purchase Notes; and

          (iv) fourth, to the extent of the balance of such Net Available Cash after application in accordance with clauses (i), (ii) and (iii), to make an offer to purchase the Notes at not less than their principal amount plus accrued interest (if any) pursuant to and subject to the conditions set forth in the Indenture; provided, however, that in connection with any prepayment, repayment or purchase of Indebtedness pursuant to clause (ii),
     (iii) or (iv) above, the Company or such Restricted Subsidiary shall retire such Indebtedness and cause the related loan commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased.

     To the extent that any Net Available Cash from any Asset Sale remains after the application of such Net Available Cash in accordance with this paragraph, the Company or such Restricted Subsidiary may utilize such remaining Net Available Cash in any manner not otherwise prohibited by the Indenture.

     To the extent that any or all of the Net Available Cash of any Foreign Asset Sale is prohibited or delayed by applicable local law from being repatriated to the United States, the portion of such Net Available Cash so affected shall not be required to be applied at the time provided above, but may be retained by the applicable Restricted Subsidiary so long, but only so long, as the applicable local law will not permit repatriation to the United States (the Company hereby agreeing to promptly take or cause the applicable Restricted Subsidiary to promptly take all actions required by the applicable local law to permit such repatriation). Once such repatriation of any of such affected Net Available Cash is permitted under the applicable local law, such repatriation shall be immediately effected and such repatriated Net Available Cash will be applied in the manner set forth in this provision as if such Asset Sale had occurred on the date of such repatriation.

     Notwithstanding the foregoing, to the extent that the Board of Directors determines, in good faith, that repatriation of any or all of the Net Available Cash of any Foreign Asset Sale would have a material adverse tax consequence to the Company, the Net Available Cash so affected may be retained outside of the United States by the applicable Restricted Subsidiary for so long as such material adverse tax consequence would continue.

     Under the Indenture, the Company shall not be required to make an offer to purchase the Notes if the Net Available Cash available from an Asset Sale (after application of the proceeds as provided in clauses (i) and (ii) of the second paragraph above) is less than $1,000,000 for any particular Asset Sale (which lesser amounts shall not be carried forward for purposes of determining whether an offer is required with respect to the Net Available Cash from any subsequent Asset Sale).

     Notwithstanding the foregoing, this provision shall not apply to, or prevent any sale of assets, property, or Capital Stock of Subsidiaries to the extent that the fair market value (as determined in good faith by the Board of Directors) of such asset, property or Capital Stock, together with the fair market value of all other assets, property, or Capital Stock of Subsidiaries sold, transferred or otherwise disposed of in Asset Sales during the twelve month period preceding the date of such sale, does not exceed 5% of Consolidated Net Tangible Assets as determined as of the end of the most recent fiscal quarter for which financial statements are available (it being understood that this provision shall only apply with respect to the fair market value of such asset, property or Capital Stock in excess of 5% of consolidated Net Tangible Assets), and no violation of this provision shall be deemed to have occurred as a consequence thereof.

     In the event of the transfer of substantially all (but not all) of the property and assets of the Company as an entirety to a Person in a transaction permitted under the covenant described under "-- Merger and Consolidation," the Successor Corporation shall be deemed to have sold the properties and assets of the Company not so transferred for purposes of this covenant, and shall comply with the provisions of this covenant with respect to such deemed sale as if it were an Asset Sale.

     Limitation on the Issuance of Capital Stock and the Incurrence of Indebtedness of Restricted Subsidiaries. Pursuant to the terms of the Indenture, the Company shall not permit any Restricted Subsidiary, directly or indirectly, to issue or sell, and shall not permit any Person other than the Company or a Wholly Owned Subsidiary to own (except to the extent that any such Person may own on the Issue Date), any shares of such Restricted Subsidiary's Capital Stock (including options, warrants or other rights to purchase shares of Capital Stock) except, to the extent otherwise permitted by the Indenture,

          (i) to the Company or another Restricted Subsidiary that is a Wholly Owned Subsidiary of the Company, or

          (ii) if, immediately after giving effect to such issuance and sale, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary for purposes of the Indenture; provided, however, that a Restricted Subsidiary that has an interest in a Facility may sell shares of Non-Convertible Stock that is not Preferred Stock if, after giving effect to such sale, the Company or a Wholly Owned Subsidiary continues to hold at least a majority of each class of Capital Stock of such Restricted Subsidiary. The Company shall not permit any Restricted Subsidiary, directly or indirectly, to Incur Indebtedness other than pursuant to the second paragraph under "-- Limitation on Incurrence of Indebtedness."

     Limitation on Changes in the Nature of the Business. The Indenture provides that the Company and its Subsidiaries shall engage only in the business of acquiring, constructing, managing, developing, improving, owning and operating Facilities, as well as any other activities reasonably related to the foregoing activities (including acquiring and holding reserves), including but not limited to investing in Facilities; provided that up to 10% of the Company's Consolidated total assets may be used in Unrelated Businesses without constituting a violation of this covenant. In addition, the Company will, and will cause its Subsidiaries, to conduct their respective businesses in a manner so as to maintain the exemption of the Company and its Subsidiaries from treatment as a public utility holding company under PUHCA or an electric utility or public utility under any federal, state or local law; provided, however, to the extent that any such law is amended following the Issue Date in such a manner that would (absent application of this proviso) make compliance with this paragraph result in a material adverse effect on the Company's results of operations or financial condition, then the Company shall not be required to comply with this paragraph, but only to the extent of actions or failures to act that would (absent application of this proviso) constitute violations of this Covenant solely as a result of such amendment.

     Limitation on Subsidiary Investments. The Indenture provides that the Company will not permit any Subsidiary with an interest in a Facility to make any investment in or merge with any other person with an interest in a power generation facility or, except in connection with the acquisition of Related Assets by such Subsidiary, in an Unrelated Business.

     Merger and Consolidation. Under the terms of each of the Indentures, the Company shall not, in a single transaction or through a series of related transactions, consolidate with or merge with or into any other corporation or sell, assign, convey, transfer or lease or otherwise dispose of all or substantially all of its properties and assets as an entirety to any Person or group of affiliated Persons unless:

          (i) either (A) the Company shall be the continuing Person, or (B) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or to which the properties and assets of the Company as an entirety are transferred (the "Successor Corporation") shall be a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia and shall expressly assume, by an indenture supplemental to the Indenture, executed and delivered to the Trustee, in form and substance reasonably satisfactory to the Trustee, all the obligations of the Company under the Indenture and the Notes;

          (ii) immediately before and immediately after giving effect to such transaction on a pro forma basis (and treating any Indebtedness which becomes an obligation of the Company (or the Successor Corporation if the Company is not the continuing obligor under the Indenture) or any Restricted Subsidiary as a result of such transaction as having been Incurred by such Person at the time of such transaction), no Default shall have occurred and be continuing;

          (iii) the Company shall have delivered, or caused to be delivered, to the Trustee an Officers' Certificate and, as to legal matters, an Opinion of Counsel, each in form and substance reasonably satisfactory to the Trustee, each stating that such consolidation, merger or transfer and such supplemental indenture comply with the Indenture and that all conditions precedent herein provided for relating to such transaction have been complied with;

          (iv) immediately after giving effect to such transaction on a pro forma basis (and treating any Indebtedness which becomes an obligation of the Company (or the Successor Corporation if the Company is not the continuing obligor under the Indenture) or a Restricted Subsidiary in connection with or as a result of such transaction as having been Incurred by such Person at the time of such transaction), the Company (or the Successor Corporation if the Company is not the continuing obligor under the Indenture) shall have a Consolidated Net Worth in an amount which is not less than the Consolidated Net Worth of the Company immediately prior to such transaction; and

          (v) immediately after giving effect to such transaction on a pro forma basis (and treating any Indebtedness which becomes an obligation of the Company (or the Successor Corporation if the Company is not the continuing obligor under the Indenture) or a Restricted Subsidiary in connection with or as a result of such transaction as having been Incurred by such Person at the time of such transaction), the Consolidated Coverage Ratio of the Company (or the Successor Corporation if the Company is not the continuing obligor under the Indenture) is at least 1.10:1, or, if less, equal to the Consolidated Coverage Ratio of the Company immediately prior to such transaction; provided that, if the Consolidated Coverage Ratio of the Company before giving effect to such transaction is within the range set forth in column (A) below, then the pro forma Consolidated Coverage Ratio of the Company (or the Successor Corporation if the Company is not the continuing obligor under the Indenture) shall be at least equal to the lesser of (1) the ratio determined by multiplying the percentage set forth in column (B) below by the Consolidated Coverage Ratio of the Company prior to such transaction and
     (2) the ratio set forth in column (C) below:

                   (A)                     (B)     (C)
                   ---                     ---    -----
1.11:1 to 1.99:1.........................  100%   1.6:1
2.00:1 to 2.99:1.........................   90%   2.1:1
3.00:1 to 3.99:1.........................   80%   2.4:1
4.00:1 or more...........................   70%   2.5:1

     Notwithstanding the foregoing clauses (ii), (iv) and (v), any Restricted Subsidiary (other than a Subsidiary having an interest in a Facility) may consolidate with, merge into or transfer all or part of its properties and assets to the Company or any Wholly Owned Subsidiary or Wholly Owned Subsidiaries (other than a Subsidiary or Subsidiaries which have an interest in a Facility) and no violation of this provision will be deemed to have occurred as a consequence thereof, as long as the requirements of clauses (i) and (iii) are satisfied in connection therewith.

     Upon any such assumption by the Successor Corporation, except in the case of a lease, the Successor Corporation shall succeed to and be substituted for the Company under the Indenture and the Notes and the Company shall thereupon be released from all obligations under the Indenture and under the Notes and the Company as the predecessor corporation may thereupon or at any time thereafter be dissolved, wound up or liquidated. The Successor Corporation thereupon may cause to be signed, and may issue either in its own name or in the name of the Company, all or any of the Notes issuable under the Indenture which theretofore shall not have been signed by the Company and delivered to the Trustee; and, upon the order of the Successor Corporation instead of the Company and subject to all the terms, conditions and limitations prescribed in the Indenture, the Trustee shall authenticate and shall deliver any Notes which the Successor Corporation thereafter shall cause to be signed and delivered to the Trustee for that purpose. All the Notes so issued shall in all respects have the same legal rank and benefit under the Indenture as the Notes theretofore or thereafter issued in accordance with the terms of the Indenture as though all such Notes had been issued at the date of the execution of the Indenture.

     In the case of any such consolidation, merger or transfer, such changes in form (but not in substance) may be made in the Notes thereafter to be issued as may be appropriate.

EVENTS OF DEFAULT

     "Events of Default" are defined in the Indenture as

          (a) default for 30 days in payment of any interest installment due and payable on the Notes,

          (b) default in payment of the principal when due on any Note, or failure to purchase Notes when required pursuant to the Indenture or the Notes,

          (c) default in performance of any other covenants or agreements in the Indenture or in the Notes for 30 days after written notice to the Company by the Trustee or to the Company and the Trustee by the holders of at least 25% in principal amount of the Notes then outstanding,

          (d) there shall have occurred either (i) a default by the Company or any Subsidiary under any instrument or instruments under which there is or may be secured or evidenced any Indebtedness of the Company or any Subsidiary of the

     Company (other than the Notes) having an outstanding principal amount of $2,000,000 (or its foreign currency equivalent) or more individually or $5,000,000 (or its foreign currency equivalent) or more in the aggregate that has caused the holders thereof to declare such Indebtedness to be due and payable prior to its Stated Maturity or (ii) a default by the Company or any Subsidiary in the payment when due of any portion of the principal under any such instrument, and such unpaid portion exceeds $2,000,000 (or its foreign currency equivalent) individually or $5,000,000 (or its foreign currency equivalent) in the aggregate and is not paid, or such default is not cured or waived, within any grace period applicable thereto, unless such Indebtedness is discharged within 20 days of the Company or a Restricted Subsidiary becoming aware of such default; provided, however, that the foregoing shall not apply to any default on Non-Recourse Indebtedness;

          (e) any final judgment or order (not covered by insurance) for the payment of money shall be rendered against the Company or any Significant Subsidiary in an amount in excess of $2,000,000 (or its foreign currency equivalent) individually or $5,000,000 (or its foreign currency equivalent) in the aggregate for all such final judgments or orders against all such Persons (treating any deductibles, self-insurance or retention as not so covered) and shall not be discharged, and there shall be any period of 30 consecutive days following entry of the final judgment or order in excess of $2,000,000 (or its foreign currency equivalent) individually or that causes the aggregate amount for all such final judgments or orders outstanding against all such Persons to exceed $5,000,000 (or its foreign currency equivalent) during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect; and

          (f) certain events of bankruptcy, insolvency and reorganization of the Company.

     If any Event of Default (other than an Event of Default described in clause
(f) with respect to the Company) occurs and is continuing, the Indenture provides that the Trustee by notice to the Company, or the Holders of at least 25% in principal amount of the Notes by notice to the Company and the Trustee, may declare the principal amount of the Notes and any accrued and unpaid interest to be due and payable immediately. If an Event of Default described in clause (f) with respect to the Company occurs, the principal of and interest on all the Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders of Notes. The Holders of a majority in principal amount of the Notes by notice to the Trustee may rescind any such declaration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default have been cured or waived other than the non-payment of principal of or interest on the Notes which shall have become due by such declaration.

     The Company must file annually with the Trustee a certificate describing any Default by the Company in the performance of any conditions or covenants that has occurred under the Indenture and its status. The Company must give the Trustee written notice within 30 days of any Default under the Indenture that could mature into an Event of Default described in clause (c), (d), (e) or (f) of the second preceding paragraph.

     The Trustee is entitled, subject to the duty of the Trustee during a Default to act with the required standard of care, to be indemnified before proceeding to exercise any right or power under the Indenture at the direction of the Holders of the Notes or which requires the Trustee to expend or risk its own funds or otherwise incur any financial liability. The Indenture also provides that the Holders of a majority in principal amount of the Notes issued under the Indenture may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee; however, the Trustee may refuse to follow any such direction that conflicts with law or the Indenture, is unduly prejudicial to the rights of other Holders of the Notes, or would involve the Trustee in personal liability.

     The Indenture provides that while the Trustee generally must mail notice of a Default or Event of Default to the holders of the Notes within 90 days of occurrence, the Trustee may withhold notice to the Holders of the Notes of any Default or Event of Default (except in payment on the Notes) if the Trustee in good faith determines that the withholding of such notice is in the interest of the Holders of the Notes.

MODIFICATION OF THE INDENTURE

     Under the terms of the Indenture, the Company and the Trustee may, with the consent of the Holders of a majority in principal amount of the outstanding Notes amend or supplement the Indenture or the Notes except that no amendment or supplement may, without the consent of each affected Holder,

          (i) reduce the principal of or change the Stated Maturity of any Note,

          (ii) reduce the rate of or change the time of payment of interest on any Note,

          (iii) change the currency of payment of the Notes,

          (iv) provide that the Notes will be redeemable prior to maturity,

          (v) reduce the amount of Notes, the holders of which must consent to an amendment or supplement or

          (vi) change the provisions of the Indenture relating to waiver of past defaults, rights of Holders of the Notes to receive payments or the provisions relating to amendments of the Indenture that require the consent of Holders of each affected Note.

ACTIONS BY NOTEHOLDERS

     Under the terms of the Indenture, a Holder of Notes may not pursue any remedy with respect to the Indenture or the Notes (except actions for payment of overdue principal or interest), unless

          (i) the Holder has given notice to the Trustee of a continuing Event of Default,

          (ii) Holders of at least 25% in principal amount of the Notes have made a written request to the Trustee to pursue such remedy,

          (iii) such Holder or Holders have offered the Trustee security or indemnity reasonably satisfactory to it against any loss, liability or expense,

          (iv) the Trustee has not complied with such request within 60 days of such request and offer and

          (v) the Holders of a majority in principal amount of the Notes have not given the Trustee an inconsistent direction during such 60-day period.

DEFEASANCE, DISCHARGE AND TERMINATION

     Defeasance and Discharge. The Indenture provides that the Company will be discharged from any and all obligations in respect of the Notes, and the provisions of the Indenture will no longer be in effect with respect to such Notes (except for, among other matters, certain obligations to register the transfer or exchange of such Notes, to replace stolen, lost or mutilated Notes, to maintain paying agencies and to hold monies for payment in trust, and the rights of holders to receive payments of principal and interest thereon), on the 123rd day after the date of the deposit with the Trustee, in trust, of money or U.S. Government Obligations that, through the payment of interest and principal in respect thereof in accordance with their terms, will provide money, or a combination thereof, in an amount sufficient to pay the principal of and interest on such Notes, when due in accordance with the terms of the Indenture and such Notes. Such a trust may only be established if, among other things,

          (i) the Company has delivered to the Trustee either

             (a) an Opinion of Counsel (who may not be employed by the Company) to the effect that Holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, which Opinion of Counsel must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable federal income tax law occurring after the date of the Indenture or

             (b) a ruling of the Internal Revenue Service to such effect, and

          (ii) no Default under the Indenture shall have occurred and be continuing on the date of such deposit or during the period ending on the 123rd day after such date of deposit and such deposit shall not result in or constitute a Default or result in a breach or violation of, or constitute a default under, any other agreement or instrument to which the Company is a party or by which the Company is bound.

     Defeasance of Certain Covenants and Certain Events of Default. The Indenture further provides that the provisions of the Indenture will no longer be in effect with respect to the provisions described in clauses (iv) and (v) under "-- Covenants -- Merger and Consolidation" and all the other covenants described herein under "-- Covenants," clause (c) under "-- Events of Default" with respect to such covenants and clauses (iv) and (v) under "-- Covenants -- Merger and Consolidation," and clauses (d) and (e) under
"-- Events of Default" shall be deemed not to be Events of Default under the Indenture, and the provisions described herein under "-- Ranking" shall not apply, upon the deposit with the Trustee, in trust, of money or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of and interest on the Notes issued thereunder when due in accordance with the terms of the Indenture. Such a trust may only be established if, among other things, the provisions described in clause (ii) of the immediately preceding paragraph have been satisfied and the Company has delivered to the Trustee an Opinion of Counsel (who may not be an employee of the Company) to the effect that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

     Defeasance and Certain Other Events of Default. In the event the Company exercises its option to omit compliance with certain covenants and provisions of the Indenture with respect to the Notes, as described in the immediately preceding paragraph and such Notes are declared due and payable because of the occurrence of an Event of Default that remains applicable, the amount of money or U.S. Government Obligations on deposit with the Trustee will be sufficient to pay principal of and interest on Notes on the respective dates on which such amounts are due but may not be sufficient to pay amounts due on such Notes, at the time of the acceleration resulting from such Event of Default. However, the Company shall remain liable for such payments.

     Termination of Company's Obligations in Certain Circumstances. The Indenture further provides that the Company will be discharged from any and all obligations in respect of the Notes and the provisions of such Indenture will no longer be in effect with respect to the Notes (except to the extent provided under "-- Defeasance and Discharge") if such Notes mature within one year and the Company deposits with the Trustee, in trust, money or U.S. Government Obligations that, through the payment of interest and principal in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on such Notes when due in accordance with the terms of the Indenture and such Notes. Such a trust may only be established if, among other things,

          (i) no Default under the Indenture shall have occurred and be continuing on the date of such deposit,

          (ii) such deposit will not result in or constitute a Default or result in a breach or violation of, or constitute a Default under, any other agreement or instrument to which the Company is a party or by which it is bound and

          (iii) the Company has delivered to the Trustee an Opinion of Counsel stating that such conditions have been complied with.

     Pursuant to this provision, the Company is not required to deliver an Opinion of Counsel to the effect that Holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit and termination, and there is no assurance that Holders would not recognize income, gain or loss for U.S. federal income tax purposes as a result thereof or that Holders would be subject to U.S. federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and termination had not occurred.

UNCLAIMED MONEY

     Under the terms of the Indenture, subject to any applicable abandoned property law, the Trustee will pay to the Company upon request any money held by it for the payment of principal or interest that remains unclaimed for two years. After payment to the Company, Holders of Notes entitled to such money must look to the Company for payment as general creditors.

CONCERNING THE TRUSTEE AND PAYING AGENT

     The Bank of New York will act as Trustee under the Indenture and will initially be Paying Agent and Registrar for the Notes. The Company may have in the future other relationships with such bank. Notices to the Trustee, Paying Agent and Registrar under the Indenture should be directed to The Bank of New York, 101 Barclay Street, 21st Floor, New York, New York 10286, Attention: Corporate Trust Trustee Administration.

GOVERNING LAW

     Under the terms of the Indenture, the laws of the State of New York govern the Indenture and the Notes.

BOOK-ENTRY SYSTEM

     The Notes will be represented by one or more Global Notes (collectively, the "Global Note") registered in the name of a nominee of The Depository Trust Company, as Depositary ("DTC"). Upon the issuance of the Global Note (each a "Global Note" and together the "Global Notes"), DTC or its custodian will credit, on its internal system, the respective principal amount of the individual beneficial interests represented by such Global Note to the accounts of persons who have accounts with such depositary. Such accounts initially will be designated by or on behalf of the underwriters, dealer or agents. Ownership of beneficial interests in a Global Note will be limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants. Ownership of beneficial interests in the Global Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

     So long as DTC, or its nominee, is the registered owner or holder of a Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Note for all purposes under the Indenture and the Notes. No beneficial owner of an interest in a Global Note will be able to transfer that interest except in accordance with DTC's applicable procedures, in addition to those provided for under the Indenture.

     Payments of the principal of, and interest on, the Global Notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. Neither the Company, the Trustee nor any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficiary ownership interests.

     The Company expects that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a Global Note will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note as shown on the records of DTC or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

     Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds. If a holder requires physical delivery of a Certificated Note for any reason, including to sell Notes to persons in states which require such delivery of such Notes or to pledge such Notes, such holder must transfer its interest in the Global Note in accordance with the normal procedures of DTC and the procedures set forth in the Indenture.

     DTC has advised the Company that it will take any action permitted to be taken by a holder of Notes (including the presentation of Notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the Global Note is credited and only in respect of such portion of the aggregate principal amount of Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the Notes, DTC will exchange the Global Note for Certificated Notes which it will distribute to its participants.

     DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

     Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interest in the Global Note among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee will have any responsibility for the performance by DTC or its respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

CERTIFICATED NOTES

     If DTC is at any time unwilling or unable to continue as a depositary for the Global Note and a successor depositary is not appointed by the Company within 90 days, the Company will issue Certificated Notes in exchange for the Global Note.

                   DESCRIPTION OF CERTAIN OTHER INDEBTEDNESS

7 7/8% SENIOR NOTES DUE 2008

     On March 31, 1998 and July 24, 1998, we issued $300.0 million and $100.0 million, respectively, aggregate principal amount of 7 7/8% Senior Notes. The 7 7/8% Senior Notes are senior unsecured obligations of our company and rank equal with our other senior notes, including the Senior Notes being offered pursuant to this prospectus.

     The 7 7/8% Senior Notes bear interest at a rate of 7 7/8% per annum payable semi-annually on April 1 and October 1 of each year and mature on April 1, 2008. The 7 7/8% Senior Notes are not subject to redemption prior to maturity.

     Upon a Change of Control Triggering Event (as defined in the 7 7/8% Indenture), each holder of 7 7/8% Senior Notes will have the right to require us to repurchase such 7 7/8% Senior Notes at 101% of the principal amount thereof plus accrued and unpaid interest to the repurchase date. The Revolving Credit Facility limits our ability to redeem the 7 7/8% Senior Notes.

     Similar to the indentures governing the Senior Notes being offered pursuant to this prospectus (and subject to similar qualifications), the 7 7/8% Indenture contains certain covenants that, among other things, limit (1) the incurrence of additional debt by us and our subsidiaries, (2) the payment of dividends on and redemptions of capital stock by us and our subsidiaries, (3) the use of proceeds from the sale of assets and subsidiary stock, (4) transactions with affiliates,
(5) the incurrence of liens, (6) sale and leaseback transactions and (7) consolidations, mergers and certain transfers of assets.

     The foregoing summary describes certain provisions of the 7 7/8% Indenture and the 7 7/8% Senior Notes, a copy of each of which is available upon request made to us. The foregoing summary does not purport to be complete and is subject to and is qualified in its entirety by reference to the 7 7/8% Indenture and the form of 7 7/8% Senior Notes.

8 3/4% SENIOR NOTES DUE 2007

     On July 8, 1997 and September 10, 1997, we issued $200.0 million and $75.0 million, respectively, aggregate principal amount of 8 3/4% Senior Notes. The
8 3/4% Senior Notes are senior unsecured obligations of our company and rank equal with our other senior notes, including the Senior Notes being offered pursuant to this prospectus.

     The 8 3/4% Senior Notes bear interest at a rate of 8 3/4% per annum payable semi-annually on January 15 and July 15 of each year and mature on July 15, 2007. The 8 3/4% Senior Notes are redeemable at our option, in whole or in part, at any time after July 15, 2002 at the various redemption prices set forth in the 8 3/4% Indenture, plus accrued interest to the date of redemption. In addition, prior to July 15, 2000, up to $96.3 million of the 8 3/4% Senior Notes may be redeemed at 108.75% of the principal amount thereof, plus accrued interest, with the net proceeds of one or more public equity offerings by us.

     Upon a Change of Control Triggering Event (as defined in the 8 3/4% Indenture), each holder of 8 3/4% Senior Notes will have the right to require us to repurchase such 8 3/4% Senior Notes at 101% of the principal amount thereof plus accrued and unpaid interest to the repurchase date. The Revolving Credit Facility limits our ability to redeem the 8 3/4% Senior Notes.

     Similar to the indentures governing the Senior Notes being offered pursuant to this prospectus (and subject to similar qualifications), the 8 3/4% Indenture contains certain covenants that, among other things, limit (i) the incurrence of additional debt by us and our subsidiaries, (ii) the payment of dividends on and redemptions of capital stock by us and our subsidiaries, (iii) the use of proceeds from the sale of assets and subsidiary stock, (iv) transactions with affiliates, (v) the incurrence of liens, (vi) sale and leaseback transactions and (vii) consolidations, mergers and certain transfers of assets.

     The foregoing summary describes certain provisions of the 8 3/4% Indenture and the 8 3/4% Senior Notes, a copy of each of which is available upon request made to us. The foregoing summary does not purport to be complete and is subject to and is qualified in its entirety by reference to the 8 3/4% Indenture and the form of 8 3/4% Senior Notes.

10 1/2% SENIOR NOTES DUE 2006

     On May 16, 1996, we issued $180.0 million aggregate principal amount of 10 1/2% Senior Notes. During 1998, we repurchased a total of $8.3 million in aggregate principal amount of the 10 1/2% Senior Notes. The 10 1/2% Senior Notes are senior unsecured obligations of our company and will rank equal with our other senior notes, including the Senior Notes being offered pursuant to this prospectus.

     The 10 1/2% Senior Notes bear interest at a rate of 10 1/2% per annum payable semi-annually on May 15, and November 15 of each year and mature on May 15, 2006. The 10 1/2% Senior Notes are redeemable at our option, in whole or in part, at any time after May 15, 2001 at the various redemption prices set forth in the 10 1/2% Indenture, plus accrued interest to the date of redemption. In addition, prior to May 15, 1999, up to $63.0 million of 10 1/2% Senior Notes may be redeemed at 110.50% of the principal amount thereof, plus accrued interest, with the net proceeds of one or more public equity offerings by us.

     Upon a Change of Control Triggering Event (as defined in the 10 1/2% Indenture), each holder of 10 1/2% Senior Notes will have the right to require us to repurchase such 10 1/2% Senior Notes at 101% of the principal amount thereof plus accrued and unpaid interest to the repurchase date. The Revolving Credit Facility limits our ability to redeem the 10 1/2% Senior Notes.

     Similar to the indentures governing the Senior Notes being offered pursuant to this prospectus (and subject to similar qualifications), the 10 1/2% Indenture contains certain covenants that, among other things, limit (1) the incurrence of additional debt by us and our subsidiaries, (2) the payment of dividends on and redemptions of capital stock by us and our subsidiaries, (3) the use of proceeds from the sale of assets and subsidiary stock, (4) transactions with affiliates, (5) the incurrence of liens, (6) sale and leaseback transactions and (7) consolidations, mergers and certain transfers of assets.

     The foregoing summary describes certain provisions of the 10 1/2% Indenture and the 10 1/2% Senior Notes, a copy of each of which is available upon request made to us. The foregoing summary does not purport to be complete and is subject to and is qualified in its entirety by reference to the 10 1/2% Indenture and the form of 10 1/2% Senior Notes.

9 1/4% SENIOR NOTES DUE 2004

     On February 17, 1994, we issued $105.0 million aggregate principal amount of 9 1/4% Senior Notes in an underwritten public offering. The 9 1/4% Senior Notes are senior unsecured obligations of our company and will rank equal with our other senior notes, including the Senior Notes being offered pursuant to this prospectus.

     The 9 1/4% Senior Notes bear interest at a rate of 9 1/4% per annum payable semi-annually on February l and August l of each year and mature on February 1, 2004. The 9 1/4% Senior Notes are redeemable at our option, in whole or in part, at any time after February 1, 1999 at the various redemption prices set forth in the 9 1/4% Indenture, plus accrued interest to the date of redemption.

     Upon a Change of Control Triggering Event (as defined in the 9 1/4% Indenture), each holder of 9 1/4% Senior Notes will have the right to require us to repurchase such 9 1/4% Senior Notes at 101% of the principal amount thereof plus accrued and unpaid interest to the repurchase date. The Revolving Credit Facility limits our ability to redeem the 9 1/4% Senior Notes.

     Similar to the indentures governing the Senior Notes being offered pursuant to this prospectus (and subject to similar qualifications), the 9 1/4% Indenture contains certain covenants that, among other things, limit (1) the incurrence of additional debt by us and our subsidiaries, (2) the payment of dividends on and redemptions of capital stock by us and our subsidiaries, (3) the use of proceeds from the sale of assets and subsidiary stock, (4) transactions with affiliates,
(5) the incurrence of liens, (6) sale and leaseback transactions and (7) consolidations, mergers and certain transfers of assets.

     The foregoing summary describes certain provisions of the 9 1/4% Indenture and the 9 1/4% Senior Notes, a copy of each of which is available upon request made to us. The foregoing summary does not purport to be complete and is subject to and is qualified in its entirety by reference to the 9 1/4% Indenture and the form of 9 1/4% Senior Notes.

OTHER

     See "Business -- Description of Facilities" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a description of our other indebtedness.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The discussion set forth in this summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), final, temporary and proposed Treasury regulations thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change (possibly on a retroactive basis).

     This summary is for general information only and does not purport to address all of the federal income tax consequences that may be applicable to a holder of Senior Notes. The tax treatment of a holder of Senior Notes may vary depending on its particular situation. For example, certain holders, including individual retirement and other tax-deferred accounts, insurance companies, tax-exempt organizations, financial institutions and broker-dealers, may be subject to special rules not discussed below. This discussion addresses the tax consequences to the initial holders of the Senior Notes which hold the Senior Notes as a capital asset.

     EACH HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW AND ANY OTHER FEDERAL, STATE, LOCAL OR FOREIGN TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF THE SENIOR NOTES.

UNITED STATES HOLDERS

     In this discussion, "United States holder" means: (1) a citizen or resident of the United States; (2) a corporation, partnership or other entity created or organized under the laws of the United States or of any state; (3) an estate, the income of which is subject to United States federal income taxation regardless of its source; or (4) a trust, the administration of which is subject to the primary supervision of a United States court and the control of all the substantial decisions of which is within the authority of one or more United States persons.

STATED INTEREST

     A United States holder of a Senior Note will be required to report as income for federal income tax purposes interest earned on a Senior Note in accordance with the United States holder's method of tax accounting. A United States holder of a Senior Note using the accrual method of accounting for tax purposes is, as a general rule, required to include interest in ordinary income as such interest accrues, while a cash basis United States holder must include interest income when cash payments are received (or made available for receipt) by such holder.

ORIGINAL ISSUE DISCOUNT

     If the Senior Notes are issued with original issue discount ("OID") within the meaning of Sections 1272 and 1273 of the Code and the pertinent Treasury regulations, United States holders of the Senior Notes generally will be required to include such OID in gross income as it accrues. The total amount of OID, if any, with respect to each Senior Note will be any excess of its "stated redemption price at maturity" over its "issue price"; provided that a Senior Note will be deemed not to have OID if such excess is less than 1/4 of 1% of the Senior Note's stated redemption price at maturity multiplied by the number of complete years to its maturity from its issue date. The "issue price" of the Senior Notes

(or a particular issue of Senior Notes) generally will be the first price at which a substantial amount of such Senior Notes are sold. The "stated redemption price at maturity" of the Senior Notes will be the sum of all payments provided by the Senior Notes other than "qualified stated interest" payments. The term "qualified stated interest" generally means stated interest that is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually at a single fixed rate. A United States holder of a Senior Note issued with OID would be required to include the OID in income for federal income tax purposes as it accrues under a "constant yield method," regardless of such United States holder's method of accounting for tax purposes. To the extent required by applicable law, we will furnish to the IRS and to record United States holders of the Senior Notes information with respect to the OID, if any, accruing during the calendar year (as well as interest paid during that year).

SALE, EXCHANGE OR OTHER TAXABLE DISPOSITION OF A SENIOR NOTE

     Upon the sale, exchange or other taxable disposition of a Senior Note, a United States holder will recognize taxable gain or loss equal to the difference between (1) the amount of cash and the fair market value of property received (other than amounts received attributable to interest not previously taken into account, which amount will be treated as interest received), and (2) the United States holder's adjusted tax basis in the Senior Note. A United States holder's adjusted tax basis in a Senior Note generally will equal the cost of the Senior Note to the United States holder, increased by the amount of any OID previously included in income by the holder with respect to the Senior Note and reduced by any payments previously received by the holder with respect to the Senior Note, other than qualified stated interest payments, and by any premium amortization deductions previously claimed by the holder. Provided that the Senior Note has been held for more than one year, any gain or loss recognized by the holder will generally be a long-term capital gain or loss.

NON-UNITED STATES HOLDERS

INTEREST AND OID

     In general, payments of interest (including any OID) received or accrued by a holder of a Senior Note that is not a United States holder (a "non-United States holder") will not be subject to United States federal withholding tax, provided that:

     (1) (a) the non-United States holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote,

        (b) the non-United States holder is not a controlled foreign corporation that is related to us actually or constructively through stock ownership, and

        (c) the beneficial owner of the Senior Note, under penalty of perjury, either directly or through a financial institution which holds the Senior Note on behalf of the non-United States holder and holds customers' securities in the ordinary course of its trade or business, provides us or our agent with the beneficial owner's name and address and certifies, under penalty of perjury, that it is not a United States person;

     (2) the interest received on the Senior Note is effectively connected with the conduct by the non-United States holder of a trade or business within the United States and the non-United States holder complies with certain reporting requirements; or

     (3) the non-United States holder is entitled to the benefits of an income tax treaty under which the interest is exempt from United States withholding tax and the non-United States holder complies with certain reporting requirements.

Payments of interest not exempt from United States federal withholding tax as described above will be subject to such withholding tax at the rate of 30% (subject to reduction under an applicable income tax treaty).

SALE, EXCHANGE OR OTHER TAXABLE DISPOSITION OF THE SENIOR NOTES

     A non-United States holder generally will not be subject to United States federal income tax (and generally no tax will be withheld) with respect to gain realized or recognized on the sale, exchange or other taxable disposition of a Senior Note, unless:

     (1) the gain is effectively connected with a United States trade or business conducted by the non-United States holder;

     (2) the non-United States holder is an individual who is present in the United States for 183 or more days during the taxable year of the disposition and certain other requirements are satisfied; or

     (3) the gain is subject to federal income tax pursuant to federal income tax laws applicable to certain expatriates.

EFFECTIVELY CONNECTED INCOME

     If interest and other payments received by a non-United States holder with respect to the Senior Notes (including proceeds from the disposition of the Senior Notes) are effectively connected with the conduct by the non-United States holder of a trade or business within the United States (or the non-United States holder is otherwise subject to United States federal income taxation on a net basis with respect to such holder's ownership of the Senior Notes), such non-United States holder will generally be subject to the rules described above under "-- United States Holders" (subject to any modification provided under an applicable income tax treaty). Such non-United States holder may also be subject to the "branch profits tax" if such holder is a corporation.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     Certain non-corporate United States holders may be subject to backup withholding at a rate of 31% on payments of principal, premium and interest on, and the proceeds of the disposition of, the Senior Notes. In general, backup withholding will be imposed only if the United States holder: (1) fails to furnish its taxpayer identification number ("TIN"), which, for an individual, would be his or her Social Security number, (2) furnishes an incorrect TIN, (3) is notified by the IRS that it has failed to report payments of interest or dividends or (4) under certain circumstances, fails to certify, under penalty of perjury, that is has furnished a correct TIN and has been notified by the IRS that is subject to backup withholding tax for failure to report interest or dividend payments. In addition, such payments of principal and interest to United States holders will generally be subject to information reporting. United States holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption, if applicable.

     Backup withholding generally will not apply to payments made to a non-United States holder of a Senior Note which provides the certification described under "Non-United States Holders -- Interest and OID" or otherwise establishes an exemption from backup withholding. Payments by a United States office of a broker of the proceeds of a disposition of the Senior Notes generally will be subject to backup withholding at a rate of 31% unless the non-United States holder certifies that it is a non-United States person under penalty of perjury or otherwise establishes an exemption.

     The amount of any backup withholding imposed on a payment to a holder of a Senior Note will be allowed as a credit against such holder's United States federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS.

NEW TREASURY REGULATIONS

     New final Treasury regulations governing information reporting and the certification procedures regarding withholding and backup withholding on certain amounts paid to non-United States holders after December 31, 1999 generally would not alter the treatment of non-United States holders described above. The new Treasury regulations would alter the procedures for claiming the benefits of an income tax treaty and may change the certification procedures relating to the receipt by intermediaries of payments on behalf of a beneficial owner of a Senior Note. Holders should consult their tax advisors concerning the effect, if any, of such new Treasury regulations on an investment in the Senior Notes.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting agreement, dated March 24, 1999, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, CIBC Oppenheimer Corp., TD Securities (USA) Inc., ING Baring Furman Selz LLC and Scotia Capital Markets (USA) Inc. are acting as representatives, the following respective principal amounts of the Senior Notes set forth opposite the name of such underwriter:

                                               PRINCIPAL      PRINCIPAL
                                               AMOUNT OF      AMOUNT OF
                UNDERWRITER                   7 5/8% NOTES   7 3/4% NOTES
                -----------                   ------------   ------------
Credit Suisse First Boston Corporation......  $187,500,000   $262,500,000
CIBC Oppenheimer Corp. .....................    25,000,000     35,000,000
TD Securities (USA) Inc. ...................    18,750,000     26,250,000
ING Baring Furman Selz LLC..................    12,500,000     17,500,000
Scotia Capital Markets (USA) Inc. ..........     6,250,000      8,750,000
                                              ------------   ------------
  Total.....................................  $250,000,000   $350,000,000
                                              ============   ============

     The underwriting agreement provides that the underwriters are obligated to purchase all of the Senior Notes, if any are purchased. The underwriting agreement provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering of Senior Notes may be terminated.

     The underwriters propose to offer the Senior Notes initially at the public offering price set forth on the cover page of this prospectus and to selling group members at that price less a concession of 1.00% of the principal amount per Senior Note. The underwriters and selling group members may allow a discount of 0.50% of such principal amount per Senior Note on sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to broker/dealers may be changed by the representatives.

     We estimate that our out-of-pocket expenses for this offering will be approximately $200,000.

     We have agreed to indemnify the underwriters against certain liabilities under the Securities Act, or to contribute to payments which the underwriters may be required to make in respect thereof.

     The Notes are a new issue of securities with no established trading market. One or more of the underwriters intends to make a secondary market for the Senior Notes. However, they are not obligated to do so and may discontinue making a secondary market for the Senior Notes at any time without notice. No assurance can be given as to how liquid the trading market for the Senior Notes will be.

     The representatives, on behalf of the underwriters, may engage in over-allotment, stabilizing transactions syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, as amended. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Senior Notes in the open market after the distribution has been

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

completed in order to cover syndicate short positions. Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the Notes originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Senior Notes to be higher than it would otherwise be in the absence of such transactions. These transactions, if commenced, may be discontinued at any time.

     From time to time, certain of the underwriters have provided advisory and investment banking services to us, for which customary compensation has been received. It is expected that such underwriters will continue to provide such services to us in the future.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the Senior Notes in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of the Senior Notes are effected. Accordingly, any resale of Senior Notes in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of Senior Notes.

REPRESENTATION OF PURCHASERS

     Each purchaser of the Senior Notes in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom such purchase confirmation is received that (1) such purchaser is entitled under applicable provincial securities laws to purchase such Senior Notes without the benefit of a prospectus qualified under such securities laws, (2) where required by law, that such purchaser is purchasing as principal and not as agent, and (3) such purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by
Section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or

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

such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of the Senior Notes to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Senior Notes acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one such report must be filed in respect of Notes acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of Senior Notes should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Senior Notes in their particular circumstances and with respect to the eligibility of the Senior Notes for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     The validity of the securities offered hereby will be passed upon for us by Brobeck, Phleger & Harrison LLP, San Francisco, California. The underwriters have been represented by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

                                    EXPERTS

     The financial statements and schedules incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their reports. In those reports, that firm states that with respect to a certain subsidiary its opinion is based on the reports of other public accountants, namely Moss Adams LLP. The financial statements and supporting schedules referred to above have been included herein in reliance upon the authority of that firm as experts in giving said reports.

     The consolidated financial statements of Sumas Cogeneration Company, L.P. and Subsidiary as of December 31, 1998 and 1997 and for each of the years ended December 31, 1998, 1997 and 1996 included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 18, 1999 and incorporated by reference in this prospectus have been audited by Moss Adams LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon authority of said firm as experts in giving said reports.

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